Exhibit 99.3

[REDACTED COPY]

EARN-IN AGREEMENT

made among SALOBO METAIS S.A.

and

ERO BRASIL PARTICIPAÇÕES II LTDA.

and

ERO COPPER CORP.

Dated as of: July 19 , 2024

[REDACTED COPY]

TABLE OF CONTENTS

ARTICLE 1 – INTERPRETATION	2
1.01	Definitions	2
1.02	Headings	17
1.03	Extended Meanings	17
1.04	Statutory References	17
1.05	Other References	18
1.06	Accounting Principles	18
1.07	Currency	18
1.08	Calculation of Time and Dates	18
1.09	Schedules	18
1.10	Governing Law	18
1.11	Severability	19
1.12	Knowledge	19
ARTICLE 2 – REPRESENTATIONS AND WARRANTIES	19
2.01	Mutual Representations and Warranties	19
2.02	Vale Representations and Warranties	20
2.03	Ero and Ero Copper Representations and Warranties	24
2.04	Survival of Representations and Warranties	24
ARTICLE 3 – EARN-IN OPTION	25
3.01	Phases	25
3.02	Earn-in Option	25
3.03	DFS Peer Review Process	27
3.04	FID Approval; Vale Put Options	28
3.05	Earn-in Termination Notice	30
3.06	Delay Event	30
3.07	Formation of JV Company and JV Asset Transfer	30
3.08	CADE Approval	31
3.09	Formation of Joint Venture	33
ARTICLE 4 – OPERATOR, OPERATIONS, THE TECHNICAL COMMITTEE AND OTHER COVENANTS	33
4.01	Operator	33
4.02	Cooperation Agreement and Obligations of Vale	34
4.03	Operator’s Rights and Obligations	35
4.04	Baseline Study.	39
4.05	Technical Committee	40
4.06	Work Programs	42
4.07	Vale Policies	43
4.08	BNDES	43
ARTICLE 5 – TRANSFERS	45
5.01	Transfers	45
5.02	Conditions of any Transfer	46
5.03	Ero Change of Control	47
5.04	Further Limitations on Transfers	48

[REDACTED COPY]

-ii-

5.05	Exempt Transfers	49
ARTICLE 6 – ADDITIONAL RIGHTS	49
6.01	Additional Rights	49
ARTICLE 7 – ERO COPPER GUARANTEE	49
7.01	Ero Copper Guarantee	49
7.02	Transfer of Guarantee	50
ARTICLE 8 – INDEMNIFICATION	50
8.01	Indemnification of Vale	50
8.02	Indemnification of Ero	51
8.03	Indemnified Persons	52
8.04	Third Party Legal Claims	52
8.05	Exclusion of Consequential Losses	53
8.06	Waiver of Breach 53
ARTICLE 9 – FORCE MAJEURE	53
9.01	Cure Period	53
9.02	Force Majeure	53
ARTICLE 10 – CONFIDENTIAL INFORMATION	55
10.01	Confidential Information	55
10.02	News Releases	57
ARTICLE 11 – DISPUTE RESOLUTION	58
11.01	Fair Market Value (FMV)	58
11.02	Indirect Transfer Valuation Dispute	59
11.03	Arbitration	59
ARTICLE 12 – TERMINATION	61
12.01	Termination Events	61
12.02	Termination for Default	62
12.03	Effect of Termination	63
ARTICLE 13 – NOTICE	64
ARTICLE 14 – GENERAL	65
14.01	No Partnership etc.	65
14.02	Parties’ Rights to Conduct Other Business	66
14.03	Compliance and Sanctions	66
14.04	Entire Agreement	67
14.05	Amendment	67
14.06	No Waiver of Breaches	67
14.07	Survival	67
14.08	Special Remedies	68
14.09	Remedies Cumulative	68

[REDACTED COPY]

-iii-

14.10	No Third Party Beneficiaries	68
14.11	Successors and Assigns	68
14.12	Counterparts	68
14.13	Electronic Signature	68

[REDACTED COPY]

EARN-IN AGREEMENT

THIS AGREEMENT is made as of the 19th day of July, 2024

AMONG:

SALOBO METAIS S.A., a corporation organized under the laws of Brazil

(“Vale”)

- and -

ERO BRASIL PARTICIPAÇÕES II LTDA., a limited liability company organized under the laws of Brazil

(“Ero”)

- and -

ERO COPPER CORP., a corporation organized under the laws of British Columbia

(“Ero Copper”)

WHEREAS:

A.	Vale is the legal and beneficial holder of 100% of the right, title and interest in and to the Assets (as defined herein), subject to the BNDES Risk Agreement (as defined herein).

B.	The Mineral Rights relating to ANM process no. 856.384/1996 (the “BNDES Mineral Right”) is subject to the BNDES Risk Agreement, pursuant to which Vale must notify Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) and obtain its approval prior to the assignment of the BNDES Mineral Right, and the assignee (including if such assignee is Ero or the JV Company or another Person under the terms of this Agreement) must comply with the requirements and procedures set forth in Clause X, and satisfy the requirements provided in the Annex III, of the BNDES Risk Agreement for the assignment to be effective.

C.	Vale wishes to grant to Ero, and Ero wishes to receive from Vale, the sole and exclusive right and option to earn a 60% Ownership Interest (as defined herein) on the terms set out in this Agreement.

D.	Ero is a wholly-owned subsidiary of Ero Copper, and Ero Copper wishes to enter into this Agreement to guarantee the performance of Ero’s obligations under this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

[REDACTED COPY]

ARTICLE 1 – INTERPRETATION

1.01	Definitions

For the purposes of this Agreement the following words and phrases will have the following meanings:

(1)	“Additional Rights” has the meaning given to such term in Section 6.01(2);

(2)	“Affiliate” means, in reference to a Party, any Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Party;

(3)	“Agreement” means this earn-in agreement, including its recitals and schedules, as amended from time to time in accordance with the terms hereof;

(4)	“ANM” means the Brazilian National Mining Agency (Agência Nacional de Mineração);

(5)	“ANM Reports” has the meaning given to such term in Section 4.05(a)(ix);

(6)	“Annual Reports” has the meaning given to such term in Section 4.03(2)(q);

(7)	“Anti-Corruption Laws” means:

(a)	the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions 1997 (OECD Convention);

(b)	the United Nations Convention against Corruption 2003;

(c)	the Corruption of Foreign Public Officials Act of Canada (CFPOA);

(d)	the Foreign Corrupt Practices Act of 1977 of the United States of America (FCPA);

(e)	the Bribery Act 2010 of the United Kingdom (UK Bribery Act);

(f)	the provisions related to bribery and corruption of Governmental Authorities of the Brazilian Anticorruption Law (Lei nº 12.846/2013);

(g)	sections 332 to 337 of the Brazilian Criminal Code (Decreto-Lei nº 2.848/1940);

(h)	the provisions related to bribery and corruption of Governmental Authorities of the Brazilian Law nº 8.492/1992;

(i)	any regulations under any of the above; and

(j)	any other Applicable Law which:

(i)	prohibits the offering of any gift, payment or other benefit to any Person or any officer, employee, agent or adviser of such Person, or concerns or relates to money laundering, corruption, fraud, violations to public bidding and government contracts, public improbity, or electoral violations; or

[REDACTED COPY]

(ii)	is broadly equivalent to the CFPOA, the FCPA or the UK Bribery Act, is intended to enact the provisions of the OECD Convention, or has as its objective the prevention of corruption,

and is applicable in the jurisdiction in which the Parties are registered or conduct business or in which Operations are to be conducted;

(8)          “Anti-Money Laundering Laws” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Brazilian Law No. 9,613 of March 3, 1998 and all other applicable anti-money laundering, anti-terrorist financing, government sanction, financial record-keeping and reporting and “know your client” requirements, including any rules, regulations, guidelines or orders thereunder or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority;

(9)          “Applicable Law” or “Applicable Laws” means all applicable federal, provincial, territorial, state, regional and local laws (statutory or common), rules, ordinances (including zoning and mineral removal ordinances), regulations, grants, concessions, franchises, licences, orders, directives, court, judgments, decrees, and other governmental restrictions, agreements or commitments entered into with a Governmental Authority, including Commitment Terms (Termos de Compromisso) and Conduct Adjustment Terms (Termos de Ajustamento de Conduta), permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature (including any applicable securities laws or regulations, and any applicable rules of any stock exchange, imposing disclosure requirements, and including, for greater certainty, Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions and Environmental Laws);

(10)	“Appraiser” has the meaning given to such term in Section 11.01(3);

(11)        “Assets” means the Mineral Properties, all Mineral Rights comprising the Mineral Properties and, including, without limitation, all associated licences, claims, leases, permits, lease agreements, contracts, personal property, real property rights, water rights, easements, data, maps, information, technical reports, drill core, samples and assays in relation to the Mineral Properties, together with supplies physically located on the Mineral Properties as of the Effective Date and supplies acquired by the Operator after the Effective Date in relation to the Mineral Properties that are physically located on the Mineral Properties, and all Mineral Rights applied for or granted at any time hereafter in respect of, from or relating to the Mineral Properties or another Asset under this definition;

(12)	“Baseline Study” has the meaning given to such term in Section 4.04;

(13)	“BNDES” has the meaning given to such term in the recitals to this Agreement;

(14)        “BNDES Mineral Right” has the meaning given to such term in the recitals to this Agreement;

(15)        “BNDES Risk Agreement” means the Agreement for Advances for Future Participation in Enterprises with Risk Clause and Other Covenants No. 97.2.051.1.1 between Vale S.A. (formerly Companhia Vale do Rio Doce) and BNDES on March 31, 1997, as amended from time to time;

(16)        “BNDES Transferee Approval” means the written confirmation from BNDES that Ero satisfies the criteria set forth in Annex III of the BNDES Risk Agreement, after Vale, Ero and the JV Company, as applicable, request BNDES consent for the change of control of the JV Company as provided in Section 4.08(5), but excluding, for greater certainty, (a) any other actions or requirements that Ero, Vale or the JV Company may be required to take or satisfy in connection with the BNDES Risk Agreement (including in connection with the entering into of any agreement that amends, restates or supersedes the BNDES Risk Agreement in respect of the BNDES Mineral Right between the JV Company and BNDES) and (b) the BNDES Transferee Preliminary Analysis;

[REDACTED COPY]

(17)        “BNDES Transferee Preliminary Analysis” has the meaning given to such term in Section 4.08(2);

(18)        “Budget” means a budget for the Operations conducted pursuant to this Agreement;

(19)        “Business Day” means any day other than a Saturday, Sunday or day that is a statutory holiday in any of São Paulo, Brazil, Vancouver, British Columbia or Toronto, Ontario;

(20)        “CADE” means the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica);

(21)	“CADE Ero Approval” has the meaning given to such term in Section 3.08(3);

(22)	“CADE JV Approval” has the meaning given to such term in Section 3.08(1);

(23)	“CAM-CCBC” has the meaning given to such term in Section 11.01(4);

(24)	“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

(25)        “CIM Guidelines” means the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on November 29, 2019;

(26)        “CIM Standards” means the Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014;

(27)        “Committed Ownership Interest” has the meaning given to such term in Section 3.04(3)(a);

(28)        “Complementary Work and Studies” has the meaning given to such term in Section 4.05(a)(iv);

(29)	“Compliant DFS” means a DFS that:

(a)	is compliant with NI 43-101, the International Standards and the MRMR Standards; and

(b)	has undergone a Peer Review Process (if so elected by Vale) pursuant to Section 3.03(2);

(30)        “Confidential Information” has the meaning given to such term in Section 10.01(1);

[REDACTED COPY]

(31)        “Control” means: (a) in the case of corporate entities, direct or indirect ownership of more than 50% of the stock or shares entitled to vote for the election of directors; (b) in the case of non-corporate entities, direct or indirect ownership of more than 50% of the equity interest or ownership interest (however designated) with the power to direct the management and policies of such non-corporate entities; and (c) a general partner of a limited partnership that controls the limited partnership;

(32)	“Cooperation Agreement” has the meaning given to such term in Section 4.02(1);

(33)	“Defaulting Party” has the meaning given to such term in Section 12.02(1);

(34)	“Defence Notice” has the meaning given to such term in Section 8.04(1);

(35)	“Delay Event” means any of the following:

(a)	an event of force majeure under Article 9;

(b)	with respect to Phase 1, a delay for such number of days as is required for the Operator to complete the Baseline Study pursuant to Section 4.04, provided that such delay shall not exceed six months following the Effective Date;

(c)	with respect to Phase 3, a delay for such number of days as is required for the Parties to complete the Peer Review Process (if any) in accordance with Section 3.03(2); and

(d)	with respect to any of the Phases, a delay for such number of days as is required for the Technical Committee to complete its review in accordance with Section 4.05(a)(iv) and for Ero to complete any Complementary Work and Studies requested by the Technical Committee pursuant to Section 4.05(a)(iv);

(e)	with respect to any of the Phases, a delay for the number of days it takes the Operator to obtain a permit required for drilling/exploration activities (but only in the circumstances that the Operator has used commercially reasonable efforts to obtain such permits, licenses, rights or authorizations, including by filing (or directing Vale, with reasonable advance notice, to file) timely and complete applications, where applicable or required), or a delay for the number of days it takes the Operator to obtain access to the Mineral Properties (but only in the circumstances that the Operator has used commercially reasonable efforts to obtain access to the Mineral Properties, including by obtaining an injunction or other court precautionary measure or a final court decision granting access to a part or all of the Mineral Properties);

(36)        “Development” means all preparation (other than Exploration) for the removal and recovery of Minerals produced from the Mineral Properties, including construction and installation of mines, wells and plants, pre-Mining underground workings, infrastructure and any improvements to be used for the Mining, handling, milling, processing or other beneficiation of Minerals produced from the Mineral Properties, or the removal of overburden, and includes all related Environmental Compliance;

(37)        “Development Program and Budget” has the meaning given to such term in Section 3.04(1)(a)(ii);

[REDACTED COPY]

(38)        “DFS” means a definitive feasibility study, prepared by a recognized firm of mining engineering consultants in accordance with the principles and requirements of NI 43-101, CIM Standards, CIM Guidelines, the International Standards and the MRMR Standards;

(39)        “Disclosure Authorities” has the meaning given to such term in Section 10.01(1)(c);

(40)        “Earn-in Announced Ero Change of Control” has the meaning given to such term in Section 5.03(4);

(41)	“Earn-in Call Right” has the meaning given to such term in Section 5.03(1)(b);

(42)        “Earn-in Change of Control Rights” has the meaning given to such term in Section 5.03(1);

(43)	“Earn-in CoC Notice” has the meaning given to such term in Section 5.03(2);

(44)	“Earn-in Date” has the meaning given to that term in Section 3.02(3);

(45)	“Earn-in Interest” has the meaning given to such term in Section 3.02(1);

(46)	“Earn-in Option” has the meaning given to such term in Section 3.02(1);

(47)        “Earn-in Period” means the period from the Effective Date until the earlier of (a) the termination of this Agreement and (b) the JV Formation Date;

(48)	“Earn-in Requirements” has the meaning given to such term in Section 3.02(2);

(49)	“Earn-in Termination Notice” has the meaning given to such term in Section 3.05;

(50)	“Effective Date” means the date of this Agreement;

(51)        “Encumbrance” means any lien or trust (deemed, statutory or otherwise), charge, hypothecation, pledge, mortgage, title retention agreement or arrangement, fiduciary assignment (cessão ou alienação fiduciária), conditional sale agreement, right of set-off or arrangement, option or earn-in agreement, covenant, condition, lease, license, security interest of any nature, claim, exception, reservation, easement, encroachment, right of occupation, right-of-way, right-of-entry, matter capable of registration against title, assignment, right of first refusal, right of pre-emption, royalty, right, privilege or any other encumbrance or other adverse Third Party interest of any nature (including any execution, seizure, attachment or garnishment which binds property), regardless of form, whether or not registered or registrable and whether or not consensual or arising by any Applicable Law, and includes an agreement to give or create any of the foregoing;

(52)        “Environmental Compliance” means actions performed during or after Operations to comply with the requirements of all Environmental Laws or contractual commitments related to reclamation of property or other compliance with Environmental Laws;

(53)        “Environmental Laws” means all Applicable Laws relating to the protection or conservation of the environment, pollution prevention and abatement, biodiversity conservation, sustainable natural resources management, protection of indigenous and traditional peoples and cultural heritage, including with respect to air, soil, surface water, ground water, biota, wildlife, human health, or personal or real property, and includes those laws that regulate, ascribe, provide for or pertain to liabilities or obligations in relation to the existence, use, production, manufacture, processing, distribution, transport, handling, storage, removal, treatment, disposal, emission, discharge, migration, seepage, leakage, spillage or release of Hazardous Substances or the construction, alteration, use or operation, reclamation or restoration, demolition or decommissioning of any facilities or other real or personal property;

[REDACTED COPY]

(54)        “Environmental Liabilities” means any and all claims, actions, causes of action, damages, losses, liabilities, obligations, fines, penalties, judgments, amounts paid in settlement, assessments, costs, disbursements, or expenses (including attorneys’ fees and costs, experts’ fees and costs, and consultants’ fees and costs) of any kind or of any nature whatsoever that are asserted against any Party or the Operator, by any Person other than any such listed party, alleging liability (including liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, containment costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (a) the presence, release, threatened release, discharge or emission into the environment of any Hazardous Substances existing or arising on, beneath or above the Project Area or emanating or migrating or threatening to emanate or migrate from the Project Area to off-site properties; (b) the physical disturbance of the environment; or (c) the violation or alleged violation of any Environmental Laws;

(55)	“Ero” has the meaning set out in the preamble of this Agreement;

(56)	“Ero Call Option” has the meaning given to such term in Section 3.08(2)(b);

(57)	“Ero Call Option Transfer” has the meaning given to such term in Section 3.08(4);

(58)	“Ero Change of Control” means, with respect to Ero Copper:

(a)	a transaction that would result in the acquisition by any Person (other than a Permitted Affiliate of Ero) of:

(i)	assets of Ero Copper and its subsidiaries, the FMV of which assets, in the aggregate, constitute 50% or more of the FMV of the consolidated assets of Ero Copper (other than, for greater certainty, any transaction which falls within the definition of an Indirect Transfer); or

(ii)	voting or equity securities of Ero Copper where those securities, together with such Person’s other securities or the securities of any other Persons acting jointly or in concert with such Person, constitute, in the aggregate, 31% or more of the outstanding voting or equity securities of Ero Copper;

(b)	a transaction that would result in the acquisition by any Person of an indirect interest in and to this Agreement, the Assets or the JV Company through an acquisition of a direct or indirect interest in any of Ero’s Permitted Affiliates where such acquisition would result in Ero Copper no longer directly or indirectly holding more than 50% of the voting or equity securities of any Permitted Affiliate that directly or indirectly owns Ero’s interest in and to this Agreement, the Assets or the JV Company (other than, for greater certainty, any transaction which falls within the definition of an Indirect Transfer); or

[REDACTED COPY]

(c)	an amalgamation, consolidation, merger or combination as a result of which the Person(s) who were holders of equity securities of Ero Copper immediately prior to such transaction cease to hold a majority of the equity securities of Ero Copper;

(59)	“Ero Copper” has the meaning set out in the preamble of this Agreement;

(60)	“Ero FID Election Notice” has the meaning given to such term in Section 3.04(2);

(61)	“Ero Indemnified Persons” has the meaning given to such term in Section 8.02;

(62)	“Ero Representatives” has the meaning given to such term in Section 4.05;

(63)	“ESG Matters” has the meaning given to such term in Section 4.05(a)(vii);

(64)        “Exploration” means all activities conducted during the Earn-In Period which are directed toward ascertaining the existence, location, quantity, quality or commercial value of mineralization deposits or mineral products, including in particular all activities conducted to define mineral resources, and includes all related or required Environmental Compliance in relation to those exploration activities;

(65)        “Exploration Expenditures” means costs, outlays, expenditures, expenses, obligations and liabilities of whatever kind or nature reasonably and properly spent or incurred by or on behalf of the Operator after the Effective Date in carrying out Operations and before the Effective Date in accordance with Section 4.04. Exploration Expenditures shall include all costs and expenses incurred and monies expended pursuant to the following: (a) in doing geophysical, geochemical, land or geological examinations and surveys on the Mineral Properties; (b) in connection with any Work Program of surface or underground prospecting, exploring, drilling, assaying or metallurgical testing; (c) in conducting environmental or cultural resource studies and otherwise in complying with the requirements of Environmental Law; (d) in preparing submissions to any Governmental Authority with respect to all required permits, licenses and approvals (including required exploration plans and consultation); (e) in paying wages and salaries of Persons directly engaged in performing a Work Program on, and solely in respect of, the Mineral Properties; (f) to maintain the Mineral Properties in good standing under applicable legislation and the terms of the Mineral Rights; (g) carrying out mineral, soil, water, or other testing; (h) in preparing engineering, geological or environmental studies and/or reports and test work related thereto; (i) accounting, legal and administration costs in relation to the maintenance of the Mineral Properties and the conduct of Operations; (j) in supplying food, lodging and other reasonable needs for personnel; (k) reasonable travelling expenses of all Persons engaged in Operations with respect to and for the benefit of the Mineral Properties, including for their food, lodging and other reasonable needs; (l) payments to contractors or consultants for work done, services rendered or materials supplied; (m) the costs of insurance premiums and performance bonds or other security including necessary financial assurance for reclamation obligations; and (n) in carrying out any requirements or prerequisites in order to obtain all necessary or appropriate approvals, permits, consents or permissions relating to the carrying out of Work Programs, including, without limitation, environmental or cultural resource evaluations, permits, approvals or consents; provided, for greater certainty, only costs and expenses incurred by, and monies expended by Ero or contractors hired by Ero shall be Exploration Expenditures except for costs and expenses incurred by Vale (including the use of the Vale laboratory) if such costs and expenses have been previously approved by Ero in writing, acting reasonably;

[REDACTED COPY]

(66)        “FID” or “Final Investment Decision” means a decision to commence Development;

(67)	“FID Approval” means that the FID has been approved by:

(a)	Ero only (and Vale has not approved the FID or Vale is deemed not to have approved the FID as a result of the expiration of the 60-day period set out in Section 3.04(3) without Vale approving the FID); or

(b)	both Ero (in accordance with Section 3.04(2)(a)) and Vale (in accordance with Section 3.04(3)(a));

(68)	“FID Requirements” has the meaning given to such term in Section 3.04(1);

(69)        “FMV” means, in respect of the fair market value of anything contemplated in this Agreement, the fair market value thereof agreed, from time to time, between the Parties or, failing agreement between them after a period of 15 Business Days has elapsed from the Parties’ first attempt to agree to such FMV, the valuation of the fair market value of such thing as between a willing but not anxious seller and a willing but not anxious buyer dealing with one another at arms’ length, each having adequate information about such thing, determined by an Appraiser pursuant to Section 11.01;

(70)	“Free Carry” has the meaning given to such term in the JV Terms;

(71)        “Furnas Property” means the area and Mineral Rights set forth in Schedule A, described as the Furnas Property and includes any Mineral Properties;

(72)        “Good Mining Practice” means, in relation to exploration, development, mining and surveying, as the case may be, those practices, methods and acts engaged in or approved by a Person which, in the conduct of its undertaking, exercises that degree of safe and efficient practice, diligence and prudence reasonably and ordinarily exercised by skilled and experienced operators engaged in the international mining industry;

(73)        “Government Official” means any Person qualifying as a public official or a “foreign public official” under the laws of Canada, Brazil, the United States or any other Anti-Corruption Laws or Anti-Money Laundering Laws, including but not limited to: (a) a Person holding an official position, such as an employee, officer, or director, with any Governmental Authority, or agency, department or instrumentality thereof, including a state-owned-or-controlled enterprise; (b) any individual “acting in an official capacity”, such as a delegation of authority, from a Governmental Authority to carry out official responsibilities, including with respect to a specific project assignment; or (c) an official of a Public International Organization such as the United Nations, the World Bank, the International Monetary Fund, or regional development banks, such as the Inter-American Development Bank;

(74)        “Governmental Authority” means any foreign, domestic, national, federal, provincial, territorial, state, tribal, regional, municipal or local government or authority, quasi government authority, fiscal or judicial body, government or self-regulatory organization, commission, board, tribunal, organization, or any regulatory, administrative or other agency, or any political or other subdivision, department, or branch of any of the foregoing, or any other body or entity created under the authority of any of the foregoing;

[REDACTED COPY]

(75)        “Hazardous Substance” means any contaminant, pollutant or hazardous substance that is likely to cause harm or degradation to the environment or risk to human health or safety, including any pollutant, contaminant, waste, hazardous waste, toxic substance or dangerous good which is defined or identified in any Environmental Law;

(76)	“Historical Costs” has the meaning given to such term in Section 3.04(3)(b)(ii)(A);

(77)	“Indemnified Person” has the meaning given to such term in Section 8.04(1);

(78)	“Indemnitor” has the meaning given to such term in Section 8.04(1);

(79)        “Indirect Transfer” means, in reference to a Party, the acquisition by any Person of an indirect interest in and to this Agreement or the Assets through an acquisition of a direct or indirect interest in such Party, excluding, for greater certainty, where such Person acquires an indirect interest in this Agreement or the Assets:

(a)	solely through its acquisition of an interest in the securities of Ero Copper or VBML; or

(b)	as part of its acquisition of certain assets of Vale or its Affiliates where the value of the indirect interest in this Agreement and the Assets represents less than 30% of the overall value of the assets acquired as part of that transaction;

(80)	“Insolvency Event” means:

(a)	in relation to any company or corporation:

(i)	such company or such corporation ceasing to carry on business;

(ii)	its Liquidation;

(iii)	a mortgagee taking possession of, or commencing the disposition of, all or substantially all of the such company’s or such corporation’s assets, operations or business;

(iv)	an external administrator is appointed in respect of the such company or such corporation or any of its property;

(v)	the such company or such corporation resolves to enter into Liquidation; or

(vi)	an application being made which is not dismissed or withdrawn within 10 Business Days for an order, resolution being passed or proposed, a meeting being convened or any other action being taken to cause or consider anything described in paragraphs (i) to (v) (inclusive) above;

(vii)	a decree or order by a court is passed, or an analogous proceeding taken, against such company or such corporation:

(A)	adjudging it bankrupt or insolvent;

(B)	appointing a receiver, liquidator, síndico, assignee, interventor, trustee, sequestrator (or other similar official) of such company or such corporation of any substantial part of any of its property or other assets; or

[REDACTED COPY]

(C)	ordering the winding up of its affairs or its Liquidation;

(viii)	such company or such corporation:

(A)	requests a moratorium or suspension of payment of liabilities due to creditors generally from any court;

(B)	takes any form of corporate action to, or files a petition to a court requesting to, be Liquidated, adjudicated bankrupt or insolvent, or requests a self-bankruptcy procedure, a judicial recovery procedure (recuperação judicial), or an extrajudicial recovery procedure (recuperação extrajudicial);

(C)	consents to the institution of bankruptcy or insolvency proceedings against it;

(D)	requests a conciliatory proceeding (conciliação) and/or a mediation (mediação) preceding or supervening a judicial recovery procedure (recuperação judicial) or any other procedure provided under the Brazilian Law No. 11,101 of February 9, 2005; or

(E)	admits its inability to pay its liabilities generally as they become due or otherwise becomes insolvent; and

(b)	in relation to any Person, anything analogous to or having a similar effect to anything described above in this definition under the law of any relevant jurisdiction;

(81)	“International Standards” means the standards set forth in Schedule B;

(82)	“Joint Venture” has the meaning given to such term in Section 3.09(1);

(83)	“JV Asset Transfer” has the meaning given to such term in Section 3.07(1)(b);

(84)	“JV Asset Transfer Costs” has the meaning given to such term in Section 3.07(1);

(85)	“JV Company” has the meaning given to such term in Section 3.07(1)(a);

(86)        “JV Company Organization Steps” has the meaning given to such term in Section 3.07(1);

(87)	“JV Formation Date” has the meaning given to such term in Section 3.09(1);

(88)	“JV Terms” has the meaning given to such term in Section 3.09(3);

(89)	“JVSA” has the meaning given to such term in Section 3.09(3);

(90)        “Legal Claim” means any civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit or proceeding and any loss, liability (including contingent liability), damage, expense (including reasonable legal fees and costs), notice, demand or claim resulting therefrom or any other claim or demand of whatever nature or kind;

[REDACTED COPY]

(91)	“Liquidation” means:

(a)	a winding up or liquidation (whether voluntary or involuntary), provisional liquidation, dissolution, bankruptcy or other analogous proceeding; or

(b)	an arrangement, assignment, composition or moratorium with or for the benefit of creditors or any class or group of creditors;

(92)        “Losses” means any and all damages, fines, penalties, deficiencies, losses, costs, fees and expenses (including the reasonable costs and expenses of any assessment, judgment, settlement or compromise relating thereto, legal fees and disbursements);

(93)        “Mineral Properties” means the Mineral Rights comprising the Furnas Property, together with any renewal or re-issue of any such Mineral Rights, and any other form of successor or substitute title therefor;

(94)        “Mineral Rights” means mining rights, mineral claims, manifestos de mina, exploration permits or licences, prospecting licences, large-scale mining licences, mining leases, miscellaneous purpose licences, tenements, concessions and other forms of mineral tenure or other rights to or concerning Minerals, or rights to work upon lands for the purpose of searching for, developing or extracting Minerals under any forms of mineral title or right recognized under the Applicable Laws in Brazil or any subdivision thereof, whether contractual, statutory or otherwise, or any interest therein, and any applications for such Mineral tenure or other rights to Minerals, and any Mineral tenure or other rights to Minerals including any renewals, extensions, amendments, consolidations or other rights derived from such applications;

(95)        “Minerals” means all Ores, and concentrates or metals derived from them, containing those groups of precious, base and industrial minerals and which are found in, on or under the Mineral Rights and may lawfully be explored for, mined and sold pursuant to the rights granted by such Mineral Rights and other instruments of title under which any of such Mineral Rights are held;

(96)        “Mining” means extracting, producing, beneficiating, handling, milling or other processing of Minerals produced from the Mineral Properties, and includes all related or required Environmental Compliance in each case from and after the Effective Date;

(97)        “MRMR Standards” means the Brazilian ANM norms and regulations and any other applicable Brazilian law relating to the disclosure of mineral resources and mineral reserves;

(98)        “Negative FID Free Carry” has the meaning given to such term in Section 3.04(3)(b)(i);

(99)        “NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, or any successor instrument, rule or policy;

(100)	“Offered Interest” has the meaning given to such term in Section 5.01(1);

[REDACTED COPY]

(101)     “Operations” includes from and after the Effective Date every kind of work done on or in respect of the Project Area or the products therefrom, whether done on or off-site, and, without limiting the generality of the foregoing, includes the work of prospecting, exploration, assessment, geophysical, geochemical and geological surveys, assays, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, cross-cutting and drifting, searching for, digging, trucking, sampling, working, mining and procuring Minerals in connection with the Assets, surveying and applying for and obtaining the grant of Mineral Rights, and doing all other work usually considered to be prospecting, exploration, development and/or mining work, including all such activities related to Exploration, Development and Mining;

(102)	“Operator” has the meaning given to such term in Section 4.01;

(103)     “Ore” means mineralised material from which Minerals can be economically recovered;

(104)     “Ownership Interest” means (i) prior to the JV Formation Date, the percentage interest representing an undivided beneficial ownership of the Party in the Assets and (ii) from and after JV Formation Date, means the percentage interest representing the share ownership of a Party in the JV Company, and, in each case, such Party’s corresponding share of all other rights and obligations arising under this Agreement or the JVSA, as applicable;

(105)     “Parties” means Vale, Ero and Ero Copper, together, and “Party” means any one of them;

(106)	“Peer Review Process” has the meaning given to such term in Section 3.03(2);

(107)	“Peer Review Right” has the meaning given to such term in Section 3.03(2);

(108)	“Peer Reviewer” has the meaning given to such term in Section 3.03(2);

(109)	“Permitted Affiliate” means:

(a)	in the case of Ero, Ero Copper or any direct or indirect wholly-owned subsidiary of Ero Copper; and

(b)	in the case of Vale, VBML or any direct or indirect wholly-owned subsidiary of VBML;

(110)     “Permitted Encumbrances” means: (a) any Encumbrances expressly provided for or acknowledged in this Agreement; (b) security given to a public utility or any Governmental Authority when required in the ordinary course of business; (c) any reservations or exceptions contained in the concessions or other original grant of rights underlying or related to the Mineral Rights; (d) any encumbrance right or royalty vested in favour of any Governmental Authority arising under Applicable Laws; (e) rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services; (f) any Encumbrances granted to BNDES under the BNDES Risk Agreement with regards to the BNDES Mineral Right; and (g) any Encumbrance granted or constituted by operation of law in favour of the landowners over the area on which the Mineral Properties are located;

[REDACTED COPY]

(111)     “Person” means an individual, corporation, trust, partnership, limited liability company, contractual mining company, joint venture, unincorporated organization, firm, estate, governmental authority or any agency or political subdivision thereof, or other entity;

(112)     “Person of Concern” means and includes: (a) a Government Official; (b) a political party, an official of a political party (including any member of an advisory council or executive council of a political party), or a candidate for political office; (c) an individual who has identified himself or herself as an immediate family member, such as a parent, spouse, sibling, or child of a person in category (a) or (b); or (d) an individual who has identified himself or herself as an agent, intermediary, or close business associate of any person in the foregoing categories;

(113)     “PFS” means a comprehensive prefeasibility study, prepared by or on behalf of Ero in accordance with the principles and requirements of NI 43-101, CIM Standards and CIM Guidelines in respect of the Mineral Properties, of a range of options for the technical and economic viability of mining operations on the Mineral Properties that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. The study must include a financial analysis based on reasonable assumptions on or in respect of mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations (including permitting), work plan and schedule for the recommended next study phase and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting;

(114)	“Phase 1” has the meaning given to such term in Section 3.01(1)(a);

(115)     “Phase 1 Earn-in Requirements” has the meaning given to such term in Section 3.02(2)(a)(i);

(116)     “Phase 1 End Date” means the date on which Ero fulfills all of the Phase 1 Earn-in Requirements;

(117)	“Phase 2” has the meaning given to such term in Section 3.01(1)(b);

(118)     “Phase 2 Earn-in Requirements” has the meaning given to such term in Section 3.02(2)(a)(ii);

(119)     “Phase 2 End Date” means the date on which Ero fulfills all of the Phase 2 Earn-in Requirements;

(120)	“Phase 3” has the meaning given to such term in Section 3.01(1)(c);

(121)     “Phase 3 Earn-in Requirements” has the meaning given to such term in Section 3.02(2)(a)(iii);

(122)     “Phase 3 End Date” means the date on which Ero fulfills all of the Phase 3 Earn-in Requirements;

(123)	“Phase Reports” has the meaning given to such term in Section 4.03(2)(p);

(124)	“Phases” has the meaning given to such term in Section 3.01(1);

[REDACTED COPY]

(125)	“Project Area” means the area of land subject to the Mineral Properties;

(126)	“Proposed FMV” has the meaning given to such term in Section 11.01(4)

(127)	“Put Option Transfer” has the meaning given to such term in Section 6.01;

(128)     “QP” means a Person that is considered a qualified person under NI 43-101 and Regulation S-K 1300;

(129)	“Quarterly Reports” has the meaning given to such term in Section 4.03(2)(n);

(130)     “Recognized Exchange” means any of the London Stock Exchange, the New York Stock Exchange, the Toronto Stock Exchange, the TSX Venture Exchange, the Australian Stock Exchange, the Johannesburg Stock Exchange, the Hong Kong Stock Exchange, the NASDAQ Stock Market, and B3 - Brasil, Bolsa, Balcão (the Brazilian Stock Exchange);

(131)     “Regulation S-K 1300” means the mining disclosure rules under sub-part 1300 of SEC Regulation S-K under the Securities Act of 1933, as amended, titled – Disclosure by Registrants Engaged in Mining Operations;

(132)     “Representative” means, with respect to any Person, any director, officer, manager, employee, consultant, mandatary, agent or representative of that Person;

(133)	“Required Disclosure” has the meaning given to such term in Section 10.01(1)(c);

(134)	“Rules” has the meaning given to such term in Section 11.03(1);

(135)	“Sanctioned Person” means:

(a)	any Person that is sanctioned under any economic or trade sanction, regulation, statute or official embargo measure imposed by the United Nations or the laws of the United States of America, the European Union, the United Kingdom, Switzerland, Singapore or Canada;

(b)	any Person named in the ‘Specially Designated Nationals and Blocked Persons’ list maintained by the United States Department of the Treasury or any similar or equivalent list maintained by the government of any country listed above in (a);

(c)	any Person located, organized or resident in a country or territory that is the subject of Sanctions that prohibit or restrict exports to, imports from, or other dealings with, that country or territory; and

(d)	any Person Controlled by, or acting for or on behalf of, any Person listed in any of the foregoing paragraphs (a), (b) or (c) (including any government of a sanctioned territory, or any political subdivision, agency, or instrumentality, or any political party, of any sanctioned territory government);

(136)     “Sanctions” means any applicable economic or financial sanctions or trade embargoes, anti-boycott restricted party lists, trade controls on the imports, export, re-export, transfer or otherwise trade of goods, services or technology, or any other similar restrictions, aimed to maintain or restore international peace and security or imposed for foreign policies or national security reasons, administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), the U.S. Departments of State or Commerce, the United Nations Security Council (UNSC), the European Union (EU) or any of its member states, the United Kingdom (including His Majesty’s Treasury Office of Financial Sanctions Implementation (OFSI)), Switzerland, Singapore, the Government of Canada or the Federative Republic of Brazil;

[REDACTED COPY]

(137)     “Scoping Study” means a preliminary scoping study that is prepared by or on behalf of Ero in accordance with the principles and requirements of NI 43-101, CIM Standards and CIM Guidelines in respect of Mineral Properties, other than a PFS or DFS;

(138)	“Subject Interest” has the meaning given to such term in Section 11.02(1);

(139)     “Tax” or “Taxes” means all federal, state, provincial, territorial, regional, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority, including:

(a)	any gross income, net income, gross receipts, business, royalty, resource inspection fee, capital, capital gains, goods and services, value added, severance, stamp, franchise, occupation, premium, capital stock, sales and use, real property, land transfer, property transfer, personal property, ad valorem, transfer, licence, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, customs or excise tax;

(b)	all withholdings on amounts paid to or by the relevant Person;

(c)	all employment insurance premiums, government pension plan contributions or premiums, all payroll taxes required to be withheld from wages or otherwise required to be paid related to wages;

(d)	any duly assessed tax-related fine, penalty, interest, or addition to tax;

(e)	any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee; and

(f)	any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of Applicable Law;

(140)	“Technical Committee” has the meaning given to such term in Section 4.05;

(141)     “Ten Year Treasury Rate” means the 10-year annual treasury bond yield as published daily by the US Federal Reserve (https://www.federalreserve.gov/releases/h15/), which will be the yield rate in percent per annum of the most recent Treasury-Bill (T-Bill) with a constant maturity of 10-year, in nominal term;

(142)	“Termination Date” has the meaning given to such term in Section 12.03(1);

(143)     “Third Party” means a person, partnership, joint venture, corporation or other form of enterprise that is not a Party or an Affiliate of a Party;

(144)	“Third Party Legal Claim” has the meaning given to such term in Section 8.01;

[REDACTED COPY]

(145)     “Transfer” means to sell, transfer, grant, assign, donate, create an Encumbrance in respect of, grant a right to purchase, or in any other manner convey, transfer, alienate, dispose of, or commit to do any of the foregoing;

(146)     “Ultimate Control Person” of a Party is the Person who ultimately Controls the Party, whether directly or indirectly through Affiliates;

(147)	“Vale” has the meaning set out in the preamble of this Agreement;

(148)	“Vale Call Option” has the meaning given to such term in Section 3.08(2)(a);

(149)	“Vale FID Election Notice” has the meaning given to such term in Section 3.04(3);

(150)	“Vale Indemnified Persons” has the meaning given to such term in Section 8.01;

(151)	“Vale Put Options” has the meaning given to such term in Section 3.04(3)(b)(ii);

(152)	“Vale Representatives” has the meaning given to such term in Section 4.05;

(153)	“VBML” means Vale Base Metals Limited;

(154)     “VBML Transactions” means any transaction or series of related transactions that involve the acquisition by one or more Third Parties of shares or other securities in VBML; and

(155)	“Work Program” has the meaning given to such term in Section 4.06(1).

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa and words importing any gender include all genders. The term “including” means “including without limiting the generality of the foregoing”.

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

[REDACTED COPY]

1.05	Other References

In this Agreement, a reference to a specific agreement or document is to that agreement or document in its current form or as the same may from time to time be amended, novated, supplemented or replaced.

1.06	Accounting Principles

Wherever in this Agreement reference is made to a calculation or computation to be made, such calculations and computations shall be carried out in accordance with the International Financial Reporting Standards as issued and amended from time to time by the International Accounting Standards Board and interpretations thereof published by the International Financial Reporting Interpretations Committee consistently applied to the extent that such principles are not inconsistent with the provisions of this Agreement or are not required to be made otherwise by Applicable Laws.

1.07	Currency

All references to currency herein are to lawful money of the United States of America, unless expressly indicated otherwise.

1.08	Calculation of Time and Dates

If the time or date for doing an act falls or expires on a day that is not a Business Day, the time or date, as the case may be, is extended to the next day that is a Business Day.

1.09	Schedules

The following schedules are incorporated into this Agreement by reference:

Schedule	Description
Schedule A	Description of the Mineral Properties
Schedule B	International Standards for DFS
Schedule C	Cooperation Agreement
Schedule D	Historical Costs
Schedule E	JV Terms
Schedule F	List ofAppraisers
Schedule G	Settlement Area

For purposes of this Agreement, information disclosed in any Schedule will be deemed to be disclosed for all purposes including disclosure in any other Schedule.

1.10	Governing Law

(1)          This Agreement shall be governed by and interpreted in accordance with the laws of Brazil, without regard to any conflict of laws or choice of laws principle that would permit or require the application of the laws of any other jurisdiction.

(2)          Each of the Parties hereby irrevocably attorns and submits to the arbitral jurisdiction set forth in Article 11 in accordance with the governing law set forth in Section 1.10(1) and, with respect to any matters not determined by arbitration, to the exclusive jurisdiction of the courts of the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, in accordance with Section 11.03(4), respecting all matters relating to this Agreement and the rights and obligations of the Parties hereunder.

[REDACTED COPY]

1.11	Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

1.12	Knowledge

Where any representation, warranty or other provision contained in this Agreement is expressly qualified by reference to the “knowledge” of Vale, the reference means the actual knowledge of any particular fact or other matter of Leonardo Figueiredo Faria, Gustavo Franca, Fabio Masotti, Edson Ribeiro, Ana Carolina Marques Correia, Romulo Nelson, Mario Neto and Denisson Oliveira, after reasonable inquiry or investigation within Vale and its Affiliates into the existence of such fact or other matter as a reasonable person in similar circumstances would consider necessary as to matters and facts that are the subject of such representation, warranty or covenant.

ARTICLE 2 – REPRESENTATIONS AND WARRANTIES

2.01	Mutual Representations and Warranties

(1)          As of the Effective Date, Vale represents and warrants to Ero and Ero Copper, and each of Ero and Ero Copper represents and warrants to Vale that:

(a)	it is a corporation (or, in the case of Ero, it is a limited liability company) duly organized under the Applicable Laws of its jurisdiction of incorporation and is duly licensed or qualified to do business and is in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder;

(b)	it has the full power, authority and capacity to enter into and perform its obligations under this Agreement, it has duly executed and delivered this Agreement, the persons who signed this Agreement on its behalf are legitimately able to, and have sufficient powers therefor and all transactions contemplated herein and all corporate approvals, consents and authorizations required to authorize it to enter into and perform this Agreement have been properly taken or obtained, except for the transactions contemplated under Section 3.07, if applicable, in respect of which each of the Parties shall obtain the necessary corporate approvals, consents and authorizations at the applicable time;

(c)	neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of, constitute a default under, result in the creation of any Encumbrances under or accelerate the performance required by any agreement to which it is a party;

[REDACTED COPY]

(d)	the execution and delivery of this Agreement does not violate or result in the breach of the Applicable Laws of any jurisdiction applicable to it or pertaining thereto or of its constating documents, or any law, regulation, rule, authorization or approval of any Governmental Authority to which such Party is a party or is subject;

(e)	it is not subject to any governmental order, judgment, decree, sanction or Applicable Laws that would preclude it from entering into this Agreement, and except for (i) CADE’s final and effective decision formally approving the consummation of the transactions contemplated hereunder, as applicable, (ii) ANM approval of the JV Asset Transfer, (iii) the consent under the BNDES Risk Agreement, as provided in this Agreement, and the conduct of certain actions provided in the BNDES Risk Agreement, including clauses 6, 7 and 10 thereof, and (iv) those filings and registrations required for the incorporation of the JV Company and its registration before due Governmental Authorities (including ANM), no filing or registration with, notification to, confirmation of, or authorization, consent or approval of any Governmental Authority or any other Person is required in connection with the execution, delivery and performance of this Agreement or the other transaction documents or the consummation of the transactions contemplated hereunder and thereunder by the Parties;

(f)	this Agreement constitutes a legal, valid and binding obligation of it, with the strength of an extrajudicial title, subject to specific enforcement in accordance with the Applicable Laws of Brazil, enforceable against it in accordance with its terms except that:

(i)	enforceability may be limited by an event of bankruptcy or insolvency, including moratorium, liquidation, reorganization, judicial or extrajudicial recovery (Recuperação judicial ou extrajudicial) and other Applicable Laws of general application relating to or affecting the rights of creditors generally;

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)	a court may stay proceedings before it by virtue of equitable or statutory powers; and

(iv)	rights of indemnity and contribution hereunder may be limited under Applicable Laws;

(g)	it is in compliance with all applicable Anti-Corruption Laws and Anti-Money Laundering Laws; and

(h)	neither it, nor any of its directors or officers, is a Sanctioned Person.

2.02	Vale Representations and Warranties

(1)	As of the Effective Date, Vale represents and warrants to Ero and Ero Copper that:

(a)	the Mineral Properties are fully and accurately described in Schedule A;

[REDACTED COPY]

(b)	except as set out in the BNDES Risk Agreement, Vale is entitled to grant the Earn-in Option;

(c)	Vale Metais Básicos S.A. (Vale’s predecessor by amalgamation) is the sole recorded holder of, and, except as set out in the BNDES Risk Agreement, Vale is the sole legal and beneficial owner of, the Assets and Vale has good and marketable title to the Assets, except for real property rights, free and clear of all Encumbrances, other than Permitted Encumbrances, and has the sole and exclusive rights to the Mineral Properties, free and clear of all Encumbrances, other than Permitted Encumbrances;

(d)	Vale is lawfully authorized to hold Mineral Rights in Brazil;

(e)	the Mineral Properties are presently at a mining concession request stage, which requests have been duly, completely and timely submitted, and such Mineral Properties have been duly and validly issued to or acquired by Vale (as applicable) pursuant to all Applicable Laws and are in good standing, and have otherwise been, and are, validly held in accordance with Applicable Laws in all material respects, and to the knowledge of Vale, except for the decisions to be made by ANM for the issuance of a mining concession to each of the Mineral Properties and the issuance of such mining concessions, there are no facts or circumstances which might give rise to a material breach of the terms of the Mineral Properties or render any of the Mineral Properties liable to forfeiture. Vale is not aware of any fact or circumstance based on which the issuance of the respective mining concessions relating to the Mineral Properties would be denied by the applicable Governmental Authority;

(f)	no proceedings are pending for and Vale is not aware of any basis for the institution of any proceedings leading to the dissolution or winding-up of Vale or the placing of Vale in bankruptcy or subject to any other laws governing the affairs of insolvent Persons;

(g)	except as set out in the BNDES Risk Agreement, other than (i) Vale and Ero (but only as expressly set forth in this Agreement) and (ii) the Permitted Encumbrances, no Person has any right, royalty, earn-in, or other interest, or, any agreement, option or commitment to acquire or purchase any such interest, in the Mineral Properties, or in any production or profits from the Mineral Properties and, for greater certainty, no pre-emptive rights or rights to acquire any kind of interest are granted to any other Person under any arrangement in respect of the Mineral Properties or that otherwise requires Vale or its Affiliates to obtain any consent or approval prior to consummating the transactions provided herein. For the avoidance of doubt, the Mineral Rights relating to ANM process no. 850.139/1995 are not subject to the BNDES Risk Agreement;

(h)	to the extent exclusively relating to the BNDES Mineral Right, Vale is in material compliance with all of the terms and conditions of the BNDES Risk Agreement and has not received any notice of default under, nor is aware of any default by BNDES under, the BNDES Risk Agreement and except as set out in the BNDES Risk Agreement, none of the execution and delivery by Vale of this Agreement or the consummation of the transactions contemplated hereunder will conflict with or result in a breach or violation of any provision of, or constitute a default under the BNDES Risk Agreement to the extent that it may apply to the BNDES Mineral Right or adversely affect the BNDES Transferee Approval;

[REDACTED COPY]

(i)	all material work or expenditure obligations applicable to the Mineral Properties, all statements, filings with Governmental Authorities and reports of the work or expenditures and other requirements to be satisfied or filed to keep the Mineral Properties in good standing to the date hereof have been satisfied or filed;

(j)	to the knowledge of Vale, there are no Third Parties performing any exploration, development or mining on the Mineral Properties, and there are no alluvial mining (garimpeiros) activities on the Mineral Properties;

(k)	to the knowledge of Vale, there are no facts or circumstances that would threaten or prevent the Operator from obtaining sufficient access to the Mineral Properties to perform the activities provided hereunder;

(l)	all material rentals, duties, assessments, payments, fees, statutory royalties and other governmental charges applicable to, or imposed on, the Mineral Properties, or in connection with holding the Mineral Properties, which were due to be paid on or before the date hereof have been submitted and paid in full;

(m)	all Taxes in respect of the Assets required pursuant to Applicable Laws to be paid by Vale or its Affiliates have been timely paid in full, each of Vale and its Affiliates has complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes in respect of the Assets and have in respect thereof duly and timely withheld and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over under all Applicable Laws; there are no Tax liens upon any of the Mineral Properties and, to Vale’s knowledge, no state of facts exists that would constitute grounds for the assessment of further Tax or similar liability upon the Mineral Properties and there are no outstanding agreements or waivers extending the limitations period applicable to any Tax return or report with respect to the Mineral Properties;

(n)	except for the decisions to be made by ANM for the issuance of a mining concession to each of the Mineral Properties and the issuance of such mining concessions, there is no Legal Claim affecting or, to the knowledge of Vale, threatened against, or which could reasonably be expected to affect, all or any part of the Assets or Vale’s ownership thereof, or affecting or which could reasonably be expected to affect the transactions contemplated hereunder;

(o)	Vale has been conducting all operations on the Project Area and the Mineral Properties in material compliance with all Applicable Laws, including Environmental Laws and workers’ compensation and health and safety regulations, and, to the knowledge of Vale, no condition exists or event has occurred which, with or without notice or the passage of time or both, would constitute a material violation of or give rise to material liability under any Applicable Laws, including Environmental Laws and workers’ compensation and health and safety regulations;

(p)	except for the decisions to be made by ANM for the issuance of a mining concession to each of the Mineral Properties and the issuance of such mining concessions, none of Vale nor any of its Affiliates have received notice, nor does Vale have knowledge of, any proposal to terminate or vary the terms of, or rights attaching to, the Mineral Rights comprising the Assets from any Governmental Authority;

[REDACTED COPY]

(q)	none of Vale nor its Affiliates have been prosecuted or subject to enforcement for any actual or alleged non-compliance with or liability under any Environmental Laws with respect to the Mineral Properties;

(r)	to the knowledge of Vale, there are no material Environmental Liabilities, orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Project Area or the Mineral Properties or the conduct of the business related to the Mineral Properties;

(s)	there are no Commitment Terms (Termos de Compromisso) nor Conduct Adjustment Terms (Termos de Ajustamento de Conduta) entered into by Vale or its Affiliates which could reasonably be expected to prevent the transactions contemplated hereunder or to negatively affect the carrying out of Exploration or Mining on any of the Assets;

(t)	to the knowledge of Vale, except as described in Schedule G, the Mineral Properties do not encompass lands designated to or occupied by indigenous, community groups, resettlement programs or agrarian reform settlements or their respective buffer zones, if applicable;

(u)	to the knowledge of Vale, in connection with Vale’s acquisition and maintenance of the Assets or any part thereof, none of Vale or its Representatives have: (i) provided any money, gift, loan, reward, advantage or benefit of any kind to a Person of Concern in violation of any Anti-Corruption Law; or (ii) violated the Anti-Corruption Laws;

(v)	to the knowledge of Vale, the BNDES Risk Agreement provides that the consent of BNDES must be obtained to effect a change of Control of any of Vale’s Affiliates that hold the Mineral Rights subject to the BNDES Risk Agreement (including the BNDES Mineral Right) pursuant to the approval procedure set out in Clause X of the BNDES Risk Agreement, and Vale has not been made aware of anything to the contrary by BNDES. To the knowledge of Vale, the JV Asset Transfer to the JV Company when the JV Company is a wholly owned subsidiary of Vale should not be considered a change of Control under the BNDES Risk Agreement; and

(w)	to the knowledge of Vale, there are no facts or circumstances that would preclude Ero or JV Company, as applicable, or BNDES from entering into a new risk agreement with Ero or JV Company, as applicable, in respect of the BNDES Mineral Right on substantially the same terms and conditions as the then current BNDES Risk Agreement.

The representations and warranties contained in this Section 2.02 are provided for the exclusive benefit of Ero and Ero Copper and a breach of any one or more of them may be waived by Ero and Ero Copper in writing in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty.

[REDACTED COPY]

2.03	Ero and Ero Copper Representations and Warranties

(1)          As of the Effective Date, each of Ero and Ero Copper jointly and severally represents and warrants to Vale that:

(a)	no proceedings are pending for and Ero and Ero Copper are not aware of any basis for the institution of any proceedings leading to the dissolution or winding-up of Ero or Ero Copper or the placing of Ero or Ero Copper in insolvency, judicial recovery, extrajudicial recovery, bankruptcy or subject to any other laws governing the affairs of insolvent Persons;

(b)	each of Ero and Ero Copper has all material authorizations and permits necessary to carry on its business as currently conducted, and all such authorizations and permits are in full force and effect; and

(c)	there is no Legal Claim affecting or, to the knowledge of Ero and Ero Copper, threatened against Ero or Ero Copper which could reasonably be expected to affect the transactions contemplated hereunder.

(2)	As of the Effective Date, Ero represents and warrants to Vale that:

(a)	it has knowledge of the existence and content of the BNDES Risk Agreement, it acknowledges that the JV Company will be required to agree with the terms and conditions of the BNDES Risk Agreement as part of the JV Asset Transfer and is aware that the commercial terms and conditions of this Agreement were agreed after taking into account the participation rights of BNDES arising from the BNDES Risk Agreement;

(b)	it is aware that the BNDES Mineral Right is part of “Group 1”, as defined in the BNDES Risk Agreement, and the requirements and obligations established in Clause VII thereof, including proportional economic rights of BNDES on defined targets (which includes the BNDES Mineral Right); and

(c)	to the knowledge of Ero, it satisfies the assignee requirements set out in Annex III of the BNDES Risk Agreement.

The representations and warranties contained in this Section 2.03 are provided for the exclusive benefit of Vale and a breach of any one or more of them may be waived by Vale in writing in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty.

2.04	Survival of Representations and Warranties

(1)          The representations and warranties of the Parties set out herein shall terminate after a period of 18 months after the Termination Date.

(2)          For greater certainty, the expiry of the survival period applicable to a representation or warranty shall be without prejudice to any claim for indemnification based on any inaccuracy or misrepresentation in such representation or warranty made prior to such expiry pursuant to this Agreement.

[REDACTED COPY]

ARTICLE 3 – EARN-IN OPTION

3.01	Phases

(1)	The phases (the “Phases”) contemplated by this Agreement are as follows:

(a)	“Phase 1” means the period from the Effective Date until the Phase 1 End Date;

(b)	“Phase 2” means the period from the Phase 1 End Date until the Phase 2 End Date; and

(c)	“Phase 3” means the period from Phase 2 End Date until the Phase 3 End Date.

(2)          Subject to the following provisions of this Article 3, during the Phases, all Operations shall be conducted and all Exploration Expenditures shall be incurred pursuant to Work Programs adopted in accordance with Section 4.06.

3.02	Earn-in Option

(1)          Vale hereby grants to Ero the sole, exclusive and irrevocable right and option (the “Earn-in Option”) to earn a 60% Ownership Interest (the “Earn-in Interest”), free and clear of all Encumbrances other than Permitted Encumbrances in accordance with this Section 3.02.

(2)          The right of Ero to exercise the Earn-in Option and acquire the Earn-in Interest is conditional on the following conditions being satisfied during the periods specified below, subject to Section 3.06:

(a)	Ero must:

(i)	fund and incur all Exploration Expenditures pursuant to the Work Programs as may be required for the Operator to:

(A)	complete a minimum of 28,000 metres of drilling on the Mineral Properties;

(B)	complete and deliver to the Technical Committee a Scoping Study that is issued collectively to, or separately addressed to each of, Ero Copper and Vale (or one of its designated Affiliates), subject to the requirements of the applicable QP; and

(C)	complete any Complementary Work and Studies in respect of Phase 1 that are requested by the Technical Committee, if any, pursuant to Section 4.05(a)(iv),

(collectively, the “Phase 1 Earn-in Requirements”), in each case, by no later than 18 months after the Effective Date;

(ii)	fund and incur all Exploration Expenditures pursuant to Work Programs as may be required for the Operator to:

[REDACTED COPY]

(A)	complete a minimum of an additional 17,000 metres of drilling on the Mineral Properties (excluding, for the avoidance of doubt, the drilling completed during Phase 1);

(B)	complete and deliver to the Technical Committee a PFS that is issued collectively to, or separately addressed to each of, Ero Copper and Vale (or one of its designated Affiliates), as may be required by the applicable QP; and

(C)	complete any Complementary Work and Studies in respect of Phase 2 that are requested by the Technical Committee, if any, pursuant to Section 4.05(a)(iv),

(collectively, the “Phase 2 Earn-in Requirements”), in each case, by no later than 18 months after the Phase 1 End Date;

(iii)	fund and incur all Exploration Expenditures pursuant to Work Programs as may be required for the Operator to:

(A)	complete a minimum of an additional 45,000 metres of drilling on the Mineral Properties (excluding, for the avoidance of doubt, the drilling completed during Phase 1 and Phase 2) or such other amount of drilling that is unanimously agreed to in writing by Technical Committee, acting reasonably;

(B)	complete and deliver to the Technical Committee a DFS that is:

(I)	issued collectively to, or separately addressed to each of, Ero Copper and Vale (or one of its designated Affiliates), as may be required by the applicable QP; and

(II)	a Compliant DFS; and

(C)	complete any Complementary Work and Studies in respect of Phase 3 that are requested by the Technical Committee, if any, pursuant to Section 4.05(a)(iv),

(collectively, the “Phase 3 Earn-in Requirements”), in each case, by no later than 24 months after the Phase 2 End Date and by no later than the fifth anniversary of the Effective Date; and

(b)          the FID Approval shall have been obtained in accordance with Section 3.04, (collectively, the “Earn-in Requirements”).

(3)          Ero shall be deemed to have exercised the Earn-in Option on the date (the “Earn-in Date”) that the Earn-in Requirements are satisfied and from and after the Earn-in Date, subject to the provisions set out in Section 3.08 (CADE Approval) and Section 4.08 (BNDES), Ero shall have a vested and alienable right in and to the Earn-in Interest. Provided that the JVSA will be executed by the Parties in accordance with Section 3.09(3), Vale shall provide the following representations and warranties to Ero in the JVSA: (A)(i) if the JV Company Organization Steps have been completed at such time, that the JV Company is, the sole legal and beneficial owner of, and, has good and marketable title to, the Assets, except for real property rights, free and clear of all Encumbrances, other than Permitted Encumbrances and, upon the deemed exercise of the Earn-in Option, other than Ero’s Ownership Interest, (ii) the JV Company is lawfully authorized to hold Mineral Rights in Brazil, (B)(i) if the JV Company Organization Steps have not been completed at such time, that Vale is the sole legal owner and has good and marketable title to the Assets, except for real property rights, free and clear of all Encumbrances, other than Permitted Encumbrances and, upon the deemed exercise of the Earn-in Option, other than Ero’s Ownership Interest; (ii) that Vale is lawfully authorized to hold Mineral Rights in Brazil, and (C) (iii) except for the consent under the BNDES Risk Agreement and the conduct of certain actions provided in the BNDES Risk Agreement, including clauses 6, 7 and 10 thereof, the exercise of the Earn-in Option will not conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, the BNDES Risk Agreement.

[REDACTED COPY]

(4)          Ero shall be required to deliver Phase Reports to the Technical Committee in respect of each Phase in accordance with Section 4.03(2)(p), and, for the avoidance of doubt, Ero may not proceed to the next Phase until:

(a)	the earlier of (i) the expiry of the 45-day period in Section 4.05(a)(iv) without the Technical Committee requesting any Complementary Work and Studies in respect of such Phase or (ii) the date that the Technical Committee has unanimously agreed in writing that Ero may proceed to the next Phase; or

(b)	if the Technical Committee requests Complementary Work and Studies in respect of the applicable Phase in accordance with Section 4.05(a)(iv), the Operator has completed such Complementary Work and Studies.

(5)          Ero shall (a) compile and prepare all technical information for the Scoping Study, PFS and DFS prepared pursuant to Section 3.02(2)(a) in a manner that is also compliant with Regulation S-K 1300 and (b) provide Vale with such information as may be reasonably required by Vale in order to convert such Scoping Study, PFS or DFS, as the case may be, into a form required by Regulation S-K 1300, with each Party to be responsible for its own costs and expenses associated with such conversion.

3.03	DFS Peer Review Process

(1)          Promptly (and in any event, no more than 10 Business Days) after the completion of a DFS pursuant to Section 3.02(2)(a)(iii), Ero shall deliver a copy of such DFS to the Technical Committee.

(2)          Within 10 Business Days following receipt of the DFS by the Technical Committee, Vale shall have the right (the “Peer Review Right”), by delivering written notice to Ero, to require that such DFS be reviewed by two independent third party peers that are QPs (each, a “Peer Reviewer”). If Vale fails to deliver such notice, or delivers notice that it has elected not to exercise the Peer Review Right, during such 10-Business Day period, then Vale shall be deemed not to have exercised the Peer Review Right. If Vale exercises its Peer Review Right in accordance with the foregoing terms, then the following procedure shall apply (the “Peer Review Process”):

(a)	Vale and Ero shall endeavour to select two Peer Reviewers, acting reasonably and in good faith, within 10 Business Days of Vale electing to exercise the Peer Review Right in accordance with Section 3.03(2). In the event that the Parties fail to agree on the Peer Reviewers during such 10-Business Day period, Ero shall select one Peer Reviewer (which, for greater certainty, cannot be the author of the DFS) and Vale shall select one Peer Reviewer. Notwithstanding the foregoing, Ero may waive its rights to be involved in the Peer Reviewer selection process, in which case, the DFS shall be reviewed by only one Peer Reviewer selected by Vale;

[REDACTED COPY]

(b)	a Peer Reviewer shall be required to provide, within 30 days after its appointment, the results of its review of the DFS to the Parties;

(c)	if any review conducted by a Peer Reviewer indicates that the DFS is deficient in any material respect, Ero shall, within 60 days of receiving such review from the Peer Reviewer, arrange for amendments to be made to the DFS to address any such identified deficiencies, unless otherwise agreed in writing by Vale and Ero, acting reasonably; and

(d)	each Party shall be responsible for the fees and expenses of its appointed Peer Reviewer, as applicable.

3.04	FID Approval; Vale Put Options

(1)	Following the completion of the Phase 3 Earn-in Requirements:

(a)	Ero shall deliver to Vale, within 10 Business Days thereafter:

(i)	a copy of the Compliant DFS; and

(ii)	a Work Program and Budget for construction of a mine on the Mineral Properties on the basis of such Compliant DFS (a “Development Program and Budget”); and

(b)	if Vale, acting reasonably, requests any additional relevant technical information in connection with the FID within 15 Business Days of receiving the Development Program and Budget, Ero shall use commercially reasonable efforts to procure such additional relevant technical information for Vale in connection with the FID by no later than the date that is 15 Business Days after such request,

((a) and (b) collectively, the “FID Requirements”).

(2)          Within 60 days after the date on which Ero has satisfied the FID Requirements, Ero shall elect, by delivering written notice to Vale (the “Ero FID Election Notice”), to either:

(a)	approve the FID and the formation of a Joint Venture with Vale; or

(b)	not approve the FID, in which case, the Earn-in Option shall automatically terminate and Ero will not acquire the Earn-in Interest.

If Ero fails to deliver an Ero FID Election Notice during such 60-day period, it shall be deemed to have elected not to approve the FID, in which case, the Earn-in Option shall automatically terminate and Ero will not acquire the Earn-in Interest.

[REDACTED COPY]

(3)          If Ero elects to approve the FID in accordance with Section 3.04(2)(a), then within 60 days following receipt of the Ero FID Election Notice, Vale shall elect, by delivering written notice to Ero (the “Vale FID Election Notice”) one of the following:

(a)	to approve the FID, in which case, the Parties shall be deemed to have the following respective Ownership Interests: Ero – 60% and Vale – 40%; provided that Vale shall have a one-time right at the time of approving the FID (by including its exercise of such right in the Vale FID Election Notice) to commit to a lower Ownership Interest than the contemplated 40% Ownership Interest, representing its stated funding commitment, subject to the Free Carry (the “Committed Ownership Interest”). If Vale elects a Committed Ownership Interest that is less than 40%, Vale will be deemed to have an initial Ownership Interest of 40% and such deemed Ownership Interest will be subject to dilution according to the formula set forth in the JV Terms until Vale holds its Committed Ownership Interest, on and subject to the terms and conditions of the JVSA; or

(b)	to not approve the FID, in which case, Vale shall have right to make any of the following elections, which election shall be included in the Vale FID Election Notice:

(i)	elect to maintain its Free Carry right (the “Negative FID Free Carry”), in which case, Vale shall be deemed to have an initial Ownership Interest of 40% and such deemed Ownership Interest will be subject to dilution according to the formula set forth in the JV Terms, on and subject to the terms and conditions of the JVSA; or

(ii)	elect to exercise either of the following put options (the “Vale Put Options”):

(A)	to the extent that the JV Company Organization Steps have been completed, elect to require Ero to purchase all of Vale’s Ownership Interest (being a 100% interest in the JV Company) for consideration in an amount equal to 40% of the sum of (1) the historical costs and expenditures incurred by Vale in relation to the Mineral Properties, as set out in Schedule D (the “Historical Costs”) and (2) the costs and expenditures incurred by Ero in relation to the Mineral Properties; or

(B)	elect to require Ero to purchase all of Vale’s right, title and interest in and to the Assets for consideration in an amount equal to 40% of the sum of (1) the Historical Costs and (2) the costs and expenditures incurred by Ero in relation to the Mineral Properties.

If Vale fails to deliver a Vale FID Election Notice during such 60-day period, it shall be deemed to have (x) not approved the FID and (y) exercised one of the Vale Put Options as Ero shall determine in its sole discretion. For greater certainty, (i) if Vale fails to deliver a Vale FID Election Notice during such 60-day period, Ero shall be deemed to have exercised the Earn-in Option; and (ii) Vale shall have no right to request an extension to such 60-day period.

(4)          In the event that Vale exercises or is deemed to have exercised one of the Vale Put Options, Vale shall, upon receipt of the relevant purchase price under Section 3.04(3)(b)(ii), take all steps and actions required to Transfer to Ero all of the issued and outstanding shares in the capital of the JV Company, or if the JV Asset Transfer has not been completed, then to Transfer to Ero all of the Assets, including the Mineral Properties, free and clear of any Encumbrances other than Permitted Encumbrances together with such documents and instruments evidencing such shares or the Assets and Vale shall promptly make all filings, applications and submissions that may be necessary in order to effect such Transfer (each being the “Put Option Transfer”). The Parties shall cooperate as may be reasonably necessary to effect the Put Option Transfer in accordance with Applicable Laws, including promptly obtaining any necessary approvals, including CADE Ero Approval and BNDES Transferee Approval pursuant to Sections 3.08(5) and 4.08(4), respectively. If, after making the filing and taking the steps contemplated in Sections 3.08(5) and 4.08(4), the necessary approvals to complete the Put Option Transfer (including CADE Ero Approval and BNDES Transferee Approval) are not obtained, then this Agreement shall be deemed to be terminated without further action of the Parties and, for the avoidance of doubt, Ero will not acquire the Earn-in Interest.

[REDACTED COPY]

(5)          At any time during Phase 3 or following the completion of the Phase 3 Earn-in Requirements, but no later than 20 days after the date upon which the Ero FID Election Notice has been delivered by Ero, either Ero or Vale may, by written notice to the other, request that the Parties commence preparation of the definitive JVSA, the terms and conditions of which shall be substantially consistent with the JV Terms. Following delivery of such request, the Parties will commence the preparation of the definitive JVSA (subject to Section 3.09(3)).

3.05	Earn-in Termination Notice

With the exception of the Phase 1 Earn-in Requirements which Ero is obligated to complete in accordance with Section 3.02(2)(a)(i) (or, if not so completed to provide compensation pursuant to Section 12.03(1)(c)), Ero is free to stop funding and incurring Exploration Expenditures in accordance with the Earn-in Requirements at any time and terminate the Earn-in Option and this Agreement by delivering written notice to that effect to Vale (the “Earn-in Termination Notice”), in which case the provisions of Article 12 shall apply.

3.06	Delay Event

If a Delay Event occurs, the timeframes set forth in Section 3.02(2) shall be deemed to be automatically extended by any period during which such Delay Event exists.

3.07	Formation of JV Company and JV Asset Transfer

(1)          Following the Effective Date (but in any event by no later than 30 days after the commencement of Phase 3), Vale shall commence steps to:

(a)	form a 100% owned special purpose private company with limited liability in Brazil (the “JV Company”); and

(b)	Transfer its right, title and interest in the Assets, including the Mineral Properties, free and clear of any Encumbrances other than Permitted Encumbrances, to the JV Company (the “JV Asset Transfer”),

(together, the “JV Company Organization Steps”).

(2)          Vale shall use commercially reasonable efforts to complete the JV Asset Transfer prior to the FID Approval. Vale shall effect the Transfer of the legal title of the Assets, including the Mineral Properties, to the JV Company in accordance with Applicable Laws, including promptly obtaining any necessary approvals. All reasonable and documented costs (“JV Asset Transfer Costs”) incurred in respect of, or associated with, the JV Asset Transfer to the JV Company pursuant to this Section 3.07(1), including, for greater certainty all Taxes levied or payable as a result thereof, will be paid by Vale on its own behalf or on behalf of the JV Company, as the case may be, and Ero shall, upon the earlier of (x) the JV Formation Date and (y) the Termination Date, reimburse Vale an amount equal to 60% of such JV Asset Transfer Costs, provided that in the event that the JV Asset Transfer Costs are anticipated to exceed an aggregate amount of $1,000,000, then Vale shall consult with Ero regarding such anticipated JV Asset Transfer Costs prior to incurring such costs. For the avoidance of doubt, subject to Section 3.08(2), each Party shall bear its own costs with respect to the BNDES Transferee Approval and the CADE JV Approval, and CADE’s procedural fee in connection with the CADE JV Approval shall be paid equally by Ero and Vale.

[REDACTED COPY]

3.08	CADE Approval

(1)          No later than twenty (20) Business Days following the delivery of the Vale FID Election Notice (except if Vale elects or is deemed to elect one of the Vale Put Options in which case Section 3.08(5) shall apply), the Parties shall proceed to jointly file with CADE all necessary information and documentation in order to request its unconditional and final approval with respect to the formation of the Joint Venture with an Ownership Interest distributed between Ero and Vale in accordance with the Vale FID Election Notice (“CADE JV Approval”).

(2)          In the event that CADE JV Approval is contingent upon the satisfaction of a condition imposed by CADE for CADE JV Approval, the Parties shall consider such condition in good faith and use their commercially reasonable efforts to satisfy such condition, provided that neither Party shall be required to divest any assets in order to satisfy such commercially reasonable efforts. If (a) CADE JV Approval is denied by CADE, (b) the Parties do not reach a mutually acceptable agreement for the satisfaction of one or more conditions imposed by CADE, or mutually agree that the satisfaction of one or more of such conditions would be excessively burdensome, or (c) one or more of the conditions imposed by CADE to grant CADE JV Approval include (i) the divestiture by a Party of any asset thereof, or (ii) any restriction in a Party’s business and such Party is not in agreement with such divestiture or restriction, in its sole discretion, then:

(a)	Vale shall have the right and option (the “Vale Call Option”), within the 30-day period thereafter, by written notice to Ero to elect to purchase all of Ero’s Ownership Interest in exchange for consideration in an amount equal to the greater of (i) an amount equal to 50% of the sum of Historical Costs plus the costs and expenditures incurred by Ero in relation to the Mineral Properties and (ii) FMV of Ero’s Ownership Interest; and

(b)	if Vale does not exercise the Vale Call Option within the 30-day period described in paragraph (a) above or notifies Ero during such period that it has elected not to exercise the Vale Call Option, Ero shall have the right and option (the “Ero Call Option”), within the 30-day period thereafter, by written notice to Vale, to elect to purchase all of Vale’s Ownership Interest or, if the JV Asset Transfer has not been completed, all of Vale’s right, title and interest in and to the Assets, in each case, in exchange for consideration in an amount equal to the greater of (i) an amount equal to 50% of the sum of Historical Costs plus the costs and expenditures incurred by Ero in relation to the Mineral Properties and (ii) FMV of Vale’s Ownership Interest; and

[REDACTED COPY]

(c)	if Ero does not elect to exercise the Ero Call Option within the 30-day period described in paragraph (b) above or notifies Vale during such period that it has elected not to exercise the Ero Call Option, then Vale shall be required to purchase all of Ero’s Ownership Interest in exchange for consideration in an amount equal to 40% of the aggregate costs and expenditures incurred by Ero in relation to the Mineral Properties;

provided that, in each case, any penalties or fines imposed by CADE in connection with its decision shall be borne exclusively by Vale.

(3)          For greater certainty, if CADE JV Approval is ultimately obtained, then any fines or penalties imposed by CADE shall become a cost of the Joint Venture.

(4)          In the event that Ero elects to exercises the Ero Call Option in Section 3.08(2)(b), Vale shall, subject to Section 3.08(5), upon receipt of the relevant purchase price under Section 3.08(2)(b), take all steps and actions required to Transfer to Ero all of the issued and outstanding shares in the capital of the JV Company, or if the JV Asset Transfer has not been completed, then to Transfer to Ero all of the Assets, including the Mineral Properties, free and clear of any Encumbrances other than Permitted Encumbrances together with such documents and instruments evidencing such shares or the Assets and Vale shall promptly make all filings, applications and submissions that may be necessary in order to effect such Transfer (each being the “Ero Call Option Transfer”).

(5)          If Vale elects to exercise or is deemed to have elected to exercise one of the Vale Put Options, or if Ero elects to exercise the Ero Call Option in Section 3.08(2)(b), Ero shall be solely responsible to file with CADE all necessary information and documentation in order to request its approval in respect of the Transfer of all of Vale’s Ownership Interest or, if the JV Asset Transfer has not been completed, all of Vale’s right, title and interest in and to the Assets (“CADE Ero Approval”).

(6)          If Ero elects to exercises the Ero Call Option in Section 3.08(2)(b), and after making the filing and taking the steps contemplated in Section 3.08(5), (a) CADE Ero Approval is not obtained (b) Ero does not accept one or more conditions imposed by CADE, or the satisfaction of one or more of such conditions would be excessively burdensome, or (c) one or more of the conditions imposed by CADE to grant CADE Ero Approval include (i) the divestiture by Ero of any of its assets, or (ii) any restriction in Ero’s business and Ero is not in agreement with such divestiture or restriction, then Vale shall be required to purchase all of Ero’s Ownership Interest in exchange for consideration in an amount equal to 50% of the aggregate costs and expenditures incurred by Ero in relation to the Mineral Properties.

(7)          Subject to Ero’s sole responsibility to submit a filing to CADE in respect of a CADE Ero Approval under Section 3.08(5), the Parties agree that, in each case, they shall, as promptly as practicable, provide any supplemental information and documentation requested by CADE. The Parties shall use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable to obtain CADE JV Approval or CADE Ero Approval, as the case may be, including continuously and to the extent required communicate with each other and provide each other with drafts of any written submissions to be made to CADE reasonably in advance; provided that, for the avoidance of doubt, in the case of a CADE Ero Approval, Ero will be solely responsible to submit a filing to CADE under Section 3.08(5). Each Party shall bear their own respective costs associated therewith.

[REDACTED COPY]

3.09	Formation of Joint Venture

(1)          A joint venture between Vale and Ero (the “Joint Venture”) will be formed to operate the Assets upon completion of the JV Asset Transfer, the receipt of CADE JV Approval and the BNDES Transferee Approval (the “JV Formation Date”).

(2)          The respective Ownership Interests of the Parties shall be as follows as of the JV Formation Date: Vale – 40% and Ero – 60%. Promptly after the JV Formation Date, Vale shall cause the JV Company to issue to Ero such number of shares in the capital of the JV Company as are required to evidence Ero’s 60% Ownership Interest.

(3)          Subject to Section 3.04(5), as soon as reasonably practicable following the JV Formation Date, the Parties will in good faith, negotiate and agree to the terms and conditions of a joint venture company shareholders agreement (the “JVSA”) with respect to the JV Company, which will govern the relationship between Vale and Ero with respect to the JV Company, the Assets, including the Mineral Properties, and the operations thereof. The JVSA will be substantially consistent with the terms attached hereto as Schedule E (the “JV Terms”). Until the JVSA is executed by the Parties, the JV Terms shall be deemed to constitute such agreement and shall govern the Parties’ relationship with respect to the Joint Venture and the Parties shall jointly cause the JV Company to agree in writing with the Parties to be bound by all of the obligations and liabilities under the JV Terms.

(4)          The Parties agree to give good faith consideration, taking into account tax, accounting, legal and other issues, to the possibility that the Joint Venture be conducted as an unincorporated joint venture (it being understood by the Parties that an unincorporated joint venture cannot be the registered holder of the Mineral Properties and therefore if the Joint Venture is conducted as an unincorporated joint venture, the Parties will consider which Party or other corporate entity will be the registered holder of the Mineral Properties for the benefit of the Joint Venture), an incorporated entity (including a corporate entity with a dual share class structure), partnership or other legal vehicle and if and when such unincorporated joint venture, entity, partnership or other vehicle is established, then the Joint Venture shall be constituted by way of a members, shareholders, partnership or other agreement (mutatis mutandis) and the Parties shall in a timely manner agree upon the terms of such agreement and execute same, provided that such terms shall generally be the JV Terms modified as necessary to adapt to the nature of the joint venture structure selected and the nature of the agreement.

ARTICLE 4 – OPERATOR, OPERATIONS, THE TECHNICAL COMMITTEE AND OTHER COVENANTS

4.01	Operator

As of the Effective Date, and throughout the Earn-in Period, Ero will act as the Operator with overall management responsibility for Operations in accordance with this Agreement (the “Operator”). Only the Operator will be entitled to conduct Operations and other activities related to the Project Area and the Mineral Properties. The Operator will undertake Operations in accordance with Work Programs.

[REDACTED COPY]

4.02	Cooperation Agreement and Obligations of Vale

(1)          Concurrently with entering into this Agreement, Vale and Ero will enter into a technical cooperation agreement in the form attached as Schedule C (the “Cooperation Agreement”).

(2)	None of Vale nor any of its Affiliates shall during the Earn-in Period:

(i)	take any actions that could reasonably be expected to materially adversely affect (A) the ability of Ero to carry out Operations or (B) the completion of the transactions contemplated by this Agreement;

(ii)	except as permitted in Article 5, sell, transfer, assign, relinquish, abandon or otherwise dispose of all or any part of its interest in the Mineral Properties; nor

(iii)	create or incur any Encumbrances on any of the Mineral Properties, other than Permitted Encumbrances and to proceed with all diligence to contest and discharge any such Encumbrance that is filed or created; nor

(iv)	enter into any amendment to the BNDES Risk Agreement which will have a direct adverse effect on Ero, the JV Company or the BNDES Mineral Right without the prior written consent of Ero, such consent being a matter in the sole discretion of Ero; provided that the foregoing shall not limit Vale from amending the BNDES Risk Agreement or entering into a new agreement with BNDES that indirectly affects Ero, the JV Company or the BNDES Mineral Right so long as the terms of such amendment or such agreement are not specific to the BNDES Mineral Right or the JV Company; and provided further that Ero’s prior consent shall not be required for Vale and the JV Company to enter into the amendment and the agreement referred to in Section 4.08(5).

(3)	Vale shall, upon reasonable advance request by Ero:

(a)	provide cooperation and support to Ero to the extent reasonably required in order for Ero to make such submissions or filings as may be required for Ero to obtain any required Governmental Authorizations or any authorization, consent, license or permission of any other Person, in each case, in relation to the Mineral Properties; and

(b)	make available to Ero and its Representatives, during normal business hours, all material reports, records, data, maps, information, accounts and files in the possession of Vale or any of its Affiliates related to the Mineral Properties, and shall permit Ero and its Representatives, at their own expense, to take abstracts therefrom and make copies thereof.

(4)          Vale shall, and following the date of the JV Asset Transfer until the end of the Earn-In Period, shall cause the JV Company to, comply in all material respects with all obligations of Vale S.A. under the BNDES Risk Agreement (including those provided for in Annex III of the BNDES Risk Agreement) to the extent exclusively relating to the BNDES Mineral Right.

[REDACTED COPY]

(5)          Promptly following the JV Asset Transfer, Ero shall Transfer to the JV Company all environmental licences and permits (and any other Mineral Rights) obtained by Ero (in Ero’s own name) in relation to the Assets to the extent such Transfer is legally permissible, and all agreements with landowners entered into by Ero (in Ero’s own name) in relation to the Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

4.03	Operator’s Rights and Obligations

(1)          Throughout the Earn-in Period, the Operator will have the full power and authority to carry out the Operations and it and its Representatives will have the exclusive right in respect of the Project Area and the Mineral Properties to:

(a)	enter thereon;

(b)	have quiet possession thereof;

(c)	access and use the Mineral Properties on behalf of Vale;

(d)	conduct Operations in accordance with approved Work Programs, including the removal of soil samples, drilling samples and bulk samples from the Project Area;

(e)	be appointed as attorney by Vale and be granted the authority to apply for all necessary permits, licenses and other approvals from any Governmental Authorities or other entity having regulatory authority over any part of the Project Area or the Mineral Properties, including the authority to apply in the Operator’s own name for convenience and expediency purposes, as are necessary in order to access the Project Area or the Mineral Properties in accordance with the provisions hereof;

(f)	bring upon, install and erect upon the Project Area such structures and other facilities as may be necessary or advisable to conduct Operations; and

(g)	process any materials that are not Minerals using facilities located on the Project Area provided that such processing is completed on an arm’s-length basis and in the interest of maximizing the economic return of Operations.

(2)          Subject to Section 4.08 and subject to any approvals of the Technical Committee made in accordance with Section 4.05(f), the Operator is obligated during the Earn-in Period to:

(a)	(i) keep the Mineral Properties in good standing under Applicable Laws including by filing all necessary reports and by doing of all other acts and things including applying for the renewal or replacement of any portion of the Mineral Properties that are due to expire during the Earn-in Period and pay (on behalf of Vale as the holder of title of the Mineral Properties) when due all annual maintenance fees and other fees, including Taxes assessed and rental and exploration fees in respect of the Mineral Properties as may become payable in accordance with Applicable Law and, for greater certainty, all such paid fees shall be deemed to be Exploration Expenditures for the relevant period; provided that, where any filings, applications or other interactions with ANM require electronic submission through Vale’s account or login, the Operator shall direct Vale, with reasonable advance notice, to make such filings, applications or other interactions and the Parties will otherwise cooperate as reasonably necessary to keep the Mineral Properties in good standing; and (ii) notwithstanding the foregoing or any provision to the contrary herein, including the force majeure provisions in Section 9.02, maintain the Mineral Properties valid before the ANM;

[REDACTED COPY]

(b)	refrain from any conduct or activity that might reasonably be expected to jeopardize title to, or the status of, the Mineral Properties;

(c)	conduct all Operations on the Project Area or with respect to the Assets (including any activities permitted pursuant to the Cooperation Agreement) in a manner consistent with Good Mining Practice, Applicable Laws and the Mineral Rights and any and all licenses, permits, contracts and other agreements (including this Agreement) relating to the Mineral Properties;

(d)	implement the decisions of the Technical Committee in a timely fashion, including carrying out Operations in accordance with approved Work Programs; provided that, for the avoidance of doubt, the final Work Programs and Budgets shall be approved by Ero;

(e)	keep the Mineral Properties free and clear of all Encumbrances, other than Permitted Encumbrances and liens arising from the Operations (including liens for Taxes not yet due, other inchoate liens and liens contested in good faith by the Operator) and to proceed with all diligence to contest and discharge any such Encumbrance that is filed or created;

(f)	use reasonable efforts to obtain and maintain all reasonably necessary authorizations and permits as needed to conduct Operations or as otherwise directed by the Technical Committee;

(g)	obtain and maintain in good standing at all times (including obtaining and maintaining in the Operator’s own name for convenience and expediency purposes), all permits and licenses and other approvals from all Governmental Authorities having jurisdiction as are necessary in order to access the Project Area and to conduct Work Programs on, in or under the Project Area; provided that, where any filings, applications or other steps are required to be taken by Vale in order to obtain or maintain such permits, licenses or other approvals, Vale shall, with reasonable advance notice, make such filings, applications or take such other steps and the Parties will otherwise cooperate as reasonably necessary to assist the Operator in fulfilling its obligations under this Section 4.03(2)(g);

(h)	secure the Assets and protect and preserve the title thereto; provided that if any filings, applications or other steps are required to be taken by Vale in order for the Operator to fulfill its obligations under this Section 4.03(2)(h), Vale shall, with reasonable advance notice, make such filings, applications or other steps and the Parties will otherwise cooperate as reasonably necessary to assist the Operator in fulfilling its obligations under this Section 4.03(2)(h);

(i)	in the ordinary course of business, pay or cause to be paid all Representatives conducting Operations including, without limitation, workers or wage earners employed by the Operator or its Affiliates on or in respect of the Assets, and for all material or services purchased by or on behalf of the Operator in connection with the Assets or Work Program on, in or under the Mineral Properties, which might give rise to a lien or Encumbrance against the title to the Assets or against such materials. Should any such lien or Encumbrance be recorded against or attach to the title to the Assets as a result of any Work Program or in respect thereof by or for the Operator, or materials or services supplied to Operator or to the Assets by or on behalf of the Operator, the Operator shall forthwith proceed with all diligence and take all such actions, including making or causing to be made such payments, or initiating and prosecuting (or causing to be initiated and prosecuted) such proceedings, as may be reasonably necessary to have such lien or Encumbrance forthwith removed and/or discharged from the title to the Mineral Properties and shall have the same removed and/or discharged with all reasonable dispatch;

[REDACTED COPY]

(j)	notify the Parties, and any Governmental Authority to whom notice is required by Applicable Law, in the event of any spills, discharges, releases or deposits which occur in connection with the Operator’s or its Affiliates’ activities, or activities of Third Parties authorized by the Operator, on, in, under or about or in respect of the Mineral Properties or which could give rise to Environmental Liabilities and copy the Parties on such notifications to Governmental Authorities, together with details of the information provided, forthwith;

(k)	maintain adequate insurance coverage (and provide to the Parties at any time upon request evidence of such insurance coverage in the form of an insurance certificate issued by the insurer or broker) in accordance with normal industry standards and practice protecting the interests of the Parties and their respective Representatives (including from Third Party claims) and shall use commercially reasonable efforts to cause its Representatives, contractors or subcontractors to obtain and maintain similar adequate insurance, all such insurance to continue to provide coverage for Operations during the Earn-In Period and for a period of three years from and after the date of termination of this Agreement. For greater certainty, and without limitation, the Operator shall acquire insurance policies to be placed with insurers with an A.M. Best rating of A- or better (or the equivalent rating provided by S&P or Moody’s). Prior to commencement of Operations, the Operator shall acquire the following minimum insurance: (a) commercial general liability insurance, insuring against liabilities arising from bodily injury, death and property damage to policy limits of at least $5,000,000 per occurrence; (b) property damage insurance including coverage for property of every description; (c) if the Operator will use any vehicle in the performance of its obligations under this Agreement, the Operator shall obtain automobile liability insurance, insuring against liabilities arising from bodily injury, death, property damage, with policy limits of at least $1,000,000 per occurrence; and (d) will cause the QPs to acquire errors and omission insurance insuring against mistakes made in the course of such QPs’ services with policy limits of at least $1,000,000. In the event of a claim, the Third Party will be liable for the costs claimed, not limited to the value of the contract. In addition, the relevant policies shall contain a severability of interest and rights of cross-claim and subrogation and otherwise protecting the respective interests of the Parties;

(l)	from and after the completion of the requirements pursuant to Section 4.04, be solely responsible for the ongoing progressive and final reclamation, remediation and restoration of all disturbances to the natural environment caused by its activities or operations on, in, under or about, or with respect to, the Mineral Properties, as required by Applicable Laws, including Environmental Laws;

[REDACTED COPY]

(m)	at all reasonable times, provide the Technical Committee or the Representative of any Party, upon the request of such Party, access to, and the right to inspect and, at such Party’s request, copy all maps, drill logs, assay results, drilling results, core tests, reports, surveys, analyses, production reports, operations, technical, accounting and financial records and results, and other information acquired in Operations. In addition, the Operator shall allow the duly authorized Representatives of Vale, upon reasonable notice, at their sole risk and expense, and subject to the Operator’s site specific rules and regulations, to inspect the Assets and any Operations at all reasonable times, so long as the inspecting Representatives do not unreasonably interfere with Operations and the Party designating such Representatives shall indemnify the Operator against any Legal Claims and Losses arising out of such access;

(n)	deliver to the Technical Committee within 45 days of the end of each calendar quarter following the Effective Date (except for a calendar quarter ending immediately prior to the delivery of an Annual Report), quarterly progress reports (the “Quarterly Reports”) containing, at least, a summary showing in reasonable detail: the exploration and development work performed, which will include comparisons between actual and budgeted expenditures; comparisons between the objectives and actual results of the exploration and development program; geological, geochemical and geophysical review and analyses; review of historical drilling and resource estimates; metallurgical tests; assay results; drilling results for the previous quarter mining plans and development plans; engineering work and estimates; a report on health and safety, social and environmental indicators; and the exploration and development work that Ero, as Operator, reasonably anticipates performing in the following quarter;

(o)	deliver to the Technical Committee within 45 days after the end of each calendar quarter (except for a calendar quarter ending immediately prior to the delivery of an Annual Report), copies of all reports and evaluations in respect of the Operations conducted in the previous quarter and any other relevant information that could be useful to the Technical Committee in recommending adjustments, if any, to the course of work planned for the Mineral Properties. For greater certainty, upon reasonable request by Vale or a Vale Representative, at any time, Ero shall provide additional information to the Technical Committee in relation to the Operations;

(p)	deliver to the Technical Committee by no later than 45 days prior to the expiry of the time periods set forth in Section 3.02(2)(a) for each Phase, a full and detailed report (the “Phase Reports”), containing results and findings of the Operations completed during such Phase, organized by discipline (as applicable for each Phase) – health and safety, environmental, social, geology, mineralogy, process, engineering, mining plan, layout, costs and economic analysis – which must also include the information described in Section 4.03(2)(n) for such Phase;

(q)	deliver to the Technical Committee within 60 days following each anniversary of the end of the calendar quarter in which the Effective Date falls, detailed annual reports (the “Annual Reports”) signed by the regional manager or the project manager, as the case may be, that shall include reports of the Operations performed during the subject period, the preliminary results thereof (including the information described in Section 4.03(2)(n) for such period and any relevant environmental or social corporate responsibility reports) and copies of all relevant raw data for such period and shall include itemized details of the Exploration Expenditures funded by Ero during the relevant reporting period for each such Annual Report. The Annual Report shall also include a non-binding description of Operations that the Operator reasonably anticipates performing in the following calendar year;

[REDACTED COPY]

(r)	immediately report and cooperate fully with Vale and the Technical Committee in respect of any accident or incident investigation carried out by or on behalf of Vale, including by providing Vale and the Technical Committee with access to relevant documents and Persons and by providing Vale and the Technical Committee with a copy of any incident investigation reports carried out by or on behalf of Ero or that are otherwise in Ero’s (or its personnel’s) possession or control; and

(s)	promptly (and in any event, by no later than 24 hours following the relevant event or occurrence) report to Vale and the Technical Committee on the happening of any event or occurrence which Ero considers may have a material adverse affect on the interests of all or any of the Parties,

4.04	Baseline Study

Promptly after the Effective Date, Ero shall conduct an environmental baseline study which shall describe the condition of the Mineral Properties and the Project Area (a “Baseline Study”). All costs and expenses related to the completion of a Baseline Study hereunder shall be for Ero’s sole account and all such costs shall be deemed Exploration Expenditures whether incurred before or after the Effective Date. Ero shall be liable for all obligations and liabilities as a result of, in respect of, in connection with, or arising out of (a) a breach of any Environmental Laws by Ero or any Third Party authorized by Ero, (b) the presence of any Hazardous Substances in, on or under the Mineral Properties, or any other land or waterbody where the presence of such Hazardous Substances is as a result of a release thereof from the Mineral Properties on or after the Effective Date as a result of the actions or activities of Ero on the Mineral Properties, or (c) any other land disturbance in respect of the Mineral Properties that is caused by the actions or omissions of Ero or any Third Party authorized by Ero, as determined relative to the Baseline Study, including, in each case, to the extent any Environmental Liabilities arising from the period before the Effective Date are exacerbated by Ero’s or such Third Party’s actions or omissions on and after the Effective Date. To the extent that Ero commenced work on a Baseline Study prior to the Effective Date, any expenses and costs funded by Ero prior to the Effective Date will be deemed to have been incurred as Exploration Expenditures during the Earn-in Period for the purposes of this Agreement. For greater certainty, Vale shall be liable for, and shall indemnify Ero in respect of, all obligations and liabilities as a result of, in respect of, in connection with, or arising out of the presence of any Hazardous Substances in, on or under the Mineral Properties, or any other land or waterbody where the presence of such Hazardous Substances is as a result of a release thereof from the Mineral Properties before the Effective Date as determined relative to the Baseline Study.

[REDACTED COPY]

4.05	Technical Committee

From and following the Effective Date, a technical committee (the “Technical Committee”) shall be formed comprised of two representatives from Vale (the “Vale Representatives”) and two representatives from Ero (the “Ero Representatives”) and it shall have the responsibilities as set out in Section 4.05(a). Each of Vale, on the one hand, and Ero, on the other hand, shall also be entitled to appoint any person as an alternate for any representative appointed by it and to remove any person so appointed and appoint another person in his or her place. In the absence of any representative at a Technical Committee meeting, any of the alternates of the Party that appointed the absent representative may attend and exercise the powers of the absent representative to the same extent as if the absent representative were present at the meeting. The procedures applicable to the Technical Committee shall be as follows:

(a)	Responsibilities – The Technical Committee shall have the responsibility to:

(i)	review procedures for communications by the Operator with any Governmental Authority regarding the Mineral Properties;

(ii)	review and provide recommendations regarding Work Programs and Budgets prepared by the Operator for the Phases, provided that, for the avoidance of doubt, the final Work Programs and Budgets shall be approved by Ero;

(iii)	receive and share information concerning each of the Phases and provide advice with respect thereto;

(iv)	review each Phase Report and, within 45 days of delivery of such Phase Report, analyze the data and provide recommendations and, if necessary, make a request to the Operator for complementary work and studies (the “Complementary Work and Studies”);

(v)	subject to Article 10, review and approve the estimated mineral resources and mineral reserves relating to the Mineral Properties, provided that the Technical Committee has had sufficient time (not to exceed 15 Business Days) to comment on any such estimates. For greater certainty, nothing in this Section 4.05(a)(v) shall have the effect of extending the time limit for such review as set out in Section 4.05(f)(i);

(vi)	subject to Article 10, coordinate and approve public announcements regarding the Assets (including disclosure of mineral resource and mineral reserve estimates) and this Agreement, provided that the Technical Committee has had sufficient time (not to exceed five Business Days) to comment on any such announcement, and that nothing herein shall restrict a Party from making Required Disclosure;

(vii)	coordinate on any matters relating to environmental, social and governance (including sustainability, carbon strategy and community relations) in relation to the Assets (“ESG Matters”) and confirm that, in all material respects, the Parties act in accordance with international standards in relation to all ESG Matters;

[REDACTED COPY]

(viii)	monitor and confirm that NI 43-101, CIM Standards, CIM Guidelines, the International Standards and the MRMR Standards are adhered to, in all material respects, in the preparation of the DFS; and

(ix)	at the end of each of the Phases, assess whether any updates need to be made to the resource statement and economic assessment reports filed with the ANM (the “ANM Reports”).

(b)	Meetings – Meetings of the Technical Committee shall be held at least quarterly in each year, and as otherwise agreed by the Parties, and shall be called on 30 days’ notice by the Operator. The Operator may (and shall do so when requested by either Vale or Ero or any of their respective Technical Committee representatives) on 10 days’ notice call an ad hoc meeting of the Technical Committee. For each meeting an agenda must, at least seven days prior to that meeting, be distributed to the Parties by the Person requesting that meeting. Meetings of the Technical Committee shall be held in such place as the Parties may from time to time agree. In lieu of meetings, the Technical Committee may convene telephone or video conferences.

(c)	Minutes of Meeting – The Operator must cause minutes of each meeting to be taken and distributed to the Parties for comments subsequent to that meeting as soon as practicable (and in any event no later than 10 Business Days after such meeting) and shall be the subject of approval at the next meeting.

(d)	Meetings by Conference Call – Any member of the Technical Committee may attend any meeting by conference telephone or video link, so long as all attendees at that meeting can hear and be heard by all other attendees.

(e)	Quorum – A quorum for a meeting of the Technical Committee shall be at least one Vale Representative and one Ero Representative. If proper notice of a meeting of the Technical Committee is given and a quorum is not present at such meeting within 30 minutes after the time fixed for holding such meeting, the meeting shall be adjourned to a date chosen by the Operator, not sooner than three Business Days, and not later than 10 Business Days, after the date of the adjourned meeting, and at the time and place determined by the Operator. At least two Business Days’ notice of the adjourned meeting shall be given to the Vale Representatives and the Ero Representatives. At the adjourned meeting, any two representatives of the Technical Committee shall constitute a quorum for the transaction of any business set forth on the agenda for the original meeting.

(f)	Voting – Notwithstanding Section 4.05(a), the following matters shall require approval of all of the Vale Representatives and the Ero Representatives:

(i)	review and approve mineral resources and mineral reserves estimates relating to the Mineral Properties, provided that the Technical Committee has had sufficient time (not to exceed 15 Business Days, and shall not function to extend the 45-day period set out in Section 4.05(a)(iv)) to comment on such estimates;

(ii)	public announcements regarding the Assets (including the disclosure of the mineral resource and mineral reserve estimates) and this Agreement, provided that the Technical Committee has had sufficient time (not to exceed five Business Days) to comment on such disclosure, and that nothing herein shall restrict a Party from making Required Disclosure;

[REDACTED COPY]

(iii)	material health and safety and risk management related matters with respect to the Assets;

(iv)	ESG Matters related to the Assets;

(v)	revisions to the ANM Reports;

(vi)	the planning, design, studies or other analyses (including any amendments thereto) that contemplate any aspect of the Mineral Properties being located outside of the current boundaries of the Project Area; and

(vii)	any adjustments to the requirement for Ero to complete a minimum of 45,000 metres of drilling in Phase 3, as contemplated in the Phase 3 Earn-in Requirements.

(g)	Resolutions in Writing – In lieu of a meeting, the Technical Committee may pass resolutions in writing signed by at least one Vale Representative and one Ero Representative.

(h)	Additional Rules – The Technical Committee may establish with approval of all the Vale Representatives and the Ero Representatives such rules of procedures for the Technical Committee as the Technical Committee deems fit, provided that such rules are commercially reasonable and not inconsistent with this Agreement.

4.06	Work Programs

(1)          All Operations shall be conducted and all Exploration Expenditures shall be incurred on the basis of a work program (a “Work Program”) adopted pursuant hereto, except in the case of emergency actions in accordance with Section 4.06(3).

(2)          All Work Programs shall be prepared by the Operator. Each proposed Work Program shall have a term corresponding to the duration of the then applicable Phase unless otherwise determined by the Technical Committee. All proposed Work Programs in respect of the Mineral Properties (and any amendments thereto) must be submitted to the Technical Committee for review, before implementation by the Operator, including any Work Programs required to keep the Mineral Properties in good standing. At least 60 days prior to its expiration, a proposed Work Program for the succeeding period shall be prepared by the Operator and submitted to the Technical Committee for review. Upon review of a Work Program by the Technical Committee, the Operator shall implement such Work Program within the time periods set out therein.

(3)          Notwithstanding any other provisions hereof, in case of emergency, unless otherwise directed by Vale, the Operator may take any reasonable action it deems necessary, and incur such Exploration Expenditures it deems necessary, to protect against loss, injury or damage to Persons or property, or to protect the Operations and the Assets or to comply with Applicable Laws; provided that the Operator promptly notifies Vale of such emergency. The Operator may also incur reasonable Exploration Expenditures for unexpected events that are beyond the Operator’s reasonable control and do not result from a breach by it of its standard of care as described in Section 4.03(2)(c). The Operator shall also promptly notify the Technical Committee of any such emergency or unexpected Exploration Expenditures that have been made or taken or that must be made or taken, and the funds necessary to pay for such emergency and unexpected Exploration Expenditures shall be added, and deemed approved, to the current approved Work Program.

[REDACTED COPY]

4.07	Vale Policies

(1)          Each Party shall, and shall cause its Affiliates and its and their respective Representatives to, in all of its activities in connection with the Mineral Properties and on behalf of Vale: (a) comply, in all material respects, with Vale’s Suppliers’ Code of Conduct, Sustainability Policy and Human Rights Policies, which will constitute enforceable obligations of such Party, and (b) in relation to any tailings dam matters, comply, in all material respects, with Vale’s tailings dam standards (collectively, the “Vale Policies”).

(2)          Vale shall deliver to Ero a copy of any amendment to the Vale Policies within 30 days of any such amendment, highlighting the changes made to such policies. Until the delivery of the amended policy and for the 60-day period immediately following such delivery, Ero shall not be in breach of the Vale Policies provided that Ero remains in compliance with the Vale Policies in the forms immediately prior to such amendments.

(3)          In the event that Vale Transfers all of its Offered Interest to any Person (other than a Permitted Affiliate of Vale) or completes an Indirect Transfer by any Person (other than a Permitted Affiliate) at any time during the Earn-in Period, this Section 4.07 shall automatically become non-enforceable provisions without further action of the Parties and no acquiror of an Offered Interest (other than a Permitted Affiliate of Vale) nor transferee under an Indirect Transfer (other than a Permitted Affiliate) shall have any rights in respect of this Section 4.07.

4.08	BNDES

(1)          Until the JV Formation Date, Vale will be responsible for all actions, correspondence liabilities, costs, expenses and obligations relating to BNDES arising from the Mineral Properties; provided that the Parties shall bear their own costs with respect to the BNDES Transferee Approval; and provided, further, that Ero shall, if so requested on reasonable notice, provide to Vale (at Vale’s sole expense) such assistance as may be reasonably required by Vale to fulfil its obligations.

(2)	The Parties acknowledge that:

(a)	the BNDES Transferee Approval is required to be obtained in connection with the transactions contemplated by this Agreement;

(b)	prior to the Effective Date, the Parties submitted the following to BNDES and requested BNDES to analyze, on an indicative and preliminary basis, if Ero would comply with the criteria set forth in Annex III of the BNDES Risk Agreement and qualify as a new Controlling shareholder of the JV Company (“BNDES Transferee Preliminary Analysis”):

(i)	documentation evidencing that Ero satisfies the criteria in Annex III of the BNDES Risk Agreement; and

[REDACTED COPY]

(ii)	a representation by Ero acknowledging the terms and conditions of the BNDES Risk Agreement and confirming that Ero will assume all of Vale’s rights and obligations in relation to the BNDES Mineral Right under the BNDES Risk Agreement;

(c)	the BNDES Transferee Preliminary Analysis is not, and shall not be deemed to be, a BNDES Transferee Approval, and that BNDES has not undertaken the obligation to formally express any opinion, written or otherwise, in relation to the result of the BNDES Transferee Preliminary Analysis; and

(d)	BNDES indicated that it will, in due course at a time closer to the JV Formation Date when the Parties effectively request the BNDES Transferee Approval, require updated documents and information from Ero in order to assess whether Ero, on such date, will satisfy the criteria in Annex III of the BNDES Risk Agreement.

(3)          If BNDES does not respond to the BNDES Transferee Preliminary Analysis or responds indicating that Ero does not meet the requirements to become a future new Controlling shareholder of the JV Company on or before the first anniversary of the Effective Date, Ero shall have the right, within three months after the earlier of (a) the first anniversary of the Effective Date, and (b) BNDES indicating that Ero does not meet the requirements to become a future new Controlling shareholder of the JV Company, to terminate this Agreement by notice to Vale, in writing. Notwithstanding the foregoing, if at any time, Vale or Ero receives a notice from BNDES that BNDES has rejected on a definitive basis Ero as a transferee of Vale’s obligations under the BNDES Risk Agreement, this Agreement can be terminated by either of Ero or Vale upon notice to the other Party.

(4)	Each of Ero and Vale shall, at its respective cost:

(a)	use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable in an effort to obtain a response from BNDES in respect of BNDES Preliminary Analysis by no later than the first anniversary of the Effective Date;

(b)	use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable to obtain the BNDES Transferee Approval as soon as reasonably practicable after the Earn-in Date; and

(c)	keep the other informed of the progress in obtaining a response to the BNDES Transferee Preliminary Analysis and in obtaining the BNDES Transferee Approval and of any circumstance that may result in such BNDES Transferee Approval not being obtained.

(5)          Each of Ero and the JV Company shall use commercially reasonable efforts to comply (and Vale and Ero, as applicable, shall cause the JV Company to comply) with the requirements and procedures set forth in the BNDES Risk Agreement to timely provide all documents and information requested by BNDES to enter into an agreement that amends, restates or supersedes the BNDES Risk Agreement in respect of the BNDES Mineral Right pursuant to the provisions of the BNDES Risk Agreement. In the event that BNDES rejects Ero, the JV Company or the JV Asset Transfer to the JV Company on a non-definitive basis, Ero or Vale, as the case may be, shall use commercially reasonable efforts to take all appropriate action, and to do all things necessary, proper or advisable to rectify or remedy the cause for such non-definitive rejection, including incorporating a new affiliate entity and submitting documentation and information for such entity to BNDES for assessment of the criteria in Annex III of the BNDES Risk Agreement.

[REDACTED COPY]

(6)          Vale shall provide to Ero copies of any correspondence sent from BNDES to Vale and keep Ero reasonably informed of any other actions or liabilities that may occur or arise with respect to BNDES during the Earn-in Period, as such correspondence, actions or liabilities relate to the Mineral Properties and/or the BNDES Transferee Approval. In addition, Ero shall be entitled to (i) have a Representative attend any material meetings between Vale and BNDES with respect to the Mineral Properties or the BNDES Risk Agreement, to the extent exclusively relating to the BNDES Mineral Right, and (ii) be copied on any material correspondence sent by Vale to BNDES with respect to the BNDES Risk Agreement (to the extent exclusively relating to the BNDES Mineral Right).

(7)          The Parties acknowledge that the BNDES Mineral Right is subject to the BNDES Risk Agreement, and, in the event of that a Vale Put Option or the Ero Call Option applies, Vale is required to notify BNDES regarding the transfer of the BNDES Mineral Right and Ero and the JV Company must comply (and Vale and Ero, as applicable, shall cause the JV Company to comply) with the requirements and procedures set forth in the BNDES Risk Agreement for such transfer to be effective.

(8)          In the event that, while the JV Company is a wholly owned subsidiary of Vale, BNDES refuses on a definitive basis to consent to the JV Asset Transfer to the JV Company and/or rejects the JV Company on a definitive basis, after Vale having used commercially reasonable efforts to obtain such consent and/or approval, the Parties shall be deemed to have elected to terminate this Agreement and Vale shall be required to purchase all of Ero’s Ownership Interest in exchange for consideration in an amount equal to 100% of the aggregate costs and expenditures incurred by Ero in relation to the Mineral Properties.

(9)          In the event that: (a) the BNDES Transferee Approval is denied by BNDES other than in the case of Section 4.08(8); (b) Ero is not able to satisfy one or more conditions imposed by BNDES, or the Parties mutually agree that the satisfaction of one or more of such conditions would be excessively burdensome, or (c) BNDES requires one or more conditions or amendments to the BNDES Risk Agreement to grant the BNDES Transferee Approval, and Ero is not in agreement with such conditions or amendments, in its sole discretion then either Party shall have the right to terminate this Agreement by written notice, and Ero will not acquire the Earn-in Interest.

ARTICLE 5 – TRANSFERS

5.01	Transfers

(1)          No Party will Transfer all or any part of its interest in and to this Agreement (the “Offered Interest”) or complete an Indirect Transfer, except as follows:

(a)	as part of a Transfer or Indirect Transfer permitted by any of Sections 5.02 through 5.05 (inclusive);

(b)	pursuant to a VBML Transaction;

[REDACTED COPY]

(c)	with the express prior written consent of the other Parties (in their sole and absolute discretion); or

(d)	a Transfer by a Party to the other Party in accordance with this Agreement.

(2)          Neither Party shall Transfer its Offered Interest to a Person that is not a Party unless it Transfers all, but not less than all, of its Offered Interest. No partial Transfers of any Party’s Offered Interest to a Person that is not a Party shall be permitted. Notwithstanding the foregoing, the Parties may permit partial Transfers of a Party’s Offered Interest by agreement of all Parties in writing and, if so agreed, the Parties will thereafter use commercially reasonable efforts to make the necessary amendments to this Agreement to account for the resulting structure.

(3)          Vale will not, Transfer all or any part of the Assets or Vale’s Ownership Interest except in accordance with the Transfer of its Offered Interest in accordance with this Article 5; provided that, for the avoidance of doubt, no VBML Transaction shall constitute a Transfer of the Assets or Vale’s Ownership Interest.

5.02	Conditions of any Transfer

(1)          As a condition of any Transfer pursuant to this Article 5, the transferee must covenant and agree to be bound by this Agreement, including this Article 5, and, prior to the completion of any such Transfer, the transferee will deliver to the other Parties notice to that effect in a form satisfactory to such other Parties, acting reasonably.

(2)          A Party may, without the consent of the other Parties, but subject to the other terms of this Agreement, (x) Transfer all, but not less than all, of its Offered Interest to a Permitted Affiliate or (y) complete an Indirect Transfer by a Permitted Affiliate, provided that such proposed transferee Permitted Affiliate must also covenant and agree that:

(a)	such Permitted Affiliate shall remain a Permitted Affiliate of the relevant transferor Party for so long as the Permitted Affiliate holds any of Offered Interest;

(b)	prior to the Permitted Affiliate ceasing to be a Permitted Affiliate of the relevant Party, the Permitted Affiliate shall Transfer all of its Offered Interest to the relevant transferor Party or to another Permitted Affiliate of the relevant transferor Party in accordance with this Article 5;

(c)	the Permitted Affiliate shall be bound by and have the benefit of the provisions of this Agreement; and

(d)	the obligations of the relevant transferor Party hereunder shall not in any way be released and shall continue in full force and effect and it shall remain responsible, as a guarantor, for compliance by its Permitted Affiliate with the obligations under this Agreement (including Section 5.02(2)(a)).

[REDACTED COPY]

5.03	Ero Change of Control

(1)          In the event of an Ero Change of Control, Vale shall have the following rights (the “Earn-in Change of Control Rights”):

(a)	if the Ero Change of Control occurs at any time during Phase 1, Vale shall have the right to terminate this Agreement upon payment (made within two Business Days after the closing of the Ero Change of Control transaction giving rise to this right) to Ero of a cash amount equal to 100% of aggregate Exploration Expenditures already incurred by Ero hereunder pursuant to Work Programs prior to such termination, plus interest equal to the Ten Year Treasury Rate as at the Termination Date; and

(b)	if the Ero Change of Control occurs at any time after Phase 1, Vale shall have the right (the “Earn-in Call Right”) to terminate this Agreement upon payment (made within two Business Days after the later of (x) the closing of the Ero Change of Control transaction giving rise to the Earn-in Call Right and (y) the determination of the FMV of the Earn-in Interest in accordance with Section 11.01) to Ero of a cash amount equal to the greater of (i) 100% of the aggregate Exploration Expenditures already incurred by Ero hereunder pursuant to Work Programs prior to such termination plus interest equal to the Ten Year Treasury Rate as at the Termination Date, and (ii) the FMV of the Earn-in Interest, which will be determined in accordance with Section 11.01.

(2)          In the event that Ero Copper is engaging in discussions in respect of a bona fide Ero Change of Control transaction, Ero shall notify Vale of such potential Ero Change of Control in writing. Such notice (the “Earn-in CoC Notice”) shall: (a) be signed by the President or CEO of Ero Copper; (b) advise that there is a bona fide Ero Change of Control transaction under consideration by Ero Copper; (c) provide details regarding the type of transaction (such as an acquisition of a percentage of the shares or assets of Ero Copper or some other form); and (d) identify the name of the potential acquiror and/or counterparty. For greater certainty, Ero shall not be required to include details of the economic terms of such potential Ero Change of Control transaction as part of the Earn-in CoC Notice.

(3)          Vale shall have 20 Business Days after the earlier of (a) the receipt by Vale of the Earn-in CoC Notice or (b) the receipt by Vale of written notice from Ero of a public announcement by a Third Party of a take-over bid for the common shares of Ero Copper by such Third Party, to notify Ero, in writing, of its intention to exercise the Earn-in Change of Control Rights, as applicable, provided that during such 20-Business Day period, Ero shall promptly provide such additional information to Vale as Vale may reasonably request relating to such potential Ero Change of Control transaction (other than, in the case of an Ero Change of Control contemplated in an Earn-in CoC Notice, the economic terms thereof) or Ero’s Operations on the Mineral Properties.

(4)          Following Phase 1, upon a public announcement (a) by Ero Copper that it has entered into a definitive agreement with respect to the potential Ero Change of Control identified in the Earn-in CoC Notice (and provided Vale has notified Ero of its intention to exercise the Earn-in Call Right) or (b) by a Third Party of a take-over bid for the common shares of Ero Copper by such Third Party (and provided Vale has notified Ero of its intention to exercise the Earn-in Call Right) (in each case, an “Earn-in Announced Ero Change of Control”), the Parties shall commence the procedures set out in Section 11.01 for determining the FMV of the Earn-in Interest; provided that:

[REDACTED COPY]

(a)	if any such Earn-in Announced Ero Change of Control does not close within six months of the date on which the FMV of the Earn-in Interest is determined by the Parties or an Appraiser, as applicable, pursuant to the procedures set out in Section 11.01, Vale shall have the right, at its election, to require that the procedures for determining the FMV of the Earn-in Interest pursuant to Section 11.01 be repeated; and

(b)	if any such Earn-in Announced Ero Change of Control does not close within 15 months of the date on which Vale has provided notice to Ero of its intention to exercise the Earn-in Change of Control Right, Vale will have the right to recall its exercise of the Earn-in Change of Control Right.

(5)          If Ero Copper or a Third Party publicly announces that an Earn-in Announced Ero Change of Control has been abandoned by one or both parties thereto, then all costs and expenses incurred by Vale to undertake the procedures set out in Section 11.01 for determining the FMV of the Earn-in Interest shall be borne by Ero, other than in the event of a hostile take-over bid for the common shares of Ero Copper, in which case, all such costs and expenses shall be shared equally by Vale and Ero.

(6)          In the event that Vale Transfers all or any part of its Offered Interest to any Person (other than a Permitted Affiliate of Vale) or completes an Indirect Transfer by any Person (other than a Permitted Affiliate) at any time during the Earn-in Period in accordance with the terms herein, the Earn-in Change of Control Rights shall automatically become non-enforceable provisions without further action of the Parties and no acquiror of an Offered Interest (other than a Permitted Affiliate of Vale) nor transferee under an Indirect Transfer (other than a Permitted Affiliate) shall have any Earn-in Change of Control Rights.

5.04	Further Limitations on Transfers

Any Transfer by a Party of its Offered Interest or Indirect Transfer by a Party (including, for greater certainty, any Transfer otherwise permitted under Sections 5.02, 5.03 or 5.05) shall be subject to the limitation that no such Transfer or Indirect Transfer may be made if:

(a)	the transferee is a Sanctioned Person;

(b)	as a result, the other Parties would become subject to any material restrictions of any Governmental Authority to which it was not subject prior to the proposed Transfer by reason of the nationality, residence, identity (including if such proposed transferee is a Sanctioned Person) or number of the proposed transferee;

(c)	as a result, the other Parties would become subject to any additional material Taxes to which it was not subject prior to the proposed Transfer;

(d)	the Transfer is not permitted by Applicable Law, or any term of any material agreement or Mineral Right, unless any required consent or approval is first obtained; or

[REDACTED COPY]

(e)	the Transfer would result in a default in, or result in any enhancement or acceleration of obligations under the BNDES Risk Agreement to the extent exclusively relating to the BNDES Mineral Right.

5.05	Exempt Transfers

For the avoidance of doubt, the restrictions in this Article 5 do not apply to a VBML Transaction or to any Transfer or Indirect Transfer made in connection therewith.

ARTICLE 6 – ADDITIONAL RIGHTS

6.01	Additional Rights

(1)          The Parties acknowledge that, as of the date hereof, Vale and its Affiliates hold ownership interests in certain Mineral Rights adjacent to or in close proximity to the Mineral Properties.

(2)            If Vale or Ero considers that any Mineral Rights, rights to or interests in real property, including, without limitation, surface rights or rights, concessions, authorizations, licenses, permits, or interests in relation to the use or diversion of water, or other ancillary rights or interests over areas owned by Third Parties that are adjacent to the Project Area (the “Additional Rights”) are necessary for Operations, such Party shall notify the other thereof and the Parties shall work together, acting reasonably and in good faith, to determine and agree on whether Vale, Ero or the JV Company (as applicable) will acquire and hold such Additional Rights for the benefit of the Parties under the terms of this Agreement. Following any such acquisition such Additional Rights shall thereafter be included in, and form part of, the Assets for all purposes of this Agreement.

(3)            If Vale or Ero acquires any Additional Rights that are ultimately used for Operations, the Parties shall work together, acting reasonably and in good faith, to agree on a process (including any costs) for incorporating the Additional Rights into the Assets.

ARTICLE 7 – ERO COPPER GUARANTEE

7.01	Ero Copper Guarantee

Ero Copper hereby unconditionally and irrevocably guarantees in favour of Vale, and becomes surety for the due and punctual performance of each of Ero’s obligations hereunder in accordance with the terms hereof (the “Ero’s Guaranteed Obligations”). This Section 7.01 is a principal obligation and is not to be treated as ancillary or collateral to any other right or obligation and extends to cover this Agreement as amended, varied, supplemented, renewed or replaced. This guarantee will remain in force until all of the Ero Guaranteed Obligations have been satisfied in full. Notwithstanding the foregoing or anything else to the contrary contained herein, upon the satisfaction in full by Ero of the Ero Guaranteed Obligations, all obligations of Ero Copper hereunder shall forever cease, and Ero Copper shall have no liability hereunder from and after such time. Ero Copper acknowledges that this guarantee is continuing in nature and applies to all presently existing and future Ero Guaranteed Obligations. Ero Copper acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishments of Ero’s liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of this guarantee. Ero hereby unconditionally and irrevocably waives, for the benefit of Vale, (a) any right to require Vale as a condition of payment or performance of Ero Copper to proceed against Ero or require Vale to pursue any other remedies whatsoever with respect to this guarantee, (b) any right to revoke this guarantee, and (c) to the fullest extent permitted by Applicable Law, any defenses or benefits that may be derived from or afforded by Applicable Law that limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to Ero. Ero Copper understands that Vale is relying on this guarantee in entering into this Agreement. For the avoidance of doubt, Ero Copper hereby irrevocably and expressly waives any right provided in Articles 366, 821, 827, 828, 834, 835, 837, 838 and 839 of Brazilian Law 10.406 of January 10, 2002, and in Articles 130 and 794 of Brazilian Law 13.105 of March 16, 2015.

[REDACTED COPY]

7.02	Transfer of Guarantee

Upon a Transfer by Ero of this Agreement to any Third Party that is permitted in accordance with Article 5 or an Indirect Transfer of Ero to a Third Party that is permitted in accordance with Article 5, Ero Copper shall Transfer all of its rights and obligations under this Agreement to the Ultimate Control Person of the transferee or Person acquiring Control, as the case may be, provided that such Ultimate Control Person assumes in favour of Vale all of Ero Copper’s obligations under Section 7.01 of this Agreement pursuant to an agreement in a form satisfactory to Vale, acting reasonably, and upon compliance in full with the requirements of this Section 7.02, Ero Copper shall automatically be released from all of its obligations under this Agreement.

ARTICLE 8 – INDEMNIFICATION

8.01	Indemnification of Vale

(1)          Ero will indemnify and save Vale and its Affiliates and its and their Representatives (the “Vale Indemnified Persons”) harmless from and against any and all Legal Claims by a Third Party (a “Third Party Legal Claim”) asserted against, and all Losses suffered or incurred by, any Vale Indemnified Person directly or indirectly arising as a result of, in respect of, in connection with, or arising out of, under or pursuant to:

(a)	any breach or inaccuracy of any representation, warranty, covenant, agreement or condition made by Ero and contained in this Agreement (including, for the avoidance of doubt, covenants relating to the compliance by Ero with Vale Policies, Anti-Corruption Laws, conflict of interest Applicable Laws, Anti-Money Laundering Laws and applicable Sanctions);

(b)	Ero’s negligent act or omission in the activities conducted by Ero under this Agreement (including the activities permitted pursuant to the Cooperation Agreement);

(c)	the occurrence of any of the events described in Sections 12.01(j) or 12.01(m);

(d)	any breach by Ero of any Environmental Laws;

(e)	the presence of any Hazardous Substances in, on or under the Mineral Properties, or any other land or waterbody where the presence of such Hazardous Substances is as a result of a release thereof from the Mineral Properties on or after the Effective Date as a result of the actions or activities of Ero or its Affiliates or any Third Party authorized by Ero on the Mineral Properties; and

[REDACTED COPY]

(f)	any other land disturbance in respect of the Mineral Properties that is caused by the actions or omissions of Ero or its Affiliates or any Third Party authorized by Ero, as determined relative to the Baseline Study, including, in each case, to the extent any Environmental Liabilities arising from the period before the Effective Date are exacerbated by Ero’s or its Affiliates’ or such Third Party’s actions or omissions on and after the Effective Date;

provided that Ero shall not indemnify or hold harmless a Vale Indemnified Person against any Third Party Legal Claim or Losses arising out of or resulting from such Vale Indemnified Person’s gross negligence.

(2)          Ero Copper will indemnify and save the Vale Indemnified Persons harmless from and against any and all Third Party Legal Claims asserted against, and all Losses suffered or incurred by, any Vale Indemnified Person directly or indirectly arising as a result of, in respect of, in connection with, or arising out of, under or pursuant to:

(a)	any breach or inaccuracy of any representation, warranty, covenant, agreement or condition made by Ero Copper and contained in this Agreement (including, for the avoidance of doubt, covenants relating to the compliance by Ero Copper with Vale Policies, Anti-Corruption Laws, conflict of interest Applicable Laws, Anti-Money Laundering Laws and applicable Sanctions);

(b)	Ero Copper’s negligent act or omission in the activities conducted by Ero Copper under this Agreement; and

(c)	the occurrence of any of the events described in Sections 12.01(j) or 12.01(m);

provided that Ero Copper shall not indemnify or hold harmless a Vale Indemnified Person against any Third Party Legal Claim or Losses arising out of or resulting from such Vale Indemnified Person’s gross negligence.

8.02	Indemnification of Ero

Vale will indemnify and save Ero and its Affiliates (including Ero Copper) and its and their respective Representatives (the “Ero Indemnified Persons”) harmless from and against any and all Third Party Legal Claims asserted against, and all Losses suffered or incurred by, any Ero Indemnified Person directly or indirectly arising as a result of, in respect of, in connection with, or arising out of, under or pursuant to:

(a)	any breach or inaccuracy of any representation, warranty, covenant, agreement or condition made by Vale and contained in this Agreement (including, for the avoidance of doubt, covenants relating to the compliance by Vale with Vale Policies, Anti-Corruption Laws, conflict of interest Applicable Laws, Anti-Money Laundering Laws and applicable Sanctions);

(b)	Vale’s negligent act or omission in the activities conducted by Vale under this Agreement (including the activities permitted pursuant to the Cooperation Agreement); and

(c)	the occurrence of any of the events described in Sections 12.01(j) or 12.01(m);

[REDACTED COPY]

provided that Vale shall not indemnify or hold harmless an Ero Indemnified Person against any Third Party Legal Claim or Losses arising out of or resulting from (i) such Ero Indemnified Person’s gross negligence, and (ii) the existence of governmental resettlement programs or agrarian reform settlements or their buffer zones negatively affecting the Mineral Properties or the Operator’s access thereto.

8.03	Indemnified Persons

Each Party accepts the above indemnities in favour of its Representatives as agent and trustee for each such Indemnified Person which is not a Party hereto, and each Party agrees that each other Party may enforce such indemnity in favour and for the benefit of such other Party’s Indemnified Persons.

8.04	Third Party Legal Claims

(1)          Promptly after the assertion of any Third Party Legal Claim against any Person entitled to be indemnified pursuant to Section 8.02 or Section 8.01, as the case may be (an “Indemnified Person”) that results or may result in the incurrence by such Indemnified Person of any Losses for which such Indemnified Person would be entitled to indemnification pursuant to this Agreement, such Indemnified Person shall promptly notify the Party from whom such indemnification is or may be sought hereunder (the “Indemnitor”) of such Third Party Legal Claim. Such notice shall also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Third Party Legal Claim, the amount of the Third Party Legal Claim or, if such amount is not then determinable, a reasonable estimate of the likely amount of the Third Party Legal Claim. The failure to promptly provide such notice shall not relieve the Indemnitor of any obligation to indemnify the Indemnified Person, except to the extent that such failure prejudices the Indemnitor. Thereupon, the Indemnitor shall have the right, upon written notice (the “Defence Notice”) to the Indemnified Person within 30 days after receipt by the Indemnitor of notice of the Third Party Legal Claim (or sooner if such Third Party Legal Claim so requires), to conduct, at its own expense, the defence against the Third Party Legal Claim in its own name or, if necessary, in the name of the Indemnified Person.

(2)          The Defence Notice shall specify the counsel (which must be competent and recognized counsel) the Indemnitor shall appoint to defend such Third Party Legal Claim. Notwithstanding any Defence Notice, any Indemnified Person shall have the right to employ separate counsel in any Third Party Legal Claim and to participate in the defence thereof, but the fees and expenses of such counsel shall not be included as part of any Losses incurred by the Indemnified Person unless:

(a)	the Indemnitor failed to give the Defence Notice;

(b)	such Indemnified Person has received an opinion of counsel, reasonably acceptable to the Indemnitor, to the effect that the interests of the Indemnified Person and the Indemnitor with respect to the Third Party Legal Claim are sufficiently adverse to prohibit the representation by the same counsel of both parties under applicable ethical rules; or

(c)	the employment of such counsel at the expense of the Indemnitor has been specifically authorized by the Indemnitor.

[REDACTED COPY]

(3)          The Indemnitor shall keep the other Party apprised of all significant developments and shall not enter into any settlement, compromise or consent to judgment with respect to such Third Party Legal Claim unless such other Party and the Indemnified Person consent, which consent shall not be unreasonably withheld or conditioned.

8.05	Exclusion of Consequential Losses

Unless specifically provided for in this Agreement, no Party will be liable to the other under or in connection with this Agreement in respect of punitive damages, incidental, indirect or consequential loss, loss of opportunity, loss of profit, or loss of goodwill; provided that the foregoing shall not exclude any Losses claimed under any Third Party Legal Claim, even if such Losses include or consist of such punitive damages, incidental, indirect or consequential loss, loss of opportunity, loss of profit, or loss of goodwill.

8.06	Waiver of Breach

Any Party may waive any breach of any representations, warranties, covenants, agreements or conditions made by any other Party and contained in this Agreement, in whole or in part, at any time, without prejudice to its right in respect of any subsequent breach or any other breach of any representation, warranty, covenant, agreement or condition.

ARTICLE 9 – FORCE MAJEURE

9.01	Cure Period

The obligations of Ero in this Agreement, including the funding of the Exploration Expenditures required to be funded pursuant to the Earn-in Requirements are subject to events of force majeure pursuant to Section 9.02.

9.02	Force Majeure

(1)          Time shall be of the essence of this Agreement, provided however that notwithstanding anything to the contrary contained herein (with the exception of Section 4.03(2)(a)(ii)), if a Party should at any time or times during the currency of this Agreement be delayed in or prevented from complying with this Agreement by reason of any of the following events, whether foreseeable or unforeseeable, but only where beyond a Party’s reasonable control with respect thereto:

(a)	acts of war or conditions arising out of or attributable to war, whether declared or undeclared;

(b)	acts of God, including fires, floods, earthquakes, ground collapse or landslides, excessively cold or warm temperatures or consistent periods of severe weather conditions which prevent or render impractical the conduct of Exploration on the Mineral Properties for a period of 15 days during any period of 45 consecutive days;

(c)	inability to access the Mineral Properties (other than the inability to access the Mineral Properties because of the seasonality of weather conditions for which the Operator has not adequately or properly planned);

[REDACTED COPY]

(d)	the inability to secure on reasonable terms any private or public permits, licenses, access rights (including surface access agreements with land owners), surface use rights or other authorizations (but only in the circumstances that the Operator has used commercially reasonable efforts to obtain such permits, licenses, rights or authorizations, including by filing (or directing Vale, with reasonable advance notice, to file) timely and complete applications, where applicable or required) and by legal actions whose primary purpose is to secure such permits, licenses, access rights, surface use rights or other authorizations;

(e)	curtailment or suspension of Exploration to remedy or avoid an actual or alleged historic, present or prospective violation of Environmental Laws;

(f)	riot, interference or blockade, civil strife, terrorism, acts of public insurrection or rebellion, including any steps taken by any Governmental Authorities in response to any such matters;

(g)	strike, lockouts or other labour disputes;

(h)	changes in Applicable Laws or judgments or orders of any court or tribunal;

(i)	restrictions to, interference with or delayed work resulting from actions or threatened actions (to the extent such threatened actions would cause immediate harm to Persons or property) by landowner, indigenous or community groups, including competing landowner claims, alluvial mining (garimpeiros) activities, protests, road blockages and land reserve or settlement claims by indigenous or traditional communities; or

(j)	any pandemic, epidemic, outbreak of infectious diseases or any other serious public health concerns (including, without limitation, Ebola, avian flu, H1N1, SARS and the coronavirus (COVID-19) or any variants thereof) whether on a regional or global scale, together with any resulting restrictions on travel, imposition of quarantines and prolonged closures of workplaces, but excluding for greater certainty, unavailability of funds or changes in economic markets, the period of all such delays resulting from such causes, or any of them, shall be excluded in computing the time within which anything required or permitted by the applicable Party to be done, is to be done hereunder, and the time within which anything is to be done hereunder shall be extended by the total period of all such delays (including, for greater certainty, the time within which any of the Earn-in Requirements must be satisfied in accordance with Section 3.02(2)). Nothing contained in this Article 9 shall require the applicable Party to settle any labour dispute or to test the constitutionality of any enacted law.

(2)          In the event that any Party asserts that an event of force majeure has occurred, it shall complete such reasonable actions or cause such reasonable actions to be completed (including seeking court injunctions in the case of such interference or such blockades by persons primarily concerned about environmental issues or indigenous or traditional communities’ rights issues or by indigenous or traditional communities’ rights groups) as may be necessary to correct or terminate the alleged event of force majeure and give notice in writing to the other Parties specifying the following:

(a)	the cause and nature of the alleged event of force majeure;

[REDACTED COPY]

(b)	a summary of the actions taken by or on behalf of it to the date of such notice to correct the alleged event of force majeure;

(c)	confirmation as to all acts, actions and things done by or on behalf of it to terminate the event of force majeure; and

(d)	the reasonably expected duration of the period of force majeure.

Any Party asserting an event of force majeure shall provide ongoing periodic notice in writing to the other Parties with respect to such events of force majeure, including the matters set out above, within 15 days of the end of each calendar month during the period of force majeure and shall provide prompt notice in writing to the other Parties upon the termination of the event of force majeure. The Party not asserting an event of force majeure shall have 30 days to dispute the validity of the substance of the claimed event of force majeure documented in the other Party’s notice and any such dispute shall be referred for resolution in accordance with Article 11.

ARTICLE 10 – CONFIDENTIAL INFORMATION

10.01	Confidential Information

(1)          Subject to 10.01(4), all information, data, reports, records, studies and test results relating to the Mineral Properties, the Assets and the activities of the Parties thereon pursuant to this Agreement and the terms and conditions of this Agreement, all of which is referred to in this Article 10 as “Confidential Information”, will be treated by the Parties as confidential and must not be disclosed to any Person not a Party to this Agreement, except in the following circumstances:

(a)	disclosure to a Party’s Affiliates or its or its Affiliate’s Representatives, in each case that has a bona fide need to be so informed;

(b)	disclosure to a Party’s auditors, legal counsel, consultants, institutional lenders, brokers, underwriters and investment bankers; provided that such non-Party users are advised of the confidential nature of the Confidential Information, are required to agree to maintain the confidentiality thereof and are strictly limited in their use of the Confidential Information to those purposes necessary for such non-Party users to perform the services for which they were retained by the disclosing Party;

(c)	a Party may disclose Confidential Information where that disclosure is necessary to comply with Applicable Law or the disclosing Party’s disclosure obligations and requirements (“Required Disclosure”) under any applicable securities law, rules or regulations or stock exchange listing agreements, policies or requirements (collectively, the “Disclosure Authorities”);

(d)	disclosure to any Third Party to whom the disclosing Party bona fide contemplates a Transfer of its Offered Interest, subject to the restrictions in Article 5;

(e)	disclosure made to a bank, financial institution or investor from which the disclosing Party is seeking financing, advisory services or in a prospectus or offering memorandum pursuant to which the relevant Party is seeking to obtain financing;

[REDACTED COPY]

(f)	disclosure to BNDES that is required in order to comply with the terms of the BNDES Risk Agreement;

(g)	disclosure to CADE that is required to obtain clearance of the transactions contemplated hereunder, as applicable, including the transactions described in Section 3.07; or

(h)	upon mutual written agreement of the Parties.

(2)          In the case of a disclosure pursuant to Section 10.01(1)(a), the disclosing Party shall advise the relevant Affiliates and Representatives of the confidential nature of such Confidential Information.

(3)          In any case where either of Sections 10.01(1)(d) or 10.01(1)(e) are applicable, the disclosing Party shall:

(a)	only disclose such Confidential Information as such Third Party or bank, financial institution or investor, as the case may be, shall have a legitimate business need to know;

(b)	inform such Third Party, bank, financial institution or investor, as the case may be, of the disclosing Party’s obligations hereunder;

(c)	ensure that such Third Party, bank, financial institution or investor, as the case may be, agrees in writing in favour of the disclosing Party to protect such Confidential Information from further disclosure in a form that contains obligations that are substantially similar to the obligations of such Party under this Article 10, and shall provide a copy of such written agreement to the other Party prior to disclosure of such Confidential Information to the Third Party, bank, financial institution or investor, as the case may be; and

(d)	be liable to the other Parties for any breach of the provisions of this Article 10 by such Third Party, bank, financial institution or investor, as the case may be, as if it had committed the breach of such provisions itself.

(4)	Confidential Information shall not include the following:

(a)	information that, at the time of disclosure, is in the public domain;

(b)	information that, after disclosure, is published or otherwise becomes part of the public domain through no fault of the disclosing Party;

(c)	information that the disclosing Party can show already was in the possession of the disclosing Party prior to the receipt thereof from the other Party; or

(d)	information that the disclosing Party can show was received by it after the Effective Date, from a Third Party who was under no obligation of confidence to the disclosing Party at the time of disclosure.

(5)          In the event that a Party intends to make a Required Disclosure, such Party shall (to the extent permitted by the Disclosure Authorities or Applicable Law) provide the other Party with prior written notice of such Required Disclosure, including the full written text of the proposed Required Disclosure (if applicable), at least two Business Days before its first disclosure or publication, unless pursuant to Applicable Laws such Required Disclosure must be made within a shorter period, in which case the disclosing Party shall provide written notice of such Required Disclosure, including the full written text of the proposed Required Disclosure (if applicable), to the other Party for as long a period as it practicable in advance of its first disclosure or publication. With respect to such Required Disclosure:

[REDACTED COPY]

(a)	the disclosing Party shall consider all reasonable amendments to the Required Disclosure as may be proposed by the non-disclosing Party; and

(b)	the disclosing Party shall be solely and entirely responsible for the contents of the Required Disclosure, shall indemnify and save the non-disclosing Party harmless with respect thereto, and shall include in the Required Disclosure a statement to the disclosing Party’s sole and entire responsibility therefor.

(6)          The obligations of the Parties pursuant to this Section 10.01 will survive the termination of this Agreement for a period of 12 months.

10.02	News Releases

(1)          Subject to Section 10.01(1) and any requirement of Applicable Laws which requires disclosure within a shorter period or precludes compliance with this Section 10.02, each Party will obtain prior approval (which approval will not be unreasonably withheld) from the other Parties before issuing any press release or public statement (for greater certainty, all references in this Section 10.02 to a “public statement” includes statements posted on a public website or the like):

(a)	using the names of the other Party or the names of the other Party’s assignees or of any of their officers, directors or employees or of their agents or assignees; or

(b)	which contains Confidential Information.

(2)          Any request for such approval shall be accompanied by the full written text of the proposed press release or public statement and the non-disclosing Party shall provide a reply thereto promptly thereafter and in any event no later than two Business Days after receipt of such request, failing which the disclosing Party will be entitled to issue its press release or public statement in the limited circumstances specified in such request as if such consent had been given. With respect to each such proposed press release or public statement:

(a)	the disclosing Party shall consider all reasonable amendments to such press release or public statement as may be proposed by the non-disclosing Party; and

(b)	the disclosing Party shall be solely and entirely responsible for the contents of such press release or public statement, shall indemnify and save the non-disclosing Party harmless with respect thereto.

[REDACTED COPY]

ARTICLE 11 – DISPUTE RESOLUTION

11.01	Fair Market Value (FMV)

[REDACTED COPY]

(1)          If the Parties fail to agree on the FMV of the Assets based on the Scoping Study, PFS or DFS, as applicable, the Parties shall negotiate in good faith for a period of not more than 15 Business Days after Vale notifies Ero of its intention to exercise the Earn-in Call Right to determine a price that represents the FMV of the Earn-in Interest.

(2)          The Parties acknowledge and agrees that any determination of FMV during the Earn-in Period shall account for:

(a)	Ero’s commitment to complete exploration, research and development work and studies in relation to the Mineral Properties;

(b)	the Earn-in Interest as if it has been acquired by Ero;

(c)	the net present value of the Free Carry; and

(d)	the stage, uncertainties and the risk of the Assets relative to comparable projects and operations.

(3)          During the 15-Business Day negotiation period described in Section 11.01(1), the Parties shall also seek to agree on an Appraiser in the event that the determination of FMV by an Appraiser is required.

(4)          If the Parties have not agreed to a FMV for the Mineral Properties based on the Scoping Study, PFS or DFS, as applicable, following such 15-Business Day negotiation period described in Section 11.01(1), then each of the Parties will simultaneously deliver to the other its proposed FMV (each a “Proposed FMV”). If the higher of the two proposals is not more than 110% of the other proposal, then the FMV shall be equal to the arithmetic mean of the two proposals. Otherwise, the Parties shall mutually select and engage an internationally recognized investment bank with industry specific experience from the list of Persons set out in Schedule F (each, an “Appraiser”) within 10 Business Days following such 15-Business Day negotiation period (or, in the event the Parties have not agreed on an Appraiser within such deadline, such Appraiser shall be selected by the Presidency of the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (the “CAM-CCBC”) from the list of Persons set out in Schedule F), according to its rules, which Appraiser shall determine the FMV. In determining the FMV, the Appraiser shall be required, and the Parties shall instruct the Appraiser, to consider the items set out in Section 11.01(2). For greater certainty, the Proposed FMVs will not be provided to the Appraiser.

(5)          The Appraiser will be instructed to deliver its determination of FMV of the Assets on or prior to the 30th Business Day following the engagement of the Appraiser. The FMV used for purposes of determining the amount payable by Vale to Ero in connection with an Ero Change of Control (assuming Vale elects to exercise the Earn-in Call Right) shall be the Proposed FMV that is closest to the FMV determined by the Appraiser.

(6)          Subject to Section 5.03(5), each Party shall be responsible for 50% of the fees and expenses of the Appraiser.

[REDACTED COPY]

(7)          The Appraiser decisions under this Section 11.01 shall be final and binding on both of the Parties and not subject to further review, and the Parties shall promptly give effect to any such decision.

11.02	Indirect Transfer Valuation Dispute

(1)          If Ero determines, acting reasonably and in good faith, that the value of the indirect interest (the “Subject Interest”) in paragraph (b) of the definition of “Indirect Transfer” being acquired represents 30% or more of the overall value of the assets being acquired as part of that transaction, Ero may require that such valuation be verified by an Appraiser. The Parties shall mutually select and engage an Appraiser from the list of persons set out in Schedule H within 10 Business Days of Ero calling for the appointment of an Appraiser (or, in the event the Parties have not agreed on an Appraiser within such deadline, such Appraiser shall be selected by the Presidency of the Arbitration and Mediation Center of the CAM-CCBC from the list of Persons set out in Schedule H), according to its rules.

(2)          The Appraiser shall have power to request that Vale provide the Appraiser with such statements (which shall be written unless otherwise specifically required), documents or information as it may determine, other than documents subject to legal professional privilege which relate to an active legal claim. Any such statement provided to an Appraiser shall be promptly provided to each of the Parties.

(3)          Ero shall instruct the Appraiser to deliver its determination on or prior to the 30th Business Day following the engagement of the Appraiser.

(4)          The Appraiser decisions under this Section 11.02 shall be final and binding on both of the Parties and not subject to further review, and the Parties shall promptly give effect to any such decision. Without prejudice to this provision, the Parties may submit any issues related to the Appraiser proceedings and/or negotiations to arbitration, as per Section 11.03 of this Agreement.

(5)          Fees of the Appraiser shall be payable by Ero, unless the Appraiser determines that the value of the Subject Interest represents 30% or more of the overall value of the assets acquired as part of the applicable transaction, in which case such fees shall be payable by Vale.

11.03	Arbitration

(1)          The Parties shall attempt to resolve amicably any claims, controversies, failure to agree, disagreement or dispute between them arising under or related to this Agreement, by referral to successively higher levels of the Parties’ respective managements within 15 Business Days of the Parties’ first attempt to resolve such dispute. If there is no amicable resolution of the dispute and even before the expiration of the time limit established above, then any such dispute shall be submitted to arbitration under the Rules of Arbitration (the “Rules”) then in effect of the Arbitration and Mediation Center of the CAM-CCBC by written demand of any Party pursuant to the Rules.

(2)          The arbitration shall be conducted by three arbitrators. Each Party shall appoint one arbitrator in accordance with the Rules. The arbitrators appointed by the Parties shall jointly agree on the appointment of the third arbitrator that shall be the chairman of the arbitration tribunal. If any of the parties to the arbitration fail to appoint the respective co-arbitrator, or if the two (2) co-arbitrators fail to agree on the appointment of the president of the arbitral tribunal within the time limits established by the CAM-CCBC, the CAM-CCBC shall make the missing appointments, as per the Rules. Any provision in the Arbitration Rules referring to limitations to the appointment of arbitrators among those included in any arbitrators’ list shall not be applied. The arbitration shall be an arbitration in law, excluding the possibility for the arbitrators to rule the case based on equity.

[REDACTED COPY]

(3)          In case of an arbitration involving three (3) or more parties in which (i) these parties are not set in just two groups of claimants or respondents; or (ii) the parties set in a same group of claimants or respondents disagree in relation to the appointment of the respective co-arbitrator, all arbitrators shall be appointed by the CAM-CCBC, as per the Rules, unless all the parties to the arbitration agree otherwise.

(4)          The arbitration shall have its seat in the city of Rio de Janeiro, State of Rio de Janeiro, Brazil, where the arbitral award shall be rendered. The arbitration shall be conducted in English, provided that evidence may be produced in Portuguese without the need for translation. The arbitral award shall be final and binding on the disputing Parties.

(5)          Prior to the institution of arbitration, according to art. 19 of Law 9.307/96, the Parties may file injunctive or urgent relief before a competent judicial court, which shall not be deemed to be an infringement or a waiver of the arbitration clause and shall not affect the relevant powers reserved to the arbitration tribunal. After the arbitration is instituted, the arbitration panel shall be competent to decide on any injunctive or urgent relief as well as to review decisions issued by the judicial courts.

(6)          Without prejudice to this arbitration agreement, the Parties elect the court of the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, expressly waiving any other, however privileged they may be for any judicial request related to: (i) the commencement of the arbitration, as per art. 7 of Law 9.307/96; (ii) provisional or urgent measures, as per art. 22-A of Law 9.307/96;

(iii) the enforcement of extrajudicial enforcement title, without prejudice to the creditor’s prerogative pursuant to art. 781 of Law 13.105/2015; (iv) the enforcement of arbitral awards, without prejudice to the creditor’s prerogative pursuant to art. 516, sole paragraph, of Law 13.105/2015; (v) the annulment of or request for a supplemental arbitral award, as per arts. 32 and 33, §4, of Law 9.307/96; and (vi) any other disputes that are not subject to arbitration pursuant to Brazilian law. The filing of any judicial request admitted by or compatible with Law 9.307/96 shall not be construed as a waiver to arbitration.

(7)          The expenses incurred during the arbitration proceeding, including the administrative costs of the CAM-CCBC, arbitrator’s fees and independent expert’s fees, costs relating to the arbitration chamber, stenotype, rental of rooms for hearings, among others, when applicable, shall be borne by the parties of the arbitration pursuant to the Rules. The arbitral award shall order the losing party to reimburse the winning party, according to the outcome of their respective claims and taking into account other circumstances that the arbitral tribunal may deem relevant, for the costs of the arbitration as well as other reasonable expenses incurred by the parties to the arbitration, including contractual attorney’s fees, expert’s fees and other expenses that may be necessary or useful for the arbitral proceedings, except for contractual attorney fees. The arbitral tribunal shall not determine the payment of costs of loss of suit (honorários sucumbenciais) or other attorney’s fees by the losing Party in the arbitration.

(8)          The Parties agree to treat as confidential the arbitral procedure, information and documents related thereto, which shall only be disclosed: (i) to the arbitral tribunal, the parties to the arbitration, its representatives and any person necessary to the proper conduction and the result of the arbitration; (ii) if disclosure of specific information is required for compliance with duties imposed by law; (iii) if the relevant information has been made public by any mean that does not represent a breach of this provision; or (iv) if disclosure of such information is necessary for purposes of any judicial request admitted by or compatible with Brazilian Law No. 9.307/96. The Parties to the arbitration also recognize that the obligation of confidentiality provided herein also serves the purpose of article 189, IV, of Brazilian Law 13.105 of March 16, 2015 (the Brazilian Code of Civil Procedures).

[REDACTED COPY]

(9)          The CAM-CCBC (if before the execution of the terms of reference) or the arbitral tribunal (if after the execution of the terms of reference) may, upon request of one of the parties to simultaneous arbitral proceedings, consolidate simultaneous arbitral proceedings involving this Agreement or related instruments if: (i) the arbitration agreements are compatible; (ii) the existing or pending arbitrations relate to substantially similar questions of law or fact; and (iii) there is no unjustifiable harm caused to one of the parties to the consolidated arbitrations. In this case, the jurisdiction to consolidate shall be incumbent upon the first arbitral tribunal constituted and its decision shall be final and binding upon all parties to the consolidated arbitrations.

(10)        Each Party shall continue performance of its obligations under this Agreement while the dispute resolution procedures of this Section 11.03 are implemented.

ARTICLE 12 – TERMINATION

12.01	Termination Events

This Agreement shall terminate:

(a)	upon 10 days having elapsed from the date that Ero delivers an Earn-in Termination Notice to Vale;

(b)	upon a failure by Ero to satisfy any of the Earn-in Requirements on or before the expiry of the applicable time periods set forth in Section 3.02(2), subject to any Delay Event pursuant to Section 3.06;

(c)	if Vale has provided notice to Ero of a failure by Ero to satisfy the FID Requirements pursuant to Section 3.04(1), and Ero has not cured such breach within 30 days of such notice;

(d)	Ero not approving the FID, or being deemed not to have approved the FID, in each case pursuant to Section 3.04(2);

(e)	upon Ero providing written notice to Vale in connection with an absence of response to the BNDES Transferee Preliminary Analysis or a response indicating that Ero does not meet the requirements to become a future new Controlling shareholder of the JV Company within three months after the earlier of (a) the first anniversary of the Effective Date and (B) BNDES indicating that Ero does not meet the requirements to become a future new Controlling shareholder of the JV Company, pursuant to Section 4.08(3);

(f)	by either Party, upon BNDES rejecting on a definitive basis Ero as a new Controlling shareholder of the JV Company under the BNDES Risk Agreement, pursuant to Section 4.08(3);

[REDACTED COPY]

(g)	the completion of Put Option Transfer following the exercise or deemed exercise of the Vale Put Options pursuant to Section 3.04(3)(b)(ii);

(h)	the completion of an exercise by Vale of its Earn-in Change of Control Rights pursuant to Section 5.03;

(i)	the completion of an exercise of the Vale Call Option or Ero Call Option pursuant to Section 3.08(2)(a) or 3.08(2)(b), as applicable;

(j)	the completion of a purchase by Vale of Ero’s Ownership Interest as required pursuant to Sections 3.08(2)(c), 3.08(6) or 4.08(8);

(k)	termination pursuant to Section 3.04(4) or 4.08(9);

(l)	an Insolvency Event in respect of any Party;

(m)	termination pursuant to Section 12.02;

(n)	the entering into by the Parties (or their Affiliates) of the JVSA; and

(o)	the Parties mutually agreeing in writing to terminate this Agreement.

12.02	Termination for Default

(1)          Subject to Section 12.02(2), if any Party, acting reasonably, considers that another Party is in material default or has committed a material breach of its obligations under this Agreement (the purported defaulting Party, the “Defaulting Party”), then the non-Defaulting Party may give written notice to the Defaulting Party stating the specifics of the alleged default or breach. If the Defaulting Party has not cured the default or breach (provided such breach is capable of being cured) or has failed to submit the matter of default or breach to dispute resolution under Section 11.03(1) within 30 days of such notice, then the non-Defaulting Party may terminate this Agreement by giving the Defaulting Party written notice of such termination and the Defaulting Party will have no liability to the non-Defaulting Party under or in relation to this Agreement except as provided in Section 12.03. For the avoidance of doubt, neither Ero nor Ero Copper may terminate this Agreement on the basis that, in the case of Ero, Ero Copper is a Defaulting Party, and in the case of Ero Copper, Ero is a Defaulting Party.

(2)	If Vale, acting reasonably, considers that Ero or Ero Copper:

(a)	has failed to comply with any Anti-Corruption Laws, Anti-Money Laundering or Sanctions;

(b)	in connection with the Assets or this Agreement, is in default or has committed a breach of any applicable conflict of interest Applicable Laws and the defaulting Party fails to remedy such default or breach within 10 days after receipt of notice of such default or breach (provided such breach is capable of being cured); or

(c)	in connection with the Assets or this Agreement, is in default or has committed a breach of any of the Vale Policies and the defaulting Party fails to remedy such default or breach within 20 days after receipt of notice of such default or breach (provided such breach is capable of being cured), then the non-defaulting Party may terminate this Agreement by giving the defaulting Party written notice of such termination. In the event of any of the foregoing, the defaulting Party shall fully cooperate with any audit or investigation conducted by the non-defaulting Party or its Representatives, including but not limited to providing any records, or attending any interviews, requested by the non-defaulting Party or its Representatives.

[REDACTED COPY]

12.03	Effect of Termination

(1)          Notwithstanding the termination of this Agreement (the date of such termination, the “Termination Date”):

(a)	unless the Earn-in Option, a Vale Put Option or the Ero Call Option pursuant to Section 3.08(2)(b) is exercised, or unless otherwise agreed to in writing by Vale, Ero will:

(i)	promptly following the Termination Date Transfer all maps, drill core, assays, geological, other technical reports or other records, information, data and documents obtained and/or produced pursuant to the Operations performed by Ero in relation to the Assets, and all environmental licences and permits (and any other Mineral Rights) obtained by Ero (in Ero’s own name) in relation to the Assets to the extent such Transfer is legally permissible, and all agreements with landowners entered into by Ero (in Ero’s own name) in relation to the Assets, free of any Encumbrances other than Permitted Encumbrances, for no compensation, indemnity or cost reimbursement (other than as provided in Section 5.03) and, except as set out herein, Ero will not be entitled to any reimbursement of costs that it has incurred under this Agreement up to the Termination Date;

(ii)	remove from the Project Area any temporary structures, plant, equipment, machinery, tools, appliances and supplies belonging to Ero within 90 days after the Termination Date;

(iii)	leave the Mineral Properties and the Project Area:

(A)	free and clear of all Encumbrances, other than Permitted Encumbrances and except liens for Taxes not yet due, other inchoate liens and liens contested in good faith by Ero;

(B)	in a safe and orderly condition;

(C)	in compliance in all material respects with all reclamation obligations arising as a result of Operations conducted on the Mineral Properties and the Project Area, and use reasonable efforts to ensure that the Mineral Properties and the Project Area are materially restored to the state described in the Baseline Study completed in accordance with Section 4.04, and otherwise in accordance with applicable Environmental Laws and Vale Policies, to the extent that any deviations from the Baseline Study are attributable to Ero’s Operations; and

[REDACTED COPY]

(D)	deliver to Vale, within 30 days after the Termination Date, a report that contains a detailed summary of the results of all Operations carried out since the most recently delivered report by the Operator to Vale pursuant to Section 4.03(2);

(b)	if the Earn-in Option is not exercised, Ero will not acquire the Earn-in Interest;

(c)	Ero shall have no obligations to satisfy any further Earn-in Requirements and Ero shall have no further obligations or liabilities pursuant to this Agreement except those obligations and liabilities described in Section 14.07, as may be applicable; provided that if the Agreement is terminated pursuant to Sections 12.01(a), 12.01(b), 12.01(m) or 12.01(o) and if at that time Ero has not completed at least 28,000 metres of drilling as contemplated in the Phase 1 Earn-in Requirements prior to the Termination Date, then Ero shall be required to compensate Vale for the unsatisfied portion of the foregoing drilling meterage (except, in the case of Sections 12.01(a) and 12.01(b), if Ero’s failure to complete such drilling meterage is a result of Ero’s failure to obtain access to the Mineral Properties due to the existence of resettlement programs or agrarian reform settlements therein after using commercially reasonable efforts to obtain such access) by paying to Vale an amount equal to:

(i)	28,000 metres less the number of metres of drilling completed by Ero as at the Termination Date;

multiplied by

(ii)	the cost per metre of drilling based on the most recent drilling invoice paid by Ero in connection with Phase 1; and

(d)	the indemnities contained in Article 8 and the obligations of the Parties pursuant to Article 10 shall continue as set forth therein and all other provisions referred to in Section 14.07 will remain in full force and effect.

(2)          Termination of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of a Party prior to such termination.

ARTICLE 13 – NOTICE

Each notice, demand or other communication required or permitted to be given under this Agreement will be in writing and will be personally delivered or sent by electronic mail or some other similar form of electronic communications addressed as follows:

(a)	If to Vale at: Salobo Metais S.A.

c/o Vale Base Metals Limited

200 Bay Street, South Tower – Suite 1500

Toronto, Ontario

Attention: [Redacted - personal information]

Email: [Redacted - personal information]

[REDACTED COPY]

With a copy of any notice related to any dispute hereunder to:

McCarthy Tétrault LLP

Suite 5300, TD Bank Tower

Box 48, 66 Wellington Street West

Toronto, Ontario, Canada M5K 1E6

Attention: [Redacted - personal information]

Email: [Redacted - personal information]

If to Ero or Ero Copper, at:

Ero Copper Corp.

1050 – 652 Howe Street

Vancouver, British Columbia

V6C 2T6

Attention: [Redacted - personal information]

Email: [Redacted - personal information]

With a copy of any notice related to any dispute hereunder to:

Blake, Cassels & Graydon LLP

1133 Melville Street

Suite 3500, The Stack

Vancouver, British Columbia, V6E 4E5

Attention: [Redacted - personal information]

Email: [Redacted - personal information]

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any Party to the other Party. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the Party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication.

ARTICLE 14 – GENERAL

14.01	No Partnership etc.

This Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Assets and no partnership, agency relationship or fiduciary relationship between the Parties is created.

[REDACTED COPY]

14.02	Parties’ Rights to Conduct Other Business

Each Party shall devote such time as may be required to fulfill any obligation assumed by it hereunder but, during the term of this Agreement:

(a)	the Parties and their respective Affiliates shall be free to engage in any business or other activity, whether or not competitive with the activities of the other Parties, and whether or not such business activity or acquisition is a result of reviewing the information obtained in connection with this Agreement, and in particular, subject to Section 6.01, this Agreement may not be construed to prevent a Party from acquiring any mineral rights or interests therein, real property rights, water rights, or other associated rights;

(b)	no Party shall be under any fiduciary or other obligation to any other Party which shall prevent or impede such Party from participating in, or enjoying the benefits of, competing endeavours of a nature similar to the business or activity undertaken by the Parties hereunder; and

(c)	the legal doctrines of “corporate opportunity” or “business opportunity” sometimes applied to persons occupying a relationship similar to that of the Parties shall not apply with respect to participation by any Party in any business activity or endeavour outside of this Agreement, and, without implied limitation, a Party shall not be accountable to the others for participation in any such business activity or endeavour outside of this Agreement which is in direct competition with the business or activity undertaken by the Parties under this Agreement.

14.03	Compliance and Sanctions

(1)          None of the Parties, nor its or their respective Representatives, nor any other Person acting on its or their behalf, has or shall: (a) offer, promise, pay, authorize, or take any act in furtherance of any offer, promise, payment or authorization of payment of anything of value to any Person of Concern for the purpose of securing any action or inaction or a decision of a Government Official(s), influence over any action or inaction of a Government Official(s), or an improper advantage; or (b) take any action, directly or indirectly, that is otherwise inconsistent with or prohibited by the substantive prohibitions or requirements of any of the Anti-Corruption Laws, the Anti-Money Laundering Laws or the Sanctions, in connection with any matter relating to this Agreement.

(2)          In the performance of its obligations under this Agreement, each Party shall, and shall cause its Affiliates and its and their respective Representatives, and other Persons acting on its or their behalf, to (a) comply with Anti-Corruption Laws, Anti-Money Laundering Laws and the Sanctions and all related Applicable Laws, including not offering, promising, paying, authorizing, or taking any act in furtherance of any offer, promise, payment or authorization of payment of anything of value to any Person of Concern for the purpose of securing any action or inaction or a decision of a Government Official(s), influence over any action or inaction or a decision of a Government Official(s), or an improper advantage; and (b) take no action, directly or indirectly, otherwise inconsistent with or prohibited by the substantive prohibitions or requirements of any of the Anti-Corruption Laws, the Anti-Money Laundering Laws or the Sanctions, in connection with any matter relating to this Agreement.

[REDACTED COPY]

(3)          No Party shall, nor shall it permit any of its Affiliates to, become a Sanctioned Person, nor shall any Party permit any Person that Controls such Party to become a Sanctioned Person.

(4)          No Party has or shall, directly or indirectly, deal in property owned, controlled, or held by a Sanctioned Person or engaged in any other dealing or transaction with a Sanctioned Person.

(5)          No Party is located, organized or a resident within, or doing business or operating from a country or territory that is, or whose government is, the subject of Sanctions Laws which would prohibit a person or entity resident in or a national of Canada, the United States, the United Kingdom, or the European Union from doing business with or in that jurisdiction (for example, and without limited the foregoing, the Crimea Region of Ukraine).

(6)          Each Party hereby covenants that in the performance of its obligations under this Section 14.03, it shall take steps to, and to cause its Affiliates and its and their respective Representatives to, implement and maintain, while this Agreement is in effect, policies and procedures designed to ensure compliance with all Applicable Laws, including, for greater certainty, the Anti-Corruption Laws, the Anti-Money Laundering Laws and the Sanctions.

14.04	Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto and supersedes and replaces any other agreement, arrangement or understandings, whether oral or written, express or implied, statutory or otherwise heretofore existing between the Parties in respect of the subject matter of this Agreement, including, for greater certainty the confidentiality agreement dated January 20, 2022 between the Parties (or their Affiliates) and the term sheet dated October 30, 2023 between Vale and Ero. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement. In the event of any conflict between this Agreement and any Schedule attached hereto, the terms of this Agreement shall be controlling.

14.05	Amendment

No modification, variation or amendment of this Agreement is of any force unless it is in writing and has been signed by each of the Parties.

14.06	No Waiver of Breaches

No consent or waiver expressed or implied by any Party in respect of any breach or default by the other Party in the performance by such other Party of its obligations hereunder will be deemed or construed to be a consent to or a waiver of any other breach or default.

14.07	Survival

Section 1.10 (Governing Law), Section 2.03 (Survival of Representations and Warranties), Article 8 (Indemnification), Article 10 (Confidential Information), Article 11 (Dispute Resolution), Article 12 (Termination), Section 14.07 (Survival) and Section 14.08 (Special Remedies) and all limitations of liability and rights accrued prior to completion, termination, or expiration of this Agreement shall not merge on completion, termination, or expiration of this Agreement, but shall continue in full force and effect after any termination or expiration of this Agreement as shall any other provision of this Agreement which expressly or by implication from its nature is intended to survive the termination or expiration of this Agreement.

[REDACTED COPY]

14.08	Special Remedies

Each of the Parties agrees that its failure to comply with the covenants and restrictions set out in Section 3.07, 4.02, Article 5 and Article 10 would constitute an injury and damage to the other Party impossible to measure monetarily and, in the event of any such failure, the other Party will, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing the provisions of Section 3.07, 4.02, Article 5 and Article 10, as the case may be, and any Party intending to breach the provisions of Section 3.07, 4.02, Article 5 and Article 10 hereby waives any defence it may have in law to such injunctive or equitable relief.

14.09	Remedies Cumulative

The rights and remedies of the Parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled.

14.10	No Third Party Beneficiaries

This Agreement is for the sole benefit of the Parties, and no other Person, including any creditor of any Party, is intended to be a beneficiary of this Agreement or shall have any rights hereunder (other than in respect of a Vale Indemnified Person or Ero Indemnified Person, as applicable).

14.11	Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Parties.

14.12	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and same instrument.

14.13	Electronic Signature

The Parties agree that this Agreement may be signed electronically by the Parties, pursuant to Provisional Measure No. 2200-2, of August 24, 2001. The Parties also expressly agree and recognize as valid and enforceable the terms and conditions agreed in electronic format and the electronic signatures made through the DocuSign or other similar electronic platform, even if the signatories do not apply authentication of ICP-Brasil, pursuant to Article 10, §2, of Provisional Measure No. 2200-2, of August 24, 2001. If any Party electronically signs this Agreement in a different location, the place of execution of this Agreement is, for all purposes, the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, and the date of signature is the Effective Date.

[REDACTED COPY]

[Signature page follows]

IN WITNESS WHEREOF the Parties, along with the undersigned witnesses, have executed this Agreement on the Effective Date.

SALOBO METAIS S.A.

By: (signed) - "signed"

Name: [Redacted - personal information]

Title:

ERO BRASIL PARTICIPAÇÕES II LTDA

By: (signed) - "signed"

Name: [Redacted - personal information]

Title:

By: (signed) - "signed"

Name: [Redacted - personal information]

Title:

ERO COPPER CORP.

By: (signed) - "signed"

Name: [Redacted - personal information]

Title:

Witnesses:

(signed) - "signed"	(signed) - "signed"
Name: [Redacted - personal information]	Name: [Redacted - personal information]
ID Number:	ID Number:

[Signature Page to Earn-in Agreement]

[REDACTED COPY]

SCHEDULE A

DESCRIPTION OF THE MINERAL PROPERTIES

580000
600000
620000
9340000
N
Valentin Serra Village
850139
Furnas (Cu/Au)
856384
Marabá
Parauapebas
Parauapebas river
Igarapé Gelado
Carajás National Forest
N4 (Fe)
N5 (Fe)
Carajás Village
Parauapebas
LEGEND
Deposits
hydrography
Mine Plant
Cities and villages
Municipal limits
Road
Railway
National Forest
Environmental Protection Area
0
5
10
Km
SAD 1969 UTM Zone 22S

LOCATION MAP - FURNAS DEPOSIT

VALE

[REDACTED COPY]

SCHEDULE B

INTERNATIONAL STANDARDS FOR DFS

Any capitalized terms used in this Schedule B and not defined shall have the meaning ascribed to such terms in the Agreement to which this Schedule B is attached.

The DFS shall be in form and substance sufficient for presentation to arm’s length institutional lenders considering project financing, demonstrating the commercial and technical feasibility of mining and producing a commercially saleable Product in significant quantities. Such study shall include: (A) an estimate of ore reserves; (B) a description of the suggested methods of breaking, haulage and extraction; (C) a description of proposed processing and waste disposal; (D) an economic evaluation including an estimate of the capital expenditure requirements and operating costs and a comparative analysis of the effect of various assumptions, financing costs, operating costs and taxation; and (E) an estimate of operating levels, environmental costs, shutdown and reclamation costs. The minimum content of the DFS shall include the following sections:

(a)	Geology and Resource Estimation. This section shall primarily identify the amount of geological reserves and demonstrate the scientific and technical credibility of the predictions. It will include the following:

(i)	the basic geology of the site and the area;

(ii)	an extensive examination of the drilling program;

(iii)	assaying and sample preparation, including methodology;

(iv)	the mineralized occurrence and distribution;

(v)	the geological resource estimate, resource conclusions, and modeling; and

(vi)	the exploration potential for the project.

(b)	Mining Analysis. This section shall analyze the following:

(i)	the ore reserve estimates including the reserve parameters and cut-off grades;

(ii)	the mine design parameters;

(iii)	the production schedules, grade control and locations of the dumps and stockpiles; if appropriate, the analysis of contract mining;

(iv)	results of ore amenability tests (if any);

(v)	the part of the project to be covered by the proposed mine; and

(vi)	complete description of any associated mineral beneficiation process facilities required for the upgrading or beneficiation for the mined ore to provide a commercially saleable product.

(c)	Infrastructure. This section shall include detailed analysis of the various infrastructures needed for the mining operation, including power, process water, roads, rail, ports or other transportation systems, potable water, communications, storage (including final Product storage), supply, etc.

[REDACTED COPY]

(d)	Management. This section shall deal with the management organizational structure, the various occupational health and safety issues, the services supplied by contractors, etc.

(e)	Legal/Environmental Aspects. This section shall analyze the title Summary and Recommendations to the property, the surface, the various covenants and insurance issues, the environmental parameters and costs, and the various cultural and social issues concerning the construction and operation, as well as the other environmental impacts.

(f)	Taxation/Royalties. This section shall analyze the various governmental costs including taxation, import/export duties, and other governmental direct or indirect costs and any private royalties.

(g)	Capital Costs and Project Implementation. This section shall provide an in-depth analysis of the capital items including pre-construction, construction, equipping, and capital replacement predictions.

(h)	Operating Costs. This section shall estimate the operating costs and identify the procedures used to estimate operating costs.

(i)	Financial. This section shall analyze the basic project economics and this shall assume a commodity price and likely contains various Net Present Value calculations and Discounted Cash Flow Return On Investment (DCFROI) and Internal Rate of Return analyses.

[REDACTED COPY]

SCHEDULE C

COOPERATION AGREEMENT

See attached.

[REDACTED COPY]

ACORDO DE COOPERAÇÃO TÉCNICA	TECHNICAL COOPERATION AGREEMENT

SALOBO METAIS S.A., sociedade anônima de capital fechado, com sede na Praia de Botafogo, 186, sala 1601, Botafogo, Rio de Janeiro/RJ, inscrita no CNPJ/MF sob o nº 33.931.478/0001-94, neste ato representada na forma de seu Estatuto Social por seus representantes abaixo assinados, doravante denominada “SALOBO”;	SALOBO METAIS S.A., a privately held corporation, headquartered at Praia de Botafogo, 186, sala 1601, Botafogo, Rio de Janeiro/RJ, registered with the CNPJ/MF under No. 33.931.478/0001-94, hereby represented in the form of its Bylaws by its undersigned representatives, hereinafter referred to as “SALOBO”;
e, de outro lado,	and, on the other side,

ERO BRASIL PARTICIPAÇÕES II LTDA.,

com sede na Rua Surubim, nº 577, conj. 63, Cidade Monções, São Paulo/SP, inscrita no CNPJ/MF sob o nº 49.237.856/0001-74, neste ato representada na forma de seu estatuto social por seus representantes legais abaixo assinados, doravante designada “ERO”;

ERO BRASIL PARTICIPAÇÕES II LTDA.,

headquartered at Rua Surubim, nº 577, conj. 63, Cidade Monções, São Paulo/SP, registered with the CNPJ/MF under No. 49.237.856/0001-74, hereby represented in the form of its bylaws by its undersigned legal representatives, hereinafter referred to as “ERO”;

SALOBO e ERO, quando referidas em conjunto, serão denominadas como “Partes” e individualmente como “Parte”.	SALOBO and ERO, when jointly referred, will be named as “Parties” and individually as “Party”.

CONSIDERANDO QUE:	WHEREAS:
A. A SALOBO (na qualidade de incorporadora da Vale Metais Básicos S.A.) é titular dos direitos minerários que tramitam perante a Agência Nacional de Mineração (“ANM”) sob os processos administrativos de nº 850.139/1995 e 856.384/1996 (“Direitos Minerários”);	A. SALOBO (as legal successor of Vale Metais Básicos S.A. by incorporation) is the holder of the mineral rights before the National Mining Agency (“ANM”) under administrative proceedings No. 850.139/1995 and 856.384/1996 (“Mineral Rights”);

B.                     Em de julho de 2024, a SALOBO e a ERO celebraram um “EARN-IN AGREEMENT” (“Contrato de Earn-in”), cujo objeto é a concessão pela SALOBO da opção para a ERO adquirir uma participação societária em uma eventual Joint Venture (“JV”) a ser constituída entre as Partes para a pesquisa e desenvolvimento dos Direitos Minerários;

C.                      Nos termos do Contrato de Earn-in, a ERO será responsável por providenciar a obtenção das licenças ambientais e

B.                     On July , 2024, SALOBO and ERO entered into an “EARN-IN AGREEMENT” (“Earn-in Agreement”), which object is the granting of a call option by SALOBO in favor of ERO for the acquisition of an equity interest in a possible Joint Venture (“JV”) to be constituted between the Parties for the exploration and development of the Mineral Rights;

C.                     Under the terms of the Earn-in Agreement, ERO will be responsible for

[REDACTED COPY]

autorizações necessárias perante os órgãos governamentais competentes, bem como por conduzir eventuais negociações com os superficiários (proprietários ou posseiros das terras sobre as quais os Direitos Minerários interferem) (“Superficiários”) para obtenção de autorização de acesso à área;	obtaining the necessary environmental licenses and permits from the competent governmental agencies, as well as for conducting any negotiations with the relevant landowners (owners and/or possessors of the lands on which the Mineral Rights interfere) (“Landowners”) to obtain authorization for access to the area;

ISTO POSTO, RESOLVEM as Partes, em caráter irrevogável e irretratável, celebrar o presente Acordo de Cooperação Técnica (“Acordo”), na forma e condições abaixo:	THEREFORE, the Parties, irrevocably and irreversibly, enter into this Technical Cooperation Agreement (“Agreement”), in the form and under the following conditions:
1) Durante a vigência deste Acordo, a SALOBO autoriza a ERO, com exclusividade, em nome da própria ERO, às suas próprias expensas e risco e agindo no melhor interesse da Salobo na qualidade de titular dos Direitos Minerários, a (i) ingressar na área dos Direitos Minerários para realização de trabalhos de pesquisa para avaliação do potencial da área dos Direitos Minerários para desenvolvê-los e explorá-los, (ii) tomar as providências necessárias (inclusive requerer) as licenças ambientais e autorizações necessárias para as atividades a serem desenvolvidas na área dos Direitos Minerários, e (iii) promover as negociações que se fizerem necessárias com os Superficiários para fins de acesso à propriedade superficiária (“Trabalhos Autorizados”).	1) During the term of this Agreement, SALOBO authorizes ERO, exclusively, in ERO’s name, at its sole expense and risk and acting in SALOBO’s best interest as the holder of the Mineral Rights, (i) access the area of the Mineral Rights in order to carry out research for the evaluation of the potential of the area of the Mineral Rights for development and exploration, (ii) take all the necessary measures (including to apply for) the environmental licenses and permits required for the activities to be developed in the area of the Mineral Rights, and (iii) negotiate with the relevant Landowners for purposes of accessing such real estate (“Authorized Works”).

2) Para fins de condução dos Trabalhos Autorizados, a SALOBO confere autorização à ERO para que esta, em nome da própria ERO e agindo no melhor interesse da Salobo enquanto titular dos Direitos Minerários, atue perante terceiros e autoridades públicas e órgãos na esfera federal, estadual e municipal, incluindo, mas não se limitando: (i) a Agência Nacional de Mineração – ANM; (ii) a Secretaria de Estado de Meio Ambiente e Sustentabilidade

2) For the purpose of conducting the Authorized Works, SALOBO authorizes ERO to, in ERO’s name acting in SALOBO’s best interest as the holder of the Mineral Rights, act before third parties and with public authorities and agencies at the federal, state and municipal levels, including, but not limited to: (i) the National Mining Agency – ANM; (ii) the State Secretariat for the Environment and

Sustainability of Pará – SEMAS/PA; (iii) the

[REDACTED COPY]

do Pará – SEMAS/PA; (iii) ao Instituto Chico Mendes de Conservação da Biodiversidade – ICMBio; (iv) ao Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA; (v) a Agência Nacional de Águas – ANA; (vi) o Instituto Nacional de Colonização e Reforma Agrária – INCRA; (vii) o Instituto do Patrimônio Histórico e Artístico Nacional – IPHAN; e (viii) o Ministério das Minas e Energia

- MME, para fins de licenciamento, inclusive ambiental, da atividade de pesquisa na área correspondente aos Direitos Minerários.

Chico Mendes Institute for Biodiversity Conservation – ICMBio; (iv) the Brazilian Institute of the Environment and Renewable Natural Resources – IBAMA; (v) the National Water Agency – ANA; (vi) the National Institute of Colonization and Agrarian Reform – INCRA;

(vii) the National Institute of Historical and Artistic Heritage – IPHAN; and (viii) the Ministry of Mines and Energy - MME, for licensing, including environmental licensing, of exploration works in the area corresponding to the Mineral Rights.

3) A ERO compromete-se a realizar os Trabalhos Autorizados e a adotar todas as medidas necessárias à sua boa execução, aplicando recursos financeiros que se fizerem necessários à condução dos Trabalhos Autorizados na área dos Direitos Minerários e disponibilizando mão-de-obra, equipamentos e procedimentos, tudo em conformidade com as Boas Práticas de Mineração e os demais requisitos do Artigo 4 do Contrato de Earn-in.	3) ERO undertakes to carry out the Authorized Works and to adopt all the necessary measures for its proper execution, applying financial resources that are necessary to conduct the Authorized Works in the Mineral Rights area and providing labor, equipment and procedures, all in accordance with Good Mining Practice and the other requirements of Article 4 of the Earn-in Agreement.

4) A ERO se compromete, ainda, a (i) cumprir as leis aplicáveis aos Trabalhos Autorizados, especialmente as relacionadas com o meio ambiente e à mineração; (ii) arcar com todos os riscos, despesas e custos incorridos com a obtenção de licenças e permissões necessárias à condução dos Trabalhos Autorizados, incluindo a negociação com superficiários e demais providências de acesso à área dos Direitos Minerários; (iii) cooperar com a SALOBO para responder qualquer solicitação referente aos Direitos Minerários formulada por qualquer autoridade governamental, desde que e na medida em que possua informações ou documentos que possam auxiliar a SALOBO em tal tarefa; e (iv) indenizar a SALOBO de acordo com a Seção

8.01 do Contrato de Earn-in.

4) ERO undertakes also to (i) comply with applicable laws relating to the Authorized Works, especially those related to the environment and mining; (ii) bear all the risks, expenses and costs incurred in obtaining licenses and permits necessary to conduct the Authorized Works, including negotiation with Landowners and other access arrangements to the area of the Mineral Rights; (iii) cooperate with SALOBO to respond to any request regarding the Mineral Rights made by any governmental authority, provided that and to the extent that it has information or documents that may assist SALOBO in such task; and (iv) indemnify SALOBO in accordance with Section

8.01 of the Earn-in Agreement.

5) Se este Acordo for rescindido em conformidade com seus termos, as obrigações da ERO com relação à retirada da área dos Direitos Minerários serão regidas pela Seção 12.03 do Contrato de Earn-in.

5) If this Agreement is terminated in accordance with its terms, ERO’s obligations with respect to withdrawing from the site of the Mineral Rights shall be governed by Section

12.03 of the Earn-in Agreement.

[REDACTED COPY]

6) A ERO manterá a SALOBO informada quanto ao andamento dos Trabalhos Autorizados e de seus resultados, conforme previsto no Contrato de Earn-in, bem como acerca de quaisquer outros assuntos relacionados aos Trabalhos Autorizados conforme contemplado no Artigo 4 do Contrato de Earn-in.	6) ERO will keep SALOBO informed of the progress of the Authorized Works and their results, as provided for in the Earn-in Agreement, as well as of any other matters related to the Authorized Works as contemplated in Article 4 of the Earn-in Agreement.
7) Este Acordo não será modificado, total ou parcialmente, a não ser com o mútuo consentimento das Partes registrado em documento por escrito.	7) This Agreement shall not be modified, in whole or in part, except with the mutual consent of the Parties in writing.
8) As Partes reconhecem que este Acordo não implica a transferência ou cessão do Direitos Minerários, total ou parcialmente.	8) The Parties acknowledge that this Agreement does not imply the transfer or assignment of the Mineral Rights, in whole or in part.
9) Este Acordo é válido durante o “Earn-in Period”, conforme definido no Contrato de Earn-in, sendo que, em caso de resolução do referido Contrato de Earn-in, este Acordo estará automaticamente rescindido.	9) This Agreement is valid for the duration of the “Earn-in Period” as defined in the Earn-in Agreement, provided that, in the event of termination of such Earn-in Agreement, this Agreement will be automatically terminated.
10) Este Acordo obriga aos seus signatários e sucessores, podendo ser prorrogado mediante mútuo consentimento das Partes.	10) This Agreement is binding on its signatories and successors and may be extended by mutual consent of the Parties.
11) Nenhuma das Partes poderá ceder este Acordo sem o consentimento expresso da outra, salvo se em conexão com uma cessão do Contrato de Earn-in, conforme permitido de acordo com o Artigo 5 do Contrato de Earn-in.	11) Neither Party may assign this Agreement without the express consent of the other, except in connection with an assignment of the Earn-in Agreement as permitted pursuant to Article 5 of the Earn-in Agreement.
12) Os termos e expressões que se iniciam em letras maiúsculas utilizados neste Acordo, mas aqui não definidos, possuem os significados a eles atribuídos no Contrato de Earn-in.	12) Capitalized terms and expressions used in this Agreement, but not defined herein, have the meanings ascribed to them in the Earn-in Agreement.

13) Este Acordo foi redigido nos idiomas inglês e português. Em caso de conflito entre as versões em português e inglês, a versão em português prevalecerá. A versão em português deverá ser usada perante qualquer autoridade

13) This Agreement has been drafted in both Portuguese and English languages. In case of a conflict between the Portuguese and the English versions, the Portuguese version shall prevail. The Portuguese version shall be

[REDACTED COPY]

governamental brasileira (incluindo qualquer corte brasileira ou registro público).	used before any Brazilian governmental authority (including any Brazilian court or public register).
14) Este Acordo deve ser interpretado à luz do Contrato de Earn-in, cujas disposições são integralmente aplicáveis a este Acordo, incluindo aquelas relativas a disposições sobre confidencialidade. Caso haja conflito entre o disposto neste Acordo e o Contrato de Earn-in, as disposições do Contrato de Earn-in deverão prevalecer.	14) This Agreement shall be construed in light of the Earn-in Agreement, the provisions of which are fully applicable to this Agreement, including those related to confidentiality provisions. In the event of a conflict between the provisions of this Agreement and the Earn-in Agreement, the provisions of the Earn-in Agreement shall prevail.
15) Este Acordo é regido pelas leis da República Federativa do Brasil. As Partes buscarão resolver amigavelmente quaisquer reivindicações, controvérsias, desacordo ou disputa entre elas decorrentes ou relacionadas a este Contrato, por meio de encaminhamento aos níveis hierárquicos superiores das respectivas administrações das Partes no prazo de 15 dias úteis a partir da primeira tentativa das Partes de resolver tal disputa. Se não houver resolução amigável da disputa e mesmo antes do vencimento do prazo estabelecido acima, então qualquer disputa deverá ser resolvida por arbitragem, a ser administrada pelo Centro de Arbitragem e Mediação da Câmara de Comércio Brasil-Canadá em conformidade com o Regulamento de Arbitragem então em vigor, com a Lei 9.307/96 e com as regras previstas no Contrato de Earn-in.	15) This Agreement shall be governed by the laws of the Federative Republic of Brazil. The Parties shall attempt to resolve amicably any claims, controversies, failure to agree, disagreement or dispute between them arising under or related to this Agreement, by referral to successively higher levels of the Parties’ respective managements within 15 Business Days of the Parties’ first attempt to resolve such dispute. If there is no amicable resolution of the dispute and even before the expiration of the time limit established above, then any such dispute shall be submitted to arbitration, to be administered by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in accordance with its Rules of Arbitration then in effect, with Law 9,307/96 and with the provisions of the Earn-in Agreement.
E por estarem assim justos e contratados, assinam o presente Acordo em duas vias de igual teor e forma, com duas testemunhas abaixo, presentes a tudo. Rio de Janeiro, ___ de julho de 2024.	And because they are thus just and contracted, they sign this Agreement in two copies of the same content and form, with two witnesses below, present at all. Rio de Janeiro, July ___, 2024.

[Restante da página intencionalmente deixado em branco]

[Página de Assinaturas a seguir]

[REDACTED COPY]

[Página de assinaturas do Acordo de Cooperação Técnica, celebrado entre Salobo Metais S.A. e Ero Brasil Participações II Ltda. em de julho de 2024]	[Signature page of the Technical Cooperation Agreement, entered into by Salobo Metais S.A. and Ero Brasil Participações II Ltda. on July , 2024]

SALOBO METAIS S.A.
Nome/Name: Cargo/Position:

ERO BRASIL PARTICIPAÇÕES II LTDA.	ERO BRASIL PARTICIPAÇÕES II LTDA.
Nome/Name: Cargo/Position:	Nome/Name: Cargo/Position:

TESTEMUNHAS:

Nome/Name: CPF/Id.:	Nome/Name: CPF/Id.:

[REDACTED COPY]

SCHEDULE D

HISTORICAL COSTS

[Redacted - commercially sensitive]

[REDACTED COPY]

SCHEDULE E

JV TERMS

See attached.

[REDACTED COPY]

JV TERMS

1. Definitions and Section References:

Capitalized terms used but not defined in this Schedule E shall have the meanings given to such terms in the Earn-in Agreement to which this Schedule E is attached (the “Agreement”). Any term having a capitalized first letter and defined in both the Agreement and this Schedule E shall have the meaning ascribed to that term in the document in which it is used. Unless the context otherwise requires, in this Schedule E:

(a)      “Costs” shall be defined in the JVSA to include costs, charges and expenses whatsoever with respect to the activities of the JV Company, actually incurred or chargeable directly by the Operator in connection with Operations in accordance with the JVSA, including, costs relating to construction, Exploration, production and expansion of the Mineral Properties;

(b)      “Ero Change of Control” means, with respect to Ero Copper:

(i)         a transaction that would result in the acquisition by any Person (other than a Permitted Affiliate of Ero) of:

(A)      assets of Ero Copper and its subsidiaries, the FMV of which assets, in the aggregate, constitute 50% or more of the FMV of the consolidated assets of Ero Copper (other than, for greater certainty, any transaction which falls within the definition of an Indirect Transfer); or

(B)      voting or equity securities of Ero Copper where those securities, together with such Person’s other securities or the securities of any other Persons acting jointly or in concert with such Person, constitute, in the aggregate, 31% or more of the outstanding voting or equity securities of Ero Copper;

(ii)       a transaction that would result in the acquisition by any Person of an indirect interest in and to the JVSA, the Assets or the JV Company through an acquisition of a direct or indirect interest in any of Ero’s Permitted Affiliates where such acquisition would result in Ero Copper no longer directly or indirectly holding more than 50% of the voting or equity securities of any Permitted Affiliate that directly or indirectly owns Ero’s Ownership Interest and interest in and to this Agreement, the Assets or the JV Company (other than, for greater certainty, any transaction which falls within the definition of an Indirect Transfer); or

(iii)      an amalgamation, consolidation, merger or combination as a result of which the Person(s) who were holders of equity securities of Ero Copper immediately prior to such transaction cease to hold a majority of the equity securities of Ero Copper; and

(c)       “Indirect Transfer” means, in reference to a Party, the acquisition by any Person of an indirect interest in and to the JVSA, the Assets or the JV Company through an acquisition of a direct or indirect interest in such Party, excluding, for greater certainty:

(i)         where such Person acquires an indirect interest in the JVSA, the Assets or the JV Company solely through its acquisition of an interest in the securities of Ero Copper or Vale S.A. or, following the VBML Transfer, VBML, as applicable;

[REDACTED COPY]

(ii)       any Encumbrance of a Party’s Ownership Interest that is otherwise permitted by the JVSA and which is granted in accordance with and subject to the terms of the JVSA; or

(iii)      where such Person acquires such an indirect interest as part of its acquisition of certain assets of such Party or its Affiliates and the value of the indirect interest in the JVSA, the Assets and the JV Company represents less than 30% of the overall value of the assets so acquired as part of that transaction, provided that, in the case of (iii) above, if the non-Transferring Party determines, acting reasonably and in good faith, that the value of such indirect interest being acquired represents 30% or more of the overall value of the assets being acquired as part of that transaction, such non-Transferring Party may request that such valuation be verified by an Appraiser.

All references to Sections and Schedules in this Schedule E refer to sections and schedules in this Schedule E, except as otherwise stated herein.

2. Form of Joint Venture:

The Joint Venture will take an incorporated form, conducted by way of the JV Company.

As of the JV Formation Date, the shareholders of the JV Company will be Ero and Vale (collectively the “Shareholders”, and each a “Shareholder”).

3. Representations and Warranties

The JVSA will include representations and warranties from Vale and the JV Company that:

(a)      except as set out in the BNDES Risk Agreement, the JV Company is the sole legal and beneficial owner of, and has good and marketable title to, the Assets, except for real property rights, free and clear of all Encumbrances, other than Permitted Encumbrances;

(b)      the JV Company is lawfully authorized to hold Mineral Rights in Brazil; and

(c)       to the extent exclusively relating to the BNDES Mineral Right, the JV Company is in material compliance with all of the terms and conditions of the BNDES Risk Agreement and has not received any notice of default under, nor is aware of any default by BNDES under, the BNDES Risk Agreement.

4. Committed Ownership Interest	If Vale elects pursuant to the terms of the Agreement a lower Ownership Interest than the contemplated 40% Ownership Interest, representing its stated funding commitment, subject to the Free Carry (the “Committed Ownership Interest”) then Vale will be deemed to have an initial Ownership Interest of 40% and such deemed Ownership Interest will be subject to dilution according to the formula set forth in Schedule A.
5. Obligation to Start Construction:

Once there has been a FID Approval and Ero has received the Earn-in Interest on the JV Formation Date, the JV Company will work diligently and in good faith to commence construction of a mine on the Mineral Properties within 24 months (or 36 months in the event that Vale elects the Negative FID Free Carry) of the JV Formation Date (the “Construction Deadline”).

Notwithstanding the foregoing, where the JV Company should be delayed in or prevented from commencing construction by the Construction Deadline by reason of:

(a) a force majeure event listed in Section 9.02 of the Agreement (a “Force Majeure Event”); or

[REDACTED COPY]

(b)      the inability of the JV Company or a Party to secure financing for the construction of a mine on the Mineral Properties on reasonable terms, provided that such failure is not a result of the actions or inactions of Ero or the JV Company, or

(c)       a delay for the number of days it takes the Operator to obtain a permit required for drilling/exploration/development/construction activities (but only in the circumstances that the Operator has used commercially reasonable efforts to obtain such permits, licenses, rights or authorizations, including by filing (or directing Vale, with reasonable advance notice, to file) timely and complete applications, where applicable or required), or a delay for the number of days it takes the Operator to obtain access to the Mineral Properties (but only in the circumstances that the Operator has used commercially reasonable efforts to obtain access to the Mineral Properties, including by obtaining an injunction or other court precautionary measure or a final court decision granting access to a part or all of the Mineral Properties),

(each, a “Construction Delay”), the Construction Deadline shall be extended by the total period of any such Construction Delay; provided that in the case of paragraph (b) above, the Construction Deadline shall only be extended for a maximum period of 12 months.

For the purposes hereof, “commencing construction” shall mean that at least 10% of the Costs (as defined below) contemplated by the Development Program and Budget have been deployed (including, but not limited to, Costs committed under contract) for the construction of a mine on the Mineral Properties within the 24 months (or 36 months in the event that Vale elects the Negative FID Free Carry) immediately after the JV Formation Date

In the event that the JV Company has not commenced construction by the Construction Deadline and subject to any Construction Delay, Vale shall have the right to acquire such portion of Ero’s Ownership Interest at 70% of FMV (which will be determined as set out below in Section 11 (Determination of FMV during Joint Venture)) that will result in Vale holding an aggregate of up to 100% of the Ownership Interests (the “Construction Commencement Right”). Following receipt of the cash payment equal to 70% of FMV of Ero’s Ownership Interest, Ero will take all commercially reasonable actions and steps as may be necessary to give effect to such Transfer.

Subject to any Construction Delays or the foregoing Construction Commencement Right, if the JV Company fails to complete greater than 60% of the construction work contemplated to be completed pursuant to the schedule set out in the Development Program and Budget for 12 consecutive months, Vale shall have the right to acquire such portion of Ero’s Ownership Interest at 70% of FMV (which will be determined as set out below in Section 11 (Determination of FMV during Joint Venture)) that will result in Vale holding an aggregate of up to 70% of the Ownership Interests (the “Construction Threshold Right”). Following receipt of the cash payment equal to 70% of FMV, Ero will take all commercially reasonable actions and steps as may be necessary to give effect to such Transfer.

6. Free Carry:	Ero will grant Vale a 11% free carry on Costs for the first US$1.0B of capital expenditure spent post FID Approval, and will further grant Vale a 5.5% free carry on Costs for the funding tranche between US$1.0B and US$2.0B (the “Free Carry”). The $0 to US$1.0B and US$1.0B to US$2.0B references in respect of the Free Carry are collectively referred to as the

[REDACTED COPY]

“Capital Expenditure Thresholds”. Beyond US$2.0B of capital expenditure as set out in approved Programs and Budgets, Vale will fund its proportionate share of Costs.

The Free Carry will apply to any initial capital and any future growth capital for expansion of the Mining capacity, but excluding, without limitation, any sustaining capital required for the Operations, capital required for Exploration, tailings expansion, optimization and debottlenecking initiatives in the mine and mill as well as any other capital associated with the extension of mine life, and capital required to satisfy asset retirement and reclamation obligations. For greater certainty, and without limitation, (i) capital associated with tailings expansion and the extension of mine life shall only be excluded to the extent that such capital does not constitute future growth capital for expansion of the Mining capacity and (ii) any capital expenditures which are undertaken for the purpose of developing a significant capital project or new mining project on the Mineral Properties will be considered future growth capital for expansion of the Mining capacity.

The Capital Expenditure Thresholds for determination of the Free Carry will be adjusted by US CPI with reference to month of the Effective Date. If the Capital Expenditure Thresholds (adjusted for US CPI) have not been reached within five years after the initial mill approved in the FID has been commissioned, additional US CPI adjustments to the Capital Expenditure Thresholds will cease at such time with the remaining Capital Expenditure Threshold being frozen at that point in time in nominal dollars.

The structure of the Free Carry shall be discussed by the Parties, taking into account tax, accounting, legal and other issues.

7. Negative FID Free Carry

If Vale elects the Negative FID Free Carry, then following such election: (i) each of the Construction Threshold Right, the Vale ROFR, the Vale Indirect Transfer Right, the JV Partial Interest Call Right (and Ero’s obligation to provide Vale with the JV CoC Notice) and the offtake rights in Section 33 (Copper Concentrate Offtake) shall immediately and automatically become non-enforceable provisions without further action by the Parties; (ii) Vale’s right in Section 10 (Repurchase Right in the Event of Material Breach) to acquire all but not less than all of Ero’s then Ownership Interest for cash consideration in an amount equal to 70% of the FMV of Ero’s then Ownership Interest shall automatically become non-enforceable without further action by the Parties when Vale’s Ownership Interest falls below 20%; and (iii) the JV Company’s obligations in Section 22 (Applicable Policies) to adopt policies, systems, standards, processes and guidelines that are consistent with the Vale Policies shall automatically become non-enforceable without further action by the Parties when Vale’s Ownership Interest falls below 20%; in each case, unless Vale exercises the Construction Commencement Right and elects to only acquire a portion of Ero’s Ownership Interests, in which case all such rights set out in (i) to

(iii) above shall again take effect and be subject to the prescribed terms associated with such rights as set out in this Schedule E and under the JVSA.

8. Business of Joint Venture:

The JV Company shall have the following purposes following the earn-in by Ero:

1.         to evaluate opportunities for, and to conduct Exploration on the Mineral Properties (or any part thereof);

2.         to undertake and/or complete appropriate studies in relation to the Mineral Properties or any part thereof;

[REDACTED COPY]

3.         to acquire properties required for the Operations;

4.         to evaluate opportunities for, and, if technically, economically and commercially feasible, to engage in Development and Mining of the Mineral Properties (or any part thereof);

5.         to engage in Operations on the Mineral Properties (or any part thereof);

6.         subject to Section 33 (Copper Concentrate Offtake) below, to engage in marketing and selling all ores, minerals, concentrates of minerals and other mineral products produced from the Mineral Properties (the “Products”);

7.         to dispose of properties comprising the Mineral Properties or any portion thereof;

8.         to perform any other activity necessary, appropriate, or incidental to any of the foregoing; and

9.         export and import of goods, machinery, equipment and supplies in connection with the foregoing activities,

including in respect of any Additional Properties acquired pursuant to the Area of Interest.

9. Transfer Restrictions/Right of First Refusal:

Either Party will be able to Transfer all or part of its interest in the JV Company to a Permitted Affiliate of such Party or undergo an Indirect Transfer to a Permitted Affiliate of such Party, without consent of the other Party.

Ero will not be able to Transfer all or any part of its Ownership Interest (other than to a Permitted Affiliate of Ero) or undergo an Indirect Transfer (other than to a Permitted Affiliate of Ero) prior to the achievement of at least 90% of the design capacity of the mill on the Mineral Properties, as approved pursuant to the FID Approval, for 12 consecutive months. Following such date:

(a)      any Transfer by Ero of all or part of Ero’s Ownership Interest (other than to a Permitted Affiliate of Ero) will be subject to the following:

(i)         if Vale’s Ownership Interest is equal to or greater than 30%, Vale shall have a right of first refusal over Ero’s Ownership Interest (the “Vale ROFR”); or

(ii)       if Vale’s Ownership Interest is below 30%, Vale shall not have a right of first refusal over Ero’s Ownership Interest, but Vale shall have a tag-along right in connection with any proposed Transfer by Ero of its Ownership Interest; provided that if Vale makes a Negative FID Free Carry election, such tag-along right shall apply from the date of such election even if Vale’s Ownership Interest is not below 30%; and

(b)      any Indirect Transfer of Ero (other than to a Permitted Affiliate of Ero) where the value of Ero’s Permitted Affiliate’s indirect interest in the JVSA, the Assets (including the Mineral Properties) and the JV Company represents 30% or more of the overall value of the assets so acquired as part of that transaction, then provided Vale’s Ownership Interest is equal to or greater than 30%, Vale will have the right to acquire all but not less than all of Ero’s then

Ownership Interest for cash consideration in an amount equal to 100% of the FMV of Ero’s then Ownership Interest (which will be

[REDACTED COPY]

determined as set out below in Section 11 (Determination of FMV during Joint Venture)) (the “Vale Indirect Transfer Right”).

During the term of the JVSA:

(a)      any Transfer by Vale of all or part of Vale’s Ownership Interest (other than to a Permitted Affiliate of Vale) will be subject to the following:

(i)         if Ero’s Ownership Interest is equal to or greater than 30%, provided that Vale’s Ownership Interest is equal to or greater than 30%, Ero shall have a right of first refusal over Vale’s Ownership Interest (“Ero ROFR”); or

(ii)       if Ero’s Ownership Interest is below 30%, Ero shall not have a right of first refusal over Vale’s Ownership Interest, but Ero shall have a tag-along right in connection with any proposed Transfer by Vale of its Ownership Interest; and

(b)      any Indirect Transfer of Vale (other than to a Permitted Affiliate of Vale) where the value of Vale’s indirect interest in the JVSA, the Assets (including the Mineral Properties) and the JV Company represents 30% or more of the overall value of the assets so acquired as part of that transaction, then provided Ero’s Ownership Interest is equal to or greater than 30%, Ero will have the right to acquire all but not less than all of Vale’s then Ownership Interest for cash consideration in an amount equal to 100% of the FMV of Vale’s then Ownership Interest (which will be determined as set out below in Section 11 (Determination of FMV during Joint Venture)) (the “Ero Indirect Transfer Right”).

In the event that Vale Transfers (including by way of an Indirect Transfer)

(x) all of its Ownership Interest or (y) part of its Ownership Interest, such that following such partial Transfer, Vale’s direct or indirect Ownership Interest is less than 30%, in each case other than to a Permitted Affiliate of Vale, Vale’s JV Partial Interest Call Right (as defined below) will automatically become a non-enforceable provision without further action by the Parties. For greater certainty, in no event will the JV Partial Interest Call Right be exercisable by any Third Party to which Vale has Transferred all or part of its Ownership Interest.

In the event of an Ero Change of Control, so long as Vale’s Ownership Interest is equal to or greater than 30%, Vale will have the right (a “JV Partial Interest Call Right”) to acquire such portion of Ero’s then Ownership Interest at FMV (which will be determined as set out below in Section 11 (Determination of FMV during Joint Venture)) that will result in Vale holding an aggregate of up to 70% of the Ownership Interests.

In the event that Ero Copper is engaging in discussions in respect of a bona fide Ero Change of Control transaction, Ero shall notify Vale of such potential Ero Change of Control, in writing. Such notice (the “JV CoC Notice”) shall: (i) be signed by the President or CEO of Ero Copper; (ii) advise that there is a bona fide Ero Change of Control transaction under consideration by Ero Copper; (iii) provide details regarding the type of transaction (e.g., acquisition of a percentage of the shares or assets of Ero Copper); and (iv) identify the name of the potential acquiror/counterparty. For greater certainty, Ero shall not be required to include details of the economic terms of such potential Ero Change of Control transaction as part of the JV CoC Notice. Vale shall have 20 Business Days after (i) the receipt by Vale of the JV CoC Notice or (ii) the receipt by Vale of written notice from Ero of a public announcement by a Third Party of a take-over bid for the common shares of Ero Copper by such Third Party, to notify Ero, in

[REDACTED COPY]

writing, of its intention to exercise the JV Partial Interest Call Right, provided that during such 20-Business Day period, Ero shall provide such additional information to Vale as Vale may reasonably request relating to such potential Ero Change of Control transaction (other than, in the case of an Ero Change of Control contemplated in a JV CoC Notice, the economic terms thereof) or Ero’s operations on the Mineral Properties.

During the Joint Venture period, upon a public announcement (x) by Ero Copper that it has entered into a definitive agreement with respect to the potential Ero Change of Control identified in the JV CoC Notice (and provided Vale has notified Ero of its intention to exercise the JV Partial Interest Call Right) or (y) by a Third Party of a take-over bid for the common shares of Ero Copper by such Third Party (and provided Vale has notified Ero of its intention to exercise the JV Partial Interest Call Right) (in each case, a “JV Announced Ero Change of Control”):

(c)       the Parties shall commence the procedures set out in Section 11 for determining the FMV of the applicable portion of Ero’s then Ownership Interest; and

(d)      Vale shall have the option to replace Ero as the Operator.

If any such JV Announced Ero Change of Control does not close within six months of the date on which the FMV of the applicable portion of Ero’s then Ownership Interest is determined by the Parties or an Appraiser, as applicable, pursuant to the procedures set out in Section 11, Vale may, at its election, require that the procedures for determining the FMV of the applicable portion of Ero’s then Ownership Interest pursuant to Section 11 be repeated.

If any such JV Announced Ero Change of Control does not close within 15 months of the date on which Vale has provided notice to Ero of its intention to exercise the JV Partial Interest Call Right, Vale will have the right to recall its exercise of the JV Partial Interest Call Right.

If Ero Copper or a Third Party publicly announces that a JV Announced Ero Change of Control has been abandoned by one or both parties thereto, then in each case, Ero shall resume its position as the Operator and all costs and expenses incurred by Vale to undertake the procedures set out in Section 11 for determining the FMV of the applicable portion of Ero’s then Ownership Interest shall be borne by Ero, other than in the event of a hostile take-over bid for the common shares of Ero Copper, in which case, all such costs and expenses shall be shared equally by Vale and Ero.

Any Transfer by a Party of any of its Ownership Interest, any Vale Change of Control, any Indirect Transfer or any Ero Change of Control shall be subject to the limitation that no such Transfer, Vale Change of Control, Indirect Transfer or Ero Change of Control may be completed if the transferee or acquiror is a Sanctioned Person or has been found guilty by a court of competent jurisdiction of money laundering, bribery or corruption, or is otherwise subject to formal proceedings before the courts that are reasonably likely to have a reputational impact on the non-Transferring Party (as determined by the non-Transferring Party, acting reasonably) related to such matters. For purposes of this Section 9, a “Vale Change of Control” shall occur if Vale comes to have an Ultimate Control Person who was not the Ultimate Control Person of Vale as of the execution of the JVSA, provided that, notwithstanding the foregoing, the following shall not constitute a Vale Change of Control: (i) any change of control of Vale S.A. or, following the VBML Transfer, VBML (or, in each case, any party acquiring Control of it), for so long as such entity is publicly listed on a recognized stock exchange for more than three trading days after the

[REDACTED COPY]

closing of the relevant transaction; or (ii) any initial public offering involving securities of VBML.

No Party shall directly Transfer any of its Ownership Interest or permit an Indirect Transfer to occur in contravention of the above covenant. If a Party breaches the above covenant as a result of completing an Ero Change of Control or a Vale Change of Control, as applicable, or if either Party becomes a Sanctioned Person, the other Party may elect to either:

(e)      acquire all, but not less than all, of the defaulting Party’s then Ownership Interest (the “JV Call Right”) for cash consideration in an amount equal to 100% of the FMV of such defaulting Party’s then Ownership Interest (which will be determined as set out below in Section 11 (Determination of FMV during Joint Venture)); or

(f)        require the defaulting Party to purchase such non-defaulting Party’s Ownership Interest (the “JV Put Right”) for cash consideration in an amount equal to 100% of the FMV of such non-defaulting Party’s Ownership Interest (which will be determined as set out below in Section 11 (Determination of FMV during Joint Venture)).

A Shareholder may, without the consent of the other Shareholder, in order to fund its participation in the JV Company or pursuant to any project financing, encumber or permit an encumbrance of its Ownership Interest to secure loans or advances made by, or debt obligations issued by, the Shareholder to banks, financial institutions or other financiers (including stream, offtake (subject to Vale’s offtake rights in Section 33 (Copper Concentrate Offtake)) and royalty providers) (collectively, the “Lenders”); provided that the Lender first enters into an agreement with the other Shareholder and the JV Company in a form approved by the other Shareholder (which approval is not to be unreasonably withheld) which provides, among other things, that:

•   the Lender’s right to enforce its security under its security interest shall be at all times subject and subordinate to the rights and remedies of the other Shareholder upon the occurrence of an event of default under the JVSA on the part of the Shareholder that granted the security interest;

•   the Lender’s right to enforce its security under its security interest shall be at all times subject and subordinate to the rights and remedies of the other Shareholder under any Cover Payment;

•   the Lender shall not at any time, except with the consent of the other Shareholder, assert any right as a Shareholder or require that any of the Ownership Interest be Transferred to it or to any Third Party except in connection with any enforcement action taken by the Lender in accordance with the terms of its security interest;

•   if the Lender enforces its security under its security interest, the Lender, during the time it holds such Shareholder’s Ownership Interest, if any, and/or the Third Party acquiring such Shareholder’s Ownership Interest in the context of such an enforcement, will become a party to the JVSA and agree to honour the terms of the JVSA in place of such Shareholder (including, for greater certainty, the Transfer restrictions in Section 9 (Transfer Restrictions/Right of First Refusal)); and

•   prior to or concurrently with any Transfer of a Shareholder’s Ownership Interest to the other Shareholder as permitted or

[REDACTED COPY]

required under the JVSA, the Lender shall release its security interest in such Shareholder’s Ownership Interest,

and provided further, that no such loans, advances or obligations may be secured against the Assets (including the Mineral Properties).

10. Repurchase Right in the Event of Material Breach:	In the event that the JV Company breaches a material contractual obligation (excluding a breach which is excused due to a Construction Delay) of the JVSA which is not remedied in accordance with the terms and conditions of the JVSA (the “Triggering Event”), and:
1. Ero holds over 50% of the Ownership Interest, then in addition to any other remedies or rights available to Vale, Vale may elect, within 10 Business Days of the end of the cure period for the Triggering Event, either:
• to require Ero to purchase its then Ownership Interest for cash consideration in an amount equal to 130% of the FMV of Vale’s then Ownership Interest (which will be determined as set out below in Section 11 (Determination of FMV during Joint Venture)); or
• to acquire all but not less than all of Ero’s then Ownership Interest for cash consideration in an amount equal to 70% of the FMV of Ero’s then Ownership Interest (which will be determined as set out below in Section 11 (Determination of FMV during Joint Venture)).
2. Vale holds over 50% of the Ownership Interest, then in addition to any other remedies or rights available to Ero, Ero may elect, within 10 Business Days of the end of the cure period for the Triggering Event, either:
• to require Vale to purchase its then Ownership Interest for cash consideration in an amount equal to 130% of the FMV of Ero’s then Ownership Interest (which will be determined as set out below in Section 11 (Determination of FMV during Joint Venture)); or
• to acquire all but not less than all of Vale’s then Ownership Interest for cash consideration in an amount equal to 70% of the FMV of Vale’s then Ownership Interest (which will be determined as set out below in Section 11 (Determination of FMV during Joint Venture)).
11. Determination of FMV during Joint Venture:	In respect of the FMV of any Ownership Interest, the Parties will negotiate in good faith for a period of not more than 15 Business Days after: (i) Vale notifies Ero of its intention to exercise the JV Partial Interest Call Right under Section 9 (Transfer Restrictions/Right of First Refusal) above; (ii) Vale or Ero, as the case may be, notifies the other Party of its intention to exercise the JV Call Right or the JV Put Right under Section 9 (Transfer Restrictions/Right of First Refusal) above; (iii) Vale notifies Ero of its intention to exercise the Vale Indirect Transfer Right under Section 9 (Transfer Restrictions/Right of First Refusal) above; (iv) Ero notifies Vale of its intention to exercise the Ero Indirect Transfer Right under Section 9 (Transfer Restrictions/Right of First Refusal) above; (v) Vale notifies Ero of its intention to exercise the Construction Commencement Right or the Construction Threshold Right under Section 5 (Obligation to Start Construction) above; or (vi) Vale or Ero, as the case may be, notifies the other Party of its intention to exercise its right to acquire such other Party’s then Ownership Interest under Section 10 (Repurchase Right in the Event

[REDACTED COPY]

of Material Breach) above, to determine a price that represents the FMV and agree to other terms of the applicable sale of such Ownership Interest.

The Parties agree that any determination of FMV during the Joint Venture period shall account for:

(a)      the net present value of the Free Carry set forth above in Section 6 (Free Carry); and

(b)      the stage, uncertainties and the risk of the Assets relative to comparable projects and operations.

During such 15-Business Day negotiation period, the Parties shall also seek to agree on an Appraiser (as defined below) in the event the determination of FMV by an Appraiser shall be required.

If the Parties have not agreed to a price for the applicable Ownership Interest following such 15-Business Day negotiation period, then each of the Parties will simultaneously deliver to the other its proposed FMV for the Ownership Interest. If the higher of the two proposals is not more than 110% of the other proposal, then the FMV of the Ownership Interest shall be equal to the arithmetic mean of the two proposals. Otherwise, the Parties shall mutually select and engage an Appraiser from the list to be included in the JVSA (an “Appraiser”) within 10 Business Days following such 15-Business Day negotiation period (or, in the event the Parties have not agreed on an Appraiser within such deadline, such Appraiser shall be selected by Presidency of the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce from the list to be included in the JVSA) according to its rules, which Appraiser shall determine the FMV of the Ownership Interest. In determining the FMV of the Ownership Interest, the Appraiser shall be required to consider the items set out in paragraphs (a) and (b) above in this Section 11 (Determination of FMV during Joint Venture). The Parties’ proposed valuations will not be provided to the Appraiser.

The Appraiser will be instructed to deliver its determination of FMV of the Ownership Interest on or prior to the 30th Business Day following the engagement of the Appraiser and not to attribute any “control premium” to the Ownership Interest. The FMV used for purposes of determining the applicable sale price of the Ownership Interest shall be the FMV of the two Parties that is closest to the valuation determined by the Appraiser.

Each Party shall be responsible for 50% of the fees and expenses of the Appraiser. Without prejudice to this provision, the Parties may submit any issues related to the Appraiser proceedings and/or negotiations to arbitration, as per Section 35.

12. Thresholds for Rights:	For reference, a summary of each Party’s rights along with Ownership Interest thresholds is set out in Schedule D.
13. Operator:	The JV Company will act as operator (“Operator”) and will have day-to-day operatorship of the Operations on the Mineral Properties. The Mineral Properties will be owned by the JV Company.
14. Standard of Care:

1.         The JV Company shall conduct all Operations in a good, professional and efficient manner, in substantial accordance with sound mining and other applicable industry standards and practices, and in compliance with the terms and provisions of Applicable Law and all other licenses, permits, contracts and other agreements pertaining to the Assets.

2.         The JV Company shall act with and exercise the care, prudence and diligence which would normally be applied by a prudent and qualified operator under similar conditions.

[REDACTED COPY]

15. Shareholders’ Meetings of JV Company:

The Shareholders’ meetings shall ordinarily take place annually, in the first four months of the JV Company’s fiscal year, or extraordinarily at any time required pursuant to a request by any member of the Board or any Shareholder, with 15 days’ prior notice.

Each Shareholder shall undertake to vote at the Shareholders’ meetings and express its opinion, or cause its respective representatives to express his/her opinion, as applicable, at the meetings of the Board.

All Shareholders’ meetings shall be conducted in English and, if necessary, in English with simultaneous translation into Portuguese. Any resolutions adopted at such meetings shall be prepared in Portuguese and English (i.e. bi-column). Any resolutions or minutes of any such meetings shall be recorded in the appropriate Shareholders’ meetings minutes book.

A Shareholders’ meeting may only be initiated with the presence of both Vale and Ero, and decisions shall be taken by majority of votes, except as otherwise provided in the JVSA, the by-laws of the JV Company or under Applicable Law.

16. Reserved Matters of the Shareholders’ Meetings:

The Shareholders shall have the authority to decide the following matters with respect to the JV Company, in addition to any other matters that are set forth in the Applicable Law, by a resolution of the Shareholders holding at least 70% of the Ownership Interests of the JV Company:

•   Change to fiscal year;

•   Approval of annual distribution of dividends;

•   Capital increases (provided that the funds required to meet an approved Program and Budget will be part of the authorized capital (and subject to Director approval) and only extra amounts would require approval from the Shareholders);

•   Changes to corporate purpose;

•   Winding up, liquidating or permanent cessation of operations by JV Company;

•   Approval of any new partner for Operations on the Mineral Properties or approval of a new Shareholder for the JV Company;

•   Filing of bankruptcy, judicial reorganization, mediation or other pre-insolvency proceedings, even in case of urgency as per the sole paragraph of Section 122 of the Brazilian Corporations’ Law;

•   Changes to voting rights or issuance of new classes of stock;

•   Consolidation, merger, amalgamation, spin-off or other corporate transactions;

•   Acquisition of quotas, shares or other equity interests or securities issued by Third Parties;

•   Redemption or purchase of capital stock issued by the JV Company; and

•   Any changes to the number or attributions of Directors, officers, other changes to the composition of the Board or Management, or to any aspect of the JV Company’s corporate governance,

provided that the bringing of any resolution to Shareholders for approval with respect to the above matters shall in all instances first be subject to approval of the Board (at the appropriate approval level set out in Section 18 (Reserved Matters of the Board)).

17. Board of Directors of JV Company:	Composition. The board of directors of the JV Company (the “Board”) will be comprised of 5 directors (the “Directors”) and 5 alternates, and

[REDACTED COPY]

Shareholders shall be entitled to nominate directors (and their alternates) for 3-year terms (which may be renewed), until his or her successor is appointed, or until such Director's earlier death, disability, retirement, resignation or removal, as follows:

•   A Shareholder that has an Ownership Interest at or above 10% to 30% shall be entitled to appoint 1 Director.

•   A Shareholder that has an Ownership Interest above 30% to 50% shall be entitled to appoint 2 Directors.

•   A Shareholder that has an Ownership Interest above 50% to below 70% shall be entitled to appoint 3 Directors.

•   A Shareholder that has an Ownership Interest at or above 70% to 90% shall be entitled to appoint 4 Directors.

•   A Shareholder that has an Ownership Interest above 90% shall be entitled to appoint all 5 Directors.

If both Shareholders have an Ownership Interest equal to 50% or there are more than two Shareholders and the director nomination rights set out above cannot be allocated with a Board of 5 directors, the Shareholders shall in good faith reconsider the size of the Board in order to achieve an equitable solution.

In case of vacancy or absence of any Director, its respective alternate shall undertake the duties of the vacant or absent Director until the return of such Director, if applicable, or until the conclusion of such Director’s term.

Directors will serve until replaced by the Shareholder appointing them. Directors will not be compensated for their service on the Board.

Chair. A Chair of the Board (the “Chair”) shall be appointed from among the Directors. The Chair shall preside at all meetings of the Board at which she or he is present, it being understood that the presence of the Chair shall not be required to establish a quorum at any meeting at which a quorum otherwise exists. At any time that a Shareholder owns more than a 50% Ownership Interest, such Shareholder shall have the right to appoint the Chair. The Chair may at any time be replaced by the Shareholder that appointed her or him or, if the other Shareholder owns more than a 50% Ownership Interest, by the other Shareholder. For the avoidance of doubt, the Chair shall not have a casting vote on any matter before the Board.

Scope of Authority. The Board will have plenary authority to decide all matters related to the JV Company not subject to the approval by the Shareholders of the JV Company, in accordance with the JV Company’s constating documents and the JVSA. Subject to Section 21 (Management) below, the Board will have plenary authority to hire, supervise, direct and delegate to the JV Company’s executive officers (“Management”). The Board will broadly delegate day-to-day decision making over the operations of the JV Company to Management (pursuant to a framework to be agreed by the Parties at the time of the signing of the JVSA, which framework may be modified by simple-majority approval of the Board thereafter), subject to the “Reserved Matters” described below, which shall be reserved exclusively for the Board, and to any other matters reserved to the Board or the Shareholders of the JV Company pursuant to Applicable Law.

Meetings. Meetings of the Board will be held at least once per fiscal quarter. Special meetings may be called at the request of any Director or by the President and/or CEO. Meetings may be conducted via telephonic or video conference.

Quorum. For as long as there is more than one Shareholder holding an Ownership Interest sufficient to appoint at least one Director, a quorum for

[REDACTED COPY]

a meeting of the Board will exist only when at least one Director appointed by each Shareholder is present; provided, that if no quorum is present at the initial meeting, then at such adjourned meeting a quorum shall exist when any two Directors are present (regardless of which Shareholder is entitled to appoint such Directors).

Voting. Each Director would have one (1) vote at the Board meetings. The Directors will be entitled to take into account the interests of the Shareholders that appointed them when exercising their duties and voting on matters before the Board, but will at all times comply with their fiduciary duties before the JV Company and pursue the best interests of the JV Company.

Actions.

•   Actions taken by the Board will generally require the approval of votes at the Board representing a simple majority of the Directors present at a Board meeting.

•   Certain specified actions taken by the Board will require super-majority approval – i.e., approval by four (4) Directors. Actions subject to such super-majority approval right are listed under the heading “Super-Majority Approval Matters” in Section 18 (Reserved Matters of the Board) below.

18. Reserved Matters of the Board:

The Board shall have the authority to decide the following matters with respect to the JV Company itself or any subsidiary thereof, in addition to any other matters set forth in the Applicable Law:

Simple Majority Approval Matters

The following matters shall require an affirmative vote of the majority of the Directors present and represented at a meeting of the Board:

1.         Amendments to the life of mine plan of for a mine on the Mineral Properties (“LOM Plan”) or adopting a new LOM Plan;

2.         Adoption of any Program and Budget or amendment of any Program and Budget (in each case, other than the Development Program and Budget);

3.         Suspension of Operations for a period longer than seven days in a manner not contemplated by an approved Program and Budget or LOM Plan, other than due to a Force Majeure Event or to comply with an order of a Governmental Authority;

4.         Appointment of a financial auditor for the Financial Audit (as described below in Section 26 (Financial Audit));

5.         Declaration or payment of interim dividends to Shareholders based on interim balance sheets, which shall also be issued by decision of the Board;

6.         Entrance into, material amendment or termination of specified categories of contracts or contracts meeting specified monetary thresholds;

7.         Modifications to the JV Company’s Management framework (as contemplated in Section 17 (Board of Directors of JV Company)); and

8.         Hiring, terminating or changing the compensation or benefits for the Management.

Super-Majority Approval Matters

The following matters shall require an affirmative vote of at least four (4) Directors of the JV Company, present and represented at a meeting of the Board:

[REDACTED COPY]

9.         All decisions relating to any tailings dam;

10.      Adoption or amendment of HSE and Sustainability policies and appointment of auditors for the HSE Audit, the Tailings Dam Audit and the Asset Maintenance Audit (as described below in Section 25 (HSE, Tailings Dam and Asset Maintenance Audits));

11.      Approving any additional HSE Audits, Tailings Dam Audits or Asset Maintenance Audits beyond those that will be required as described below in Section 25 (HSE, Tailings Dam and Asset Maintenance Audits);

12.      Implementation of any recommendations from the independent auditors resulting from the HSE Audit, the Tailings Dam Audit or the Asset Maintenance Audit (as described below in Section 25 (HSE, Tailings Dam and Asset Maintenance Audits));

13.      Adoption of the Development Program and Budget or amendment thereto which would result in an increase in excess of 10% over the Costs previously approved under the Development Program and Budget at the time of FID;

14.      Subject to any required approvals by the Shareholders under Brazilian Law, any cash call that is not either (i) on the schedule provided for in an approved Program and Budget (excluding any updates to such schedule made by the Operator in the 30 days immediately preceding the cash call) or (ii) on 30 or more days’ prior written notice (except in the event of emergencies, in which case 7 or more days’ prior written notice shall be required);

15.      Cash calls for Cost overruns in excess of 10% over an approved Program and Budget in any year;

16.      Consideration of any Director Objections in the selection and appointment of the Management;

17.      Disclosure of mineral resources and mineral reserves relating to the Mineral Properties, provided that the Board has had sufficient time (not to exceed 15 Business Days) to comment on such disclosure, and that nothing herein shall restrict a Party from making disclosure that is required by Applicable Law;

18.      Transfers of JV Company assets that account for more than 10% of the JV Company’s total assets as of its most recent balance sheet, other than abandonment or sale of non-material equipment that is no longer required for JV Company operations;

19.      Putting the mine on care and maintenance;

20.      Incurrence of, amendment to agreements related to, or other material decisions related to, JV Company indebtedness, including, without limitation, entering into any leasing agreements with a value greater than the equivalent in Brazilian currency to $5,000,000 or entering into any project debt financing;

21.      Guarantees of/collateral granted by the JV Company to secure obligations of any person other than a wholly owned subsidiary of the JV Company;

22.      Modifications to the JV Company’s distribution policy (as described in Section 27 (Distribution Policy)) or cash management policy;

23.      The conduct of any tax audit, the making of any tax election or designation by the JV Company, the amendment of any tax election or designation, and the hiring of any tax advisor to the JV Company;

[REDACTED COPY]

24.      Adoption of or substantive amendment to any of the JV Company’s policies with respect to export controls, trade sanctions, anti-money laundering, anti-corruption and anti-bribery matters;

25.      Submission for approval by the Shareholders of each of the matters listed in Section 16 (Reserved Matters of the Shareholders’ Meetings), which matters must, for greater certainty, be approved by the Board by a super-majority prior to being considered by the Shareholders;

26.      The planning, design, studies or other analyses (including any amendments thereto) that contemplate any aspect of the Operations to be located outside of the current boundaries of the Mineral Properties (as shown in Schedule A of the Agreement); and

27.      Prosecution, defense or settlement of litigation or administrative proceedings where the amount in dispute exceeds certain thresholds.

19. Board Deadlock:

If any “Reserved Matter” brought before the Board is not approved by the Board, then any Director may call a special Board meeting to discuss and attempt to resolve such deadlock or dispute. If the matter is not resolved at such second Board meeting, then such dispute shall be resolved as follows:

1.         In the case of the “Reserved Matters” listed above under items 9, 10 11, 12, 13, 19, 23 and 24 of the Super-Majority Approval Matters under

Section 18:

(a)      first, the Directors will convene with the Shareholders which have appointed them and either Shareholder may elect to refer such deadlock or dispute to specified senior executive officers of each Party (for Vale, the Head of Base Metals Business Development, and for Ero, the Chief Operating Officer) who shall discuss and attempt to resolve such deadlock or dispute in good faith and in a manner consistent with the objectives and priorities of the JV Company for an agreed-upon period (“Senior Officer Resolution”);

(b)      second, if the deadlock or dispute is not resolved following Senior Officer Resolution, then either Party may elect to refer such deadlock or dispute to the senior operating officer/head of the business of each Party’s ultimate parent (for Vale, the Head of Brazilian Base Metals operations, and for Ero, the President and/or CEO) who shall discuss and attempt to resolve such deadlock or dispute in good faith and in a manner consistent with the objectives and priorities of the JV Company for an agreed-upon period (“Senior Operating Officer Level Resolution” and, together with Senior Officer Resolution, “Escalation Resolution”); and

(c)       only if such matter is referred for Escalation Resolution but not so resolved, then at either Party’s election such matter would be subject to Third Party resolution, with mining disputes being referred to an expert for determination and non-mining disputes submitted to binding arbitration, in each case, with the Third Party making its determination “baseball” style, i.e., each Party will submit its final proposal and the third party expert or arbitrator will choose the submitted proposal that best aligns with the objectives and priorities of the JV Company itself (“Baseball Procedures”); provided, that in the case of the appointment of the auditor for the Financial Audit, the HSE Audit, the Tailings

Dam Audit or the Asset Maintenance Audit, the auditor shall be

[REDACTED COPY]

selected by the Brazil-Canada Chamber of Commerce which shall not be required to use Baseball Procedures.

2. In the case of the “Reserved Matters” listed above under items 14, 15, 16, 17, 18, 20, 21, 22, 25, 26 and 27 of the Super-Majority Approval Matters under Section 18, the Directors will convene with the Shareholders which have appointed them and either Shareholder (so long as such Shareholder owns at least a 30% Ownership Interest) may elect to refer such deadlock or dispute to Escalation Resolution. However, if not resolved by Escalation Resolution, then such matter would not be subject to any further dispute resolution and would result in the applicable action not being taken.

20. Committees:

The Board would have the power to, and the Parties intend that the Board would, constitute certain advisory committees of the Board, which committees are expected to include a Health, Safety, Environmental and Sustainability Committee (“HSEC and Sustainability”) that would be charged with, among other things, (i) monitoring the JV Company’s policies and practices with respect to health, safety, environmental, social, community and sustainability matters, (ii) implementing a risk management system meeting international industry best practices in these areas,

(iii) reporting on a regular basis to the Board and (iv) endeavoring to ensure the JV Company’s business is conducted in a manner that does not put any Party or the JV Company out of compliance with the International Council on Mining and Metals (ICMM) Mining Principles, in furtherance of the United Nations Sustainable Development Goals, Applicable Law in Canada and the United States of America, including securities laws, rules and regulations and other applicable international standards.

In addition, the JV Company will have a finance committee.

Each Party would have the right to representation on any committee of the Board that is proportional to its representation and voting rights on the Board, provided that resolutions of committees will be of an advisory nature only.

21. Management:

The Board shall select and appoint the Chief Executive Officer (“CEO”) and the remainder of the members of Management, who will be employed full time by the JV Company. A Board meeting shall be convened to consider and approve the appointment of any individuals to Management.

Any one Board member may raise objections to the Board regarding any of the candidates for Management concerning such candidates’ relevant experience and any concerns regarding reputation, bribery, corruption, money-laundering or sanctions relating to such candidates (the “Director Objection”), and such Director shall substantiate the reasonable basis for such Director Objection. In such circumstances, the Board shall duly consider such Director Objections in the selection and appointment of the Management. For greater certainty, a person shall not be appointed to Management of the JV Company (or remain in a Management position) if such person (a) does not have the required experience for the position,

(b) represents a reputational risk for the JV Company or (c) is a Sanctioned Person or has been found guilty by a court of competent jurisdiction of criminal matters, money laundering, bribery or corruption, or is otherwise subject to investigation or proceedings before the courts related to such matters.

The Board will conduct an annual performance evaluation of the Management to assess its performance with reference to operational performance and productivity, adherence to safety standards, environmental compliance, execution of approved Program and Budgets,

[REDACTED COPY]

execution of Development and other Operations, the overall financial performance of the JV Company and any other criteria that the Board considers relevant.

The Board may dismiss a member of Management for cause (which term will be defined in the JVSA).

22. Applicable Policies:	The JV Company shall adopt and implement policies, systems, standards, processes and guidelines which relate to tailings dam matters, environmental, social and governance related matters (including sustainability, carbon strategy and community relations) and anti-corruption, anti-bribery and sanctions matters that are consistent with the Vale Policies or any higher international industry standards adopted by Vale from time to time.
23. Compliance with Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions:	The JVSA will contain covenants relating to compliance by the JV Company, its Affiliates and its and their respective representatives with Anti-Corruption Laws, Anti-Money Laundering Laws and applicable Sanctions.
24. Mineral Resources and Mineral Reserves:

With respect to the reporting of mineral resources and mineral reserves relating to the Mineral Properties, the JV Company will comply with the MRMR Standards.

If Vale requires the Scoping Study, PFS or DFS completed during the Earn-in Period to be in a form required by Regulation S-K 1300 for its reporting compliance purposes, the JV Company shall procure that such Scoping Study, PFS or DFS, as applicable, shall be converted into such form.

25. HSE, Tailings Dam and Asset Maintenance Audits:

The JV Company shall undergo the following audits:

•   a biennial (or such greater frequency as may be determined by the Board) external audit on health, safety, environmental, social and community matters (the “HSE Audit”);

•   a biannual (or such greater frequency otherwise required to meet each Party’s corporate policies) external audit on the tailings dam associated with the Mineral Properties (the “Tailings Dam Audit”); and

•   a biennial (or such greater frequency as may be determined by the Board) external audit on asset maintenance related to the Assets (the “Asset Maintenance Audit”),

in each case, using an independent auditor selected by the Board.

26. Financial Audit:	The JV Company shall undergo an annual financial audit using an independent auditor selected by the Board (the “Financial Audit”). The audited financial statements shall be made available to the Board and each Party.
27. Distribution Policy:

It shall be the general policy of the JV Company that the cash generated by the JV Company shall be used to meet the current or anticipated requirements (including sustaining capital and working capital needs) of Development and other Operations and of any senior debt financing.

The profits generated by the JV Company shall be, after the formation of the reserves required under Applicable Law, distributed to the Shareholders, on a pro rata basis considering their Ownership Interests, in the form of a dividend or other form of return of capital to Shareholders.

[REDACTED COPY]

28. Cash Calls:

Cash calls will be delivered by the JV Company (a) in accordance with the schedule set forth in an approved Development Program and Budget, which program and budget is expected to contemplate quarterly cash calls or (b) in respect of the applicable operating Program and Budget (the “Operating Program and Budget”), pursuant to the JV Company’s ongoing funding of Operations.

The JV Company will be permitted to change the schedule of cash calls to address changes in circumstances or needs of the JV Company, provided that no Party shall be required to fund any cash call that is not provided for in the schedule set forth in the Development Program and Budget on less than 30 days’ (or, solely in the case of emergency cash calls, 7 days’) prior written notice to the Parties, unless otherwise approved by the Board (as a simple majority “Reserved Matter”).

The Parties shall have to agree on the form of funding for a Development Program and Budget and Operating Program and Budget and whether such funding shall take the form of equity, shareholder loans or Third Party debt, or a combination thereof.

29. Continuing Obligations, Environmental Compliance and Sinking Fund:

•   Management shall undertake to perform all obligations or responsibilities arising under Applicable Law or contracts that are reasonably expected to continue or arise after Operations on a particular area of the Mineral Properties have ceased or are suspended, such as future monitoring, stabilization or environmental compliance (the “Continuing Obligations”) as and when economic and appropriate. Management shall specify in each proposed Program and Budget the measures to be taken (including funding of the Sinking Fund), for performance of Continuing Obligations and the Costs of such measures. Management shall keep the Shareholders reasonably informed about Management’s efforts to discharge Continuing Obligations.

•   Management shall prepare an environmental compliance plan for all Operations consistent with the requirements of any Applicable Law or contractual obligations applicable to the JV Company and shall include in each proposed Program and Budget sufficient funding to implement the environmental compliance plan and to satisfy the financial assurance requirements of any Applicable Law or contractual obligation pertaining to environmental compliance.

•   Management shall monitor the remaining expected life of mine of Operations and once it has made a good faith determination that Operations are expected to cease within a period of five years, it shall prepare and submit to the Board a notice thereof (an “Impending Decline Notice”). When Operations cease or are scheduled to cease, Management shall prepare and submit to the Board for adoption a Program and Budget and corresponding funding plan for Closure Activities in respect of such mine (a “Closure Program and Budget”). If closure Operations are not completed prior to completion of the program period for the initial adopted Closure Program and Budget, Management shall propose additional successive Closure Program and Budgets in accordance with the procedures for approving Programs and Budgets in the JVSA for the continuation of Closure Activities until completed.

•   For greater certainty, once an Impending Decline Notice has been delivered, no Shareholder shall be permitted to elect to contribute to an adopted Program and Budget (including, for the avoidance of doubt, all Closure Program and Budgets) that provides for Operations

[REDACTED COPY]

(including Closure Activities) in respect of the mine and related facilities for which such Impending Decline Notice has been delivered, in an amount less than its proportionate share of such adopted Program and Budget as of the date of such Impending Decline Notice.

•   In order to ensure that the JV Company will have sufficient financial resources to fund orderly closure, reclamation and monitoring activities and meet associated closure obligations of the JV Company and any other obligations otherwise prescribed by prevailing regulations in this regard (“Closure Activities”), the JV Company will put into place a sinking fund (the “Sinking Fund”) five years prior to the expected cessation of Operations (as set out in the then current LOM Plan). In addition to ensuring that the schedule and amounts of cash calls under each Closure Program and Budget includes sufficient funding for any Closure Activities to be incurred during the relevant period, the Parties shall ensure that each Operating Program and Budget in respect of the final five years of Operations provides for a separate schedule of cash calls designed to build up a cash balance in the Sinking Fund such that the Sinking Fund will be adequately funded for Closure Activities to occur following the cessation of Operations. The cash contributed by the Parties to the Sinking Fund shall be held by the JV Company on such terms as the Parties agree, acting reasonably.

•   For greater certainty, failure by a Party to pay a cash call in respect of a Closure Program and Budget or an Operating Program and Budget which includes funding for the Sinking Fund shall be treated in the same manner as “Payment Defaults” and “Remedies” as set forth below, in addition to any other remedy which may be available to the Non-Defaulting Party at law or equity, and a failure to pay any other cash call, and contributions to a Closure Program and Budget or an Operating Program and Budget which includes funding for the Sinking Fund shall be treated as operating expenditures for purposes of the dilution mechanics referred to in Section 30 (Payment Defaults) and Section 31 (Remedies) below; provided that, for the avoidance of doubt, such dilution shall not affect a Party’s obligation to fund cash calls in respect of any adopted Program and Budget following an Impending Decline Notice in an amount that is equal to such Party’s proportionate share of such adopted Program and Budget (as such proportionate share existed on the date of the Impending Decline Notice).

•   If a new law, regulation or rule issued by a competent authority or agency provides for an additional or less burdensome measure to address the Closure Activities, the JV Company will comply with such new measure, aiming always at ceasing its Operations in an orderly manner.

30. Payment Defaults:

Payment default triggers would include each of the following (each, a “Payment Default”):

1.         a failure to both (i) fund a cash call by 11:59 p.m. BRT on the day it is due and (ii) cure such failure to fund a cash call by 11:59 p.m. BRT on the 10th day following notice thereof by the JV Company; or

2.         a failure to repay a Cover Payment (as defined below) by 11:59 p.m. BRT on the 10th day following demand.

Notwithstanding the foregoing, if any time period described in #1 or #2 above would elapse on a day that is not a Business Day, such period shall automatically be extended until 11:59 p.m. BRT on the next Business Day.

[REDACTED COPY]

For the avoidance of doubt, no Payment Default shall be deemed to have arisen unless the applicable time period described above (as it may be extended pursuant to the immediately preceding sentence) shall have elapsed without cure (in the case of #1) or repayment (in the case of #2).
31. Remedies:

In the case of any Payment Default by a Shareholder (the “Defaulting Party”), default interest will accrue for the benefit of the JV Company at SOFR plus 8% from the date payment was due (until the amount in default, including accrued interest, is paid in full by or on behalf of the Defaulting Party or the remedy of dilution as described below is consummated) and the other Shareholder (the “Non-Defaulting Party”) may, without prejudice to any other rights and remedies available to it with respect to the outstanding amount of such Payment Default and interest accrued thereon, elect by notice in writing to the Defaulting Party to dilute the Defaulting Party’s Ownership Interest according to the alternative dilution formula set forth in Schedule B (it being understood that, in the case of a Payment Default to the JV Company, the Non-Defaulting Party will be required to Transfer to the JV Company the amount of the Payment Default as a condition precedent to its exercise of the dilution remedy).

From and after the election by the Non-Defaulting Party of the remedy above, the Defaulting Party shall not be entitled to cure the Payment Default.

32. Cover Payments:	In the case of a Payment Default under item #1 of Section 30 (Payment Default) above, the Non-Defaulting Party may elect to advance a portion or all of the amount in default to the account of the JV Company (any such payment, a “Cover Payment”). For greater certainty, any such Cover Payment shall constitute indebtedness due from the Defaulting Party to the Non-Defaulting Party and shall be payable upon demand, shall bear interest from the date the Cover Payment was made at a rate equal to SOFR plus 8%, and may be prepaid at any time by the Defaulting Party.
33. Copper Concentrate Offtake:

The JV Company shall grant Vale the exclusive non transferrable right to purchase on arm’s length commercial terms any copper concentrates produced by the JV Company from any milling operations relating to the Mineral Properties, including, for the avoidance of doubt, if such copper concentrates originate from properties or deposits that do not form part of the Mineral Properties (the “Copper Concentrates”) as follows:

(a)      for so long as Vale holds at least a 30% Ownership Interest, Vale shall have the exclusive non transferrable right to purchase on arm’s length commercial terms up to 100% of any Copper Concentrates (with such percentage to be elected by Vale in its sole discretion); and

(b)      for so long as Vale holds less than a 30% Ownership Interest, Vale shall have the exclusive non transferrable right to purchase on arm’s length commercial terms a percentage of any Copper Concentrates in proportion to Vale’s Ownership Interest, provided that if such proportion results in an offtake of less than 10,000 tonnes of Copper Concentrate per year, such offtake right shall cease to apply.

Vale and the JV Company, or their Affiliates, will enter into an offtake agreement to reflect Vale’s offtake rights under this section, which will be in a customary form, and which will incorporate the other terms and conditions in this Section 33. In addition, Vale shall be granted a right to determine where it shall accept delivery of any Copper Concentrates.

[REDACTED COPY]

Subject to Vale providing the JV Company with at least three full calendar months’ prior written notice, Vale may forego its offtake rights under this section at any time, in which case, the JV Company will be obligated to market and sell the Copper Concentrates to Third Parties, subject to Vale’s right, exercisable at any time upon at least twelve full calendar months’ prior written notice to the JV Company, to elect to resume its offtake rights under this section.

In the event that Vale offtakes Copper Concentrate but the point of sale is beyond the mill gate, Vale will use commercially reasonable efforts to support the JV Company to find the most cost effective logistics solution to transport the concentrates to the point of sale, through the infrastructure of Vale, any of its Affiliates or a Third Party. To the extent such support requires a services agreement between Vale, or an Affiliate of Vale, and the JV Company, such agreement will be on prevailing terms provided to Vale itself for such services.

In the event that Vale does not offtake the Copper Concentrate, Vale will use commercially reasonable efforts to support the JV Company to find the most cost effective logistics solution to transport the concentrates to the point of sale between the mill gate and the port of loading, through the infrastructure of Vale, any of its Affiliates or a Third Party. To the extent such support requires a services agreement between Vale, or an Affiliate of Vale, and the JV Company, such agreement will be on Third Party arm’s length terms.

34. Governing Law and Jurisdiction:	The JVSA shall be governed by and construed in accordance with the laws of Brazil.
35. Dispute Resolution:

Any disputes related to or arising from the JVSA between the Parties which have not been amicably resolved by the Parties within 15 days of the delivery of notice by either Party of such dispute and even before the expiration of the time limit established above, the dispute may be referred to and finally resolved by arbitration under the Rules of Arbitration (the “Rules”) then in effect of the Arbitration and Mediation Center of the Brazil Canada Chamber of Commerce (“CAM-CCBC”) by written demand of any Party pursuant to the Rules.

The arbitration shall be conducted by three arbitrators. Each Party shall appoint one arbitrator in accordance with the said Rules. The arbitrators appointed by the Parties shall jointly agree on the appointment of the third arbitrator that shall be the chairman of the arbitration tribunal. If any of the parties to the arbitration fail to appoint the respective co-arbitrator, or if the two (2) co-arbitrators fail to agree on the appointment of the president of the arbitral tribunal within the time limits established by the CAM-CCBC, the CAM-CCBC shall make the missing appointments, as per the Rules. Any provision in the Arbitration Rules referring to limitations to the appointment of arbitrators among those included in any arbitrators’ list shall not be applied. The arbitration shall be an arbitration in law, excluding the possibility for the arbitrators to rule the case based on equity.

In case of an arbitration involving three (3) or more parties in which (i) these parties are not set in just two groups of claimants or respondents; or (ii) the parties set in a same group of claimants or respondents disagree in relation to the appointment of the respective co-arbitrator, all arbitrators shall be appointed by the CAM-CCBC, as per the Rules, unless all the parties to the arbitration agree otherwise.

The arbitration shall have its seat in the city of Rio de Janeiro, State of Rio de Janeiro, Brazil, where the arbitral award shall be rendered. The arbitration shall be conducted in English, provided that evidence may be

[REDACTED COPY]

produced in Portuguese without the need for translation. The arbitral award shall be final and binding on the disputing Parties.

Prior to the institution of arbitration, according to art. 19 of Law 9.307/96, the Parties may file injunctive or urgent relief before a competent judicial court, which shall not be deemed to be an infringement or a waiver of the arbitration clause and shall not affect the relevant powers reserved to the arbitration tribunal. After the arbitration is instituted, the arbitration panel shall be competent to decide on any injunctive or urgent relief as well as to review decisions issued by the judicial courts.

Without prejudice to this arbitration agreement, the Parties elect the court of the City of Rio de Janeiro, State of Rio de Janeiro, expressly waiving any other, however privileged they may be for any judicial request related to: (i) the commencement of the arbitration, as per art. 7 of Law 9.307/96; (ii) provisional or urgent measures, as per art. 22-A of Law 9.307/96; (iii) the enforcement of extrajudicial enforcement title, without prejudice to the creditor’s prerogative pursuant to art. 781 of Law 13.105/2015; (iv) the enforcement of arbitral awards, without prejudice to the creditor’s prerogative pursuant to art. 516, sole paragraph, of Law 13.105/2015; (v) the annulment of or request for a supplemental arbitral award, as per arts. 32 and 33, §4, of Law 9.307/96; and (vi) any other disputes that are not subject to arbitration pursuant to Brazilian law. The filing of any judicial request admitted by or compatible with Law 9.307/96 shall not be construed as a waiver to arbitration. The expenses incurred during the arbitration proceeding including the administrative costs of the CAM-CCBC, arbitrator’s fees and independent expert’s fees, when applicable, shall be borne by the parties of the arbitration pursuant to the Rules. The arbitral award shall order the losing party to reimburse the winning party, according to the outcome of their respective claims and taking into account other circumstances that the arbitral tribunal may deem relevant, for the costs of the arbitration as well as other reasonable expenses incurred by the parties to the arbitration, including contractual attorney’s fees, expert’s fees and other expenses that may be necessary or useful for the arbitral proceedings. The arbitral tribunal shall not determine the payment of costs of loss of suit (honorários sucumbenciais) by the losing party in the arbitration.

The Parties agree to treat as confidential the arbitral procedure, information and documents related thereto, which shall only be disclosed: (i) to the arbitral tribunal, the parties to the arbitration, its representatives and any person necessary to the proper conduction and the result of the arbitration;

(ii) if disclosure of a specific information is required for compliance with duties imposed by law; (iii) if the relevant information has been made public by any mean that does not represent a breach of this provision; or (iv) if disclosure of such information is necessary for purposes of any judicial request admitted by or compatible with Brazilian Law No. 9.307/96. The parties to the arbitration also recognize that the obligation of confidentiality provided herein also serves the purpose of article 189, IV, of Brazilian Law 13.105 of March 16, 2015 (the Brazilian Code of Civil Procedures).

The CAM-CCBC (if before the execution of the terms of reference) or the arbitral tribunal (if after the execution of the terms of reference) may, upon request of one of the parties to simultaneous arbitral proceedings, consolidate simultaneous arbitral proceedings involving this agreement or related instruments if: (i) the arbitration agreements are compatible; (ii) the existing or pending arbitrations relate to substantially similar questions of law or fact; and (iii) there is no unjustifiable harm caused to one of the parties to the consolidated arbitrations. In this case, the jurisdiction to

[REDACTED COPY]

consolidate shall be incumbent upon the first arbitral tribunal constituted and its decision shall be final and binding upon all parties to the consolidated arbitrations.
36. Additional Provisions:

The JVSA will contain such other provisions as may be customary and reasonable in mining joint ventures of this nature, as mutually agreed by the Parties, including in relation to:

•         accounting and auditing;

•         mechanics for preparation and approval of Work Programs and Budgets;

•         indemnification and liability;

•         default procedures;

•         confidentiality; and

•         representations and warranties.

[REDACTED COPY]

SCHEDULE A

DILUTION FORMULA

Principles:

•	Free Carry interest of Vale shall be considered as Vale’s equity contribution.

•	Costs incurred by both Ero and Vale prior to the entering into of the JVSA shall be considered as equity contribution, including Vale’s cumulative costs and expenditures in relation to the Mineral Properties prior to the entering into of the Agreement, as set out in Schedule D of the Agreement.

Dilution:

Vale’s Ownership Interest after cash call =                Vale′s Equity Base              x 100%

Total Equity Base of both Parties

Ero’s Ownership Interest after cash call =                   Ero′s Equity Base                 x 100%

Total Equity Base of both Parties

Definitions:

For purposes of this Schedule A and Schedule B:

(i)	“Aggregate Historical Cost” means the sum of:

A.	the Historical Costs (as such term is defined in the Agreement); and

B.	the costs and expenditures incurred by Ero in relation to the Mineral Properties during the term of the Agreement;

(ii)	“Deemed Contribution” means:

A.	in the case of Vale, an amount which is equal to 40% of the Aggregate Historical Costs; and

B.	in the case of Ero, an amount which is equal to 60% of the Aggregate Historical Costs;

(iii)	“Equity Base” means:

A.	in the case of Vale, the sum of:

a)	the Deemed Contribution of Vale;

b)	the aggregate amount of all cash contributions by Vale to the JV Company in respect of cash calls from the commencement of the JVSA (whether such contributions are in respect of Vale’s own share, or in respect of Ero’s share (if Ero is the Defaulting Party), of such cash call)[1];

[REDACTED COPY]

c)	the Free Carry contributed by Ero to the JV Company on behalf of Vale from the commencement of the JVSA; and

d)	if Vale’s Committed Ownership Interest is less than 40%, then the committed ownership level true up referenced in Part 1 of Schedule C.

B.	in the case of Ero, the sum of:

a)	the Deemed Contribution of Ero;

b)	the aggregate amount of all cash contributions by Ero to the JV Company in respect of cash calls from the commencement of the JVSA (whether such contributions are in respect of Ero’s own share, or in respect of Vale’s share (if Vale is the Defaulting Party), of such cash call)), but excluding the Free Carry contributed by Ero to the JV Company on behalf of Vale; and

c)	if Vale’s Committed Ownership Interest is less than 40%, then the committed ownership level true up referenced in Part 1 of Schedule C; and

(iv)	“Free Carry” has the meaning ascribed to such term in Section 6 (Free Carry) in this Schedule E on an equity basis, and for the avoidance of doubt, shall be calculated on the capital requirements of the project, regardless of the debt funding level in respect of the project.

Sample Dilution Calculations:

•  As an example for illustrative purposes only, Schedule C, Part 1a and Part 2 set out sample dilution calculations.

_______________________________

1 For purposes of the dilution formula in Schedule A and Schedule B, a Cover Payment shall be deemed to have been funded by the Defaulting Party, unless the dilution remedy is being exercised in respect of a failure by the Defaulting Party to repay a Cover Payment when due (i.e., item #2 of the definition of “Payment Default”), in which case the Cover Payment shall be deemed to have been funded by the Non-Defaulting Party. Furthermore, where the dilution remedy is being exercised in respect of a failure by the Defaulting Party to repay a Cover Payment when due, any accrued and outstanding interest on the Cover Payment shall be deemed to have been contributed by the Non-Defaulting Party to the JV Company in respect of the relevant cash call for purposes of applying the dilution formula in Schedule B in respect of such exercise of the dilution remedy and in respect of all future applications of the dilution formula in Schedule B (and shall thereafter no longer be due and owing by the Defaulting Party to the Non-Defaulting Party). For the avoidance of doubt, any such amount of accrued and outstanding interest shall be added to the Non-Defaulting Party’s Equity Base and shall be deducted from the Defaulting Party’s Equity Base, provided that such deduction and addition shall only apply going forward.

[REDACTED COPY]

SCHEDULE B

ALTERNATIVE DILUTION FORMULA

Dilution Formula:

Defaulting Party′s Ownership Interest after cash call =            (A − N x Default Amount)             x 100%

Total Equity Base of both Parties

Non - Defaulting Party′s Ownership Interest after cash call =             (A + N x Default Amount)           x 100%

Total Equity Base of both Parties

“A” is:

(a)	for the Defaulting Party, the Defaulting’s Party’s Equity Base; and

(b)	for the Non-Defaulting Party, the Non-Defaulting Party’s Equity Base.

“N” is the penalty factor and is equal to 1, for a failure by the Defaulting Party to (i) fund a cash call which such Defaulting Party has committed to fund (in contravention of item #1 in Section 30 (Payment Defaults)) or (ii) repay a Cover Payment in respect of such cash call (in contravention of item #2 in Section 30 (Payment Defaults)).

For the avoidance of doubt, the total Equity Base of both Parties shall be determined after giving effect to payment by the Non-Defaulting Party to the JV Company of an amount equal to such Payment Default (as is required in order for the Non-Defaulting Party to exercise the dilution remedy) and the Non-Defaulting Party’s own share of the cash call that gave rise to such Payment Default.

If a Non-Defaulting Party contributes any amount to the JV Company in respect of a Payment Default of the Defaulting Party:

(i)	such amount shall be added to the Equity Base of the Non-Defaulting Party to reflect such contribution; and

(ii)	a further amount equal to N multiplied by the Default Amount shall be deducted from the Defaulting Party’s Equity Base and added to the Non-Defaulting Party’s Equity Base. For the avoidance of doubt, the deduction and addition in this clause (ii) in respect of a particular Payment Default shall only apply going forward.

Definition:

For purposes of this Schedule B:

(iii)	“Default Amount” means the amount of the relevant Payment Default (excluding interest accrued thereon).

Sample Dilution Calculations:

•	As an example for illustrative purposes only, Schedule C, Parts 1a, 1b, 1c, 1d, 1e, 1f and 1g set out sample dilution calculations.

[REDACTED COPY]

SCHEDULE C

DILUTION ILLUSTRATIONS

Part 1a – Positive FID Election by Both Parties with Vale Electing to a Committed Ownership Level of less than 40% (Committed Ownership Level of 20% in this illustration) – No Debt and No Default

[REDACTED COPY]

[REDACTED COPY]

Part 1b – Positive FID Election by Both Parties with Vale Electing to a Committed Ownership Level of 40% – No Debt and No Default

Year 1				Year 2				Year 3			
		FID	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Capital call	$ 3,000		$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 150	$ 150	$ 150	$ 150
Cumulative Capital Funding			$ 300	$ 600	$ 900	$ 1,200	$ 1,500	$ 1,800	$ 2,100	$ 2,400	$ 2,550	$ 2,700	$ 2,850	$ 3,000
Cumulative Vale Free Carry			11.0%	11.0%	11.0%	10.1%	9.2%	8.6%	7.9%	6.9%	6.5%	6.1%	5.8%	5.5%
Debt funding	0%		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cumulative Debt Funding			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -
Schedule B Dilution														
Vale														
Committed funding	40%		$ 87	$ 87	$ 87	$ 98	$ 104	$ 104	$ 109	$ 120	$ 60	$ 60	$ 60	$ 60
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 120**	**$ 120**	**$ 120**	**$ 120**	**$ 120**	**$ 120**	**$ 120**	**$ 120**	**$ 60**	**$ 60**	**$ 60**	**$ 60**
Default committed funding or related cover repayment	1x													
Total default			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 120	$ 120	$ 120	$ 120	$ 120	$ 120	$ 120	$ 120	$ 60	$ 60	$ 60	$ 60
Cumulative		37	$ 157	$ 277	$ 397	$ 517	$ 637	$ 757	$ 877	$ 997	$ 1,057	$ 1,117	$ 1,177	$ 1,237
Ownership			40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%
Ero														
Committed funding	60%		$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 90	$ 90	$ 90	$ 90
Free carry			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 180**	**$ 180**	**$ 180**	**$ 180**	**$ 180**	**$ 180**	**$ 180**	**$ 180**	**$ 90**	**$ 90**	**$ 90**	**$ 90**
Default committed funding or related cover repayment	1x													
Total default			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 90	$ 90	$ 90	$ 90
Cumulative		56	$ 236	$ 416	$ 596	$ 776	$ 956	$ 1,136	$ 1,316	$ 1,496	$ 1,586	$ 1,676	$ 1,766	$ 1,856
Ownership			60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%

Aggregate Historical Costs (illustrative estimate)

[REDACTED COPY]

Part 1c - Positive FID Election by Both Parties with Vale Electing to a Committed Ownership Level of 40% – Debt funding of 25% and No Default

FID	Year 1 Q1	Year 1 Q2	Year 1 Q3	Year 1 Q4	Year 2 Q1	Year 2 Q2	Year 2 Q3	Year 2 Q4	Year 3 Q1	Year 3 Q2	Year 3 Q3	Year 3 Q4
Capital call	$ 3,000		$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 150	$ 150	$ 150	$ 150
Cumulative Capital Funding			$ 300	$ 600	$ 900	$ 1,200	$ 1,500	$ 1,800	$ 2,100	$ 2,400	$ 2,550	$ 2,700	$ 2,850	$ 3,000
Cumulative Vale Free Carry			11.0%	11.0%	11.0%	10.1%	9.2%	8.6%	7.9%	6.9%	6.5%	6.1%	5.8%	5.5%
Debt funding	25%		$ 75	$ 75	$ 75	$ 75	$ 75	$ 75	$ 75	$ 75	$ 38	$ 38	$ 38	$ 38
Cumulative Debt Funding			$ 75	$ 150	$ 225	$ 300	$ 375	$ 450	$ 525	$ 600	$ 638	$ 675	$ 713	$ 750
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -

Schedule B Dilution

Vale		FID	Year 1 Q1	Year 1 Q2	Year 1 Q3	Year 1 Q4	Year 2 Q1	Year 2 Q2	Year 2 Q3	Year 2 Q4	Year 3 Q1	Year 3 Q2	Year 3 Q3	Year 3 Q4
Committed funding	40%		$ 57	$ 57	$ 57	$ 68	$ 74	$ 74	$ 79	$ 90	$ 45	$ 45	$ 45	$ 45
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 90**	**$ 90**	**$ 90**	**$ 90**	**$ 90**	**$ 90**	**$ 90**	**$ 90**	**$ 45**	**$ 45**	**$ 45**	**$ 45**
Default committed funding or related cover repayment	1x													
Total default			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 90	$ 90	$ 90	$ 90	$ 90	$ 90	$ 90	$ 90	$ 45	$ 45	$ 45	$ 45
Cumulative		37	$ 127	$ 217	$ 307	$ 397	$ 487	$ 577	$ 667	$ 757	$ 802	$ 847	$ 892	$ 937
Ownership			40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%

Ero		FID	Year 1 Q1	Year 1 Q2	Year 1 Q3	Year 1 Q4	Year 2 Q1	Year 2 Q2	Year 2 Q3	Year 2 Q4	Year 3 Q1	Year 3 Q2	Year 3 Q3	Year 3 Q4
Committed funding	60%		$ 135	$ 135	$ 135	$ 135	$ 135	$ 135	$ 135	$ 135	$ 68	$ 68	$ 68	$ 68
Free carry			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 135**	**$ 135**	**$ 135**	**$ 135**	**$ 135**	**$ 135**	**$ 135**	**$ 135**	**$ 68**	**$ 68**	**$ 68**	**$ 68**
Default committed funding or related cover repayment	1x													
Total default			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 135	$ 135	$ 135	$ 135	$ 135	$ 135	$ 135	$ 135	$ 68	$ 68	$ 68	$ 68
Cumulative		56	$ 191	$ 326	$ 461	$ 596	$ 731	$ 866	$ 1,001	$ 1,136	$ 1,203	$ 1,271	$ 1,338	$ 1,406
Ownership			60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%	60%

Aggregate Historical Costs (illustrative estimate)

[REDACTED COPY]

Part 1d - Positive FID Election by Both Parties with Vale Electing to a Committed Ownership Level of 40% – No Debt and Vale Default

Year 1				Year 2				Year 3			
		FID	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Capital call	$ 3,000		$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 150	$ 150	$ 150	$ 150
Cumulative Capital Funding			$ 300	$ 600	$ 900	$ 1,200	$ 1,500	$ 1,800	$ 2,100	$ 2,400	$ 2,550	$ 2,700	$ 2,850	$ 3,000
Cumulative Vale Free Carry			11.0%	11.0%	11.0%	10.1%	9.2%	8.6%	7.9%	6.9%	6.5%	6.1%	5.8%	5.5%
Debt funding	0%		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cumulative Debt Funding			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -

Schedule B Dilution

Vale														
Committed funding	40%		$ 87	$ 87	$ 70	$ 81	$ 86	$ 86	$ 87	$ 98	$ 49	$ 49	$ 49	$ 49
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 120**	**$ 120**	**$ 103**	**$ 103**	**$ 103**	**$ 103**	**$ 98**	**$ 98**	**$ 49**	**$ 49**	**$ 49**	**$ 49**
Default committed funding or related cover repayment	1x			(20)				(15)						
Total default			$ -	$ (20)	$ -	$ -	$ -	$ (15)	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ (20)	$ -	$ -	$ -	$ (15)	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 120	$ 80	$ 103	$ 103	$ 103	$ 73	$ 98	$ 98	$ 49	$ 49	$ 49	$ 49
Cumulative		37	$ 157	$ 237	$ 340	$ 443	$ 545	$ 618	$ 716	$ 814	$ 863	$ 912	$ 961	$ 1,010
Ownership			40%	34%	34%	34%	34%	33%	33%	33%	33%	33%	33%	33%

Ero														
Committed funding	60%		$ 180	$ 180	$ 197	$ 197	$ 197	$ 197	$ 202	$ 202	$ 101	$ 101	$ 101	$ 101
Free carry			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 180**	**$ 180**	**$ 197**	**$ 197**	**$ 197**	**$ 197**	**$ 202**	**$ 202**	**$ 101**	**$ 101**	**$ 101**	**$ 101**
Default committed funding or related cover repayment	1x													
Total default			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ 20	$ -	$ -	$ -	$ 15	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ 20	$ -	$ -	$ -	$ 15	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 180	$ 220	$ 197	$ 197	$ 197	$ 227	$ 202	$ 202	$ 101	$ 101	$ 101	$ 101
Cumulative		56	$ 236	$ 456	$ 653	$ 850	$ 1,048	$ 1,275	$ 1,477	$ 1,679	$ 1,780	$ 1,881	$ 1,982	$ 2,083
Ownership			60%	66%	66%	66%	66%	67%	67%	67%	67%	67%	67%	67%

Aggregate Historical Costs (illustrative estimate)

[REDACTED COPY]

Part 1e – Positive FID Election by Both Parties with Vale Electing to a Committed Ownership Level of 40% – No Debt and Ero Default

FID	Year 1				Year 2				Year 3			
		FID	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Capital call	$ 3,000		$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 150	$ 150	$ 150	$ 150
Cumulative Capital Funding			$ 300	$ 600	$ 900	$ 1,200	$ 1,500	$ 1,800	$ 2,100	$ 2,400	$ 2,550	$ 2,700	$ 2,850	$ 3,000
Cumulative Vale Free Carry			11.0%	11.0%	11.0%	10.1%	9.2%	8.6%	7.9%	6.9%	6.5%	6.1%	5.8%	5.5%
Debt funding	0%		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cumulative Debt Funding			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -

<u>Schedule B Dilution</u>

Vale														
Committed funding	40%		$ 87	$ 87	$ 104	$ 115	$ 121	$ 121	$ 133	$ 144	$ 72	$ 72	$ 72	$ 72
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 120**	**$ 120**	**$ 137**	**$ 137**	**$ 137**	**$ 137**	**$ 144**	**$ 144**	**$ 72**	**$ 72**	**$ 72**	**$ 72**
Default committed funding or related cover repayment	1x													
Total default			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ 20	$ -	$ -	$ -	$ 20	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ 20	$ -	$ -	$ -	$ 20	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 120	$ 160	$ 137	$ 137	$ 137	$ 177	$ 144	$ 144	$ 72	$ 72	$ 72	$ 72
Cumulative		37	$ 157	$ 317	$ 455	$ 592	$ 729	$ 906	$ 1,050	$ 1,194	$ 1,266	$ 1,337	$ 1,409	$ 1,481
Ownership			40%	46%	46%	46%	46%	48%	48%	48%	48%	48%	48%	48%

Ero														
Committed funding	60%		$ 180	$ 180	$ 163	$ 163	$ 163	$ 163	$ 156	$ 156	$ 78	$ 78	$ 78	$ 78
Free carry			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 180**	**$ 180**	**$ 163**	**$ 163**	**$ 163**	**$ 163**	**$ 156**	**$ 156**	**$ 78**	**$ 78**	**$ 78**	**$ 78**
Default committed funding or related cover repayment	1x			(20)				(20)						
Total default			$ -	$ (20)	$ -	$ -	$ -	$ (20)	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ (20)	$ -	$ -	$ -	$ (20)	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 180	$ 140	$ 163	$ 163	$ 163	$ 123	$ 156	$ 156	$ 78	$ 78	$ 78	$ 78
Cumulative		56	$ 236	$ 376	$ 538	$ 701	$ 864	$ 987	$ 1,143	$ 1,299	$ 1,377	$ 1,456	$ 1,534	$ 1,612
Ownership			60%	54%	54%	54%	54%	52%	52%	52%	52%	52%	52%	52%

Aggregate Historical Costs (illustrative estimate)

[REDACTED COPY]

Part 1f – Positive FID Election by Both Parties with Vale Electing to a Committed Ownership Level of 40% – Vale Default and Ero makes Cover Payment

Year 1				Year 2				Year 3			
		FID	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Capital call	$ 3,000		$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 150	$ 150	$ 150	$ 150
Cumulative Capital Funding			$ 300	$ 600	$ 900	$ 1,200	$ 1,500	$ 1,800	$ 2,100	$ 2,400	$ 2,550	$ 2,700	$ 2,850	$ 3,000
Cumulative Vale Free Carry			11.0%	11.0%	11.0%	10.1%	9.2%	8.6%	7.9%	6.9%	6.5%	6.1%	5.8%	5.5%
Debt funding	0%		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cumulative Debt Funding			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -

Schedule B Dilution

Vale

Committed funding	40%		$ 87	$ 87	$ 87	$ 98	$ 104	$ 104	$ 102	$ 113	$ 57	$ 57	$ 57	$ 57
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 120**	**$ 120**	**$ 120**	**$ 120**	**$ 120**	**$ 120**	**$ 113**	**$ 113**	**$ 57**	**$ 57**	**$ 57**	**$ 57**
Default committed funding or related cover repayment	1x							$ (20)						
Default committed funding with Cover Loan Balance				$ (20)	$ (20)	$ (20)	$ (20)							
Cover Loan Default (Principal + Interest)								$ (23)						
Total default			$ -	$ -	$ -	$ -	$ -	$ (23)	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ -	$ -	$ -	$ -	$ (20)	$ -	$ -	$ -	$ -	$ -	$ -
Cover Loan Balance			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover Loan Interest	13%		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 120	$ 120	$ 120	$ 120	$ 120	$ 77	$ 113	$ 113	$ 57	$ 57	$ 57	$ 57
Cumulative		37	$ 157	$ 277	$ 397	$ 517	$ 637	$ 714	$ 828	$ 941	$ 997	$ 1,054	$ 1,111	$ 1,167
Ownership			40%	40%	40%	40%	40%	38%	38%	38%	38%	38%	38%	38%

Ero

Committed funding	60%		$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 187	$ 187	$ 93	$ 93	$ 93	$ 93
Free carry			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 180**	**$ 180**	**$ 180**	**$ 180**	**$ 180**	**$ 180**	**$ 187**	**$ 187**	**$ 93**	**$ 93**	**$ 93**	**$ 93**
Default committed funding or related cover repayment	1x													
Default committed funding with Cover Loan Balance														
Cover Loan Default (Principal + Interest)														
Total default			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover Loan Balance			$ -	$ 20	$ 21	$ 21	$ 22	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover Loan Interest	13%		$ -	$ 1	$ 1	$ 1	$ 1	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ -	$ -	$ -	$ -	$ 23	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ -	$ -	$ -	$ -	$ 20	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 180	$ 180	$ 180	$ 180	$ 180	$ 223	$ 187	$ 187	$ 93	$ 93	$ 93	$ 93
Cumulative		56	$ 236	$ 416	$ 596	$ 776	$ 956	$ 1,179	$ 1,365	$ 1,552	$ 1,646	$ 1,739	$ 1,832	$ 1,926
Ownership			60%	60%	60%	60%	60%	62%	62%	62%	62%	62%	62%	62%

[REDACTED COPY]

Aggregate Historical Costs (illustrative estimate)

Vale Historical Costs (per Schedule D of Agreement)	[Redacted - commercially sensitive]
Ero (estimated earn-in expenditures)	[Redacted - commercially sensitive]
Aggregate Historical Costs	93

[REDACTED COPY]

Part 1g – Positive FID Election by Both Parties with Vale Electing to a Committed Ownership Level of 40% – Ero Default and Vale makes Cover Payment

Year 1				Year 2				Year 3			
		FID	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Capital call	$ 3,000		$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 150	$ 150	$ 150	$ 150
Cumulative Capital Funding			$ 300	$ 600	$ 900	$ 1,200	$ 1,500	$ 1,800	$ 2,100	$ 2,400	$ 2,550	$ 2,700	$ 2,850	$ 3,000
Cumulative Vale Free Carry			11.0%	11.0%	11.0%	10.1%	9.2%	8.6%	7.9%	6.9%	6.5%	6.1%	5.8%	5.5%
Debt funding	0%		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cumulative Debt Funding			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -

<u>Schedule B Dilution</u>

Vale														
Committed funding	40%		$ 87	$ 87	$ 87	$ 98	$ 104	$ 104	$ 116	$ 127	$ 63	$ 63	$ 63	$ 63
Free carry			$ 33	$ 33	$ 33	$ 22	$ 17	$ 17	$ 11	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 120**	**$ 120**	**$ 120**	**$ 120**	**$ 120**	**$ 120**	**$ 127**	**$ 127**	**$ 63**	**$ 63**	**$ 63**	**$ 63**
Default committed funding or related cover repayment	1x													
Default committed funding with Cover Loan Balance														
Cover Loan Default (Principal + Interest)														
Total default			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover Loan Balance			$ -	$ 20	$ 21	$ 21	$ 22	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover Loan Interest	13%		$ -	$ 1	$ 1	$ 1	$ 1	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ -	$ -	$ -	$ -	$ 23	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ -	$ -	$ -	$ -	$ 20	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 120	$ 120	$ 120	$ 120	$ 120	$ 163	$ 127	$ 127	$ 63	$ 63	$ 63	$ 63
Cumulative		37	$ 157	$ 277	$ 397	$ 517	$ 637	$ 800	$ 927	$ 1,054	$ 1,117	$ 1,180	$ 1,244	$ 1,307
Ownership			40%	40%	40%	40%	40%	42%	42%	42%	42%	42%	42%	42%

Ero														
Committed funding	60%		$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 173	$ 173	$ 87	$ 87	$ 87	$ 87
Free carry			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Funding w/o default			**$ 180**	**$ 180**	**$ 180**	**$ 180**	**$ 180**	**$ 180**	**$ 173**	**$ 173**	**$ 87**	**$ 87**	**$ 87**	**$ 87**
Default committed funding or related cover repayment	1x							$ (20)						
Default committed funding with Cover Loan Balance				$ (20)	$ (20)	$ (20)	$ (20)							
Cover Loan Default (Principal + Interest)								$ (23)						
Total default			$ -	$ -	$ -	$ -	$ -	$ (23)	$ -	$ -	$ -	$ -	$ -	$ -
Total penalized defaults			$ -	$ -	$ -	$ -	$ -	$ (20)	$ -	$ -	$ -	$ -	$ -	$ -
Cover Loan Balance			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover Loan Interest	13%		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cover payment			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total bonus defaults			$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL FUNDING			$ 180	$ 180	$ 180	$ 180	$ 180	$ 137	$ 173	$ 173	$ 87	$ 87	$ 87	$ 87
Cumulative		56	$ 236	$ 416	$ 596	$ 776	$ 956	$ 1,093	$ 1,266	$ 1,439	$ 1,526	$ 1,613	$ 1,699	$ 1,786
Ownership			60%	60%	60%	60%	60%	58%	58%	58%	58%	58%	58%	58%

[REDACTED COPY]

Aggregate Historical Costs (illustrative estimate)

Vale Historical Costs (per Schedule D of Agreement)	[Redacted - commercially sensitive]
Ero (estimated earn-in expenditures)	[Redacted - commercially sensitive]
Aggregate Historical Costs	93

[REDACTED COPY]

Part 2 – Negative FID Free Carry Election by Vale

[REDACTED COPY]

SCHEDULE D

SUMMARY OF THRESHOLDS

No threshold = right remains enforceable regardless of the Party’s % Ownership Interest.

Rights and Obligations	Section	Positive FID Election by Both Parties	Negative FID Free Carry Election by Vale
Construction Commencement Right	5	No threshold	No threshold
Construction Threshold Right	5	No threshold	Automatically becomes non-enforceable upon election
Vale ROFR	9	Until Vale’s Ownership Interest falls below 30%	Automatically becomes non-enforceable upon election
Vale’s tag-along right	9	Once Vale’s Ownership Interest falls below 30%	Automatically applies upon election
Vale Indirect Transfer Right	9	Until Vale’s Ownership Interest falls below 30%	Automatically becomes non-enforceable upon election
Ero ROFR	9	Until Ero’s Ownership Interest falls below 30%	N/A
Ero’s tag-along right	9	Once Ero’s Ownership Interest falls below 30%	N/A
Ero Indirect Transfer Right	9	Until Ero’s Ownership Interest falls below 30%	N/A
JV Partial Interest Call Right and the associated JV CoC Notice requirement	9	Until Vale’s Ownership Interest falls below 30%	Automatically becomes non-enforceable upon election
JV Call Right and JV Put Right	9	No threshold	No threshold
Repurchase Right in the Event of Material Breach	10	Right is available to each Party provided the other Party holds over 50% of the Ownership Interest	Once Vale’s Ownership Interest falls below 20%, Vale’s right to acquire Ero’s then Ownership Interest for cash consideration equal to 70% of FMV will become non-enforceable
Applicable Policies	22	No threshold	Until Vale’s Ownership Interest falls below 20%
Vale’s Copper Concentrates offtake rights	33

Until Vale’s Ownership Interest falls below 30%, Vale has the exclusive right to purchase up to 100% of any Copper Concentrates

Once Vale’s Ownership Interest falls below 30%, Vale has the exclusive right to purchase a percentage of any Copper Concentrates in proportion to Vale’s Ownership Interest, provided that if such proportion results in an offtake of less than 10,000 tonnes of Copper Concentrate per year, such offtake right shall cease to apply

			Automatically becomes non-enforceable upon election

[REDACTED COPY]

SCHEDULE F

LIST OF APPRAISERS

[Redacted - commercially sensitive]

[REDACTED COPY]

SCHEDULE G

SETTLEMENT AREA

[Redacted - maps and description of settlement area are commercially sensitive]